Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2012 to March 31, 2012)

THIS IS AN ENGLISH TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASES IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2012 to March 31, 2012)

To:	Korean Financial Services Commission and Korea Exchange

/s/
Park, Han-Yong
President and Representative Director
POSCO

1 Koedong-dong, Pohang-si, Nam-gu, Kyungsangbuk-do, Korea

Telephone: +82-54-220-0114

/s/
Shim, Tong-Wook
Senior Vice President
POSCO

1 Koedong-dong, Pohang-si, Nam-gu, Kyungsangbuk-do, Korea

Telephone: +82-2-3457-0114

2

TABLE OF CONTENTS

I.	Overview

II.	Business	9

III.	Financial Statements	33

IV.	Corporate Governance and Company Affiliates	37

Attachment:	Independent Accountants’ Review Report
(Non-consolidated and consolidated)

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I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

	Business	Note
(1)	Production and sale of crude steel and stainless steel products
(2)	Port/harbor loading/unloading, warehousing and packaging	No engagement in this business during the first quarter in the fiscal year of 2012
(3)	Management of professional athletic organizations
(4)	Power generation, renewable energy projects, liquefied natural gas logistics and exploration and other incidental businesses
(5)	Real property lease business
(6)	Public energy services and distribution system
(7)	Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources
(8)	Educational services and other incidental services
(9)	Production and sale of non-ferrous metals
(10)	Other businesses incidental or related, directly or indirectly, to the foregoing businesses

B.	POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., SUNGJIN GEOTEC Co., Ltd., DAEWOO INTERNATIONAL CORPORATION, POSCO ICT COMPANY LTD., POSCO CHEMTECH COMPANY LTD., POSCO M-TECH CO., LTD., POSCO Engineering & Construction Co., Ltd., Seoung Gwang Co., Ltd., POSCO Research Institute, POSCO Processing & Service Co., Ltd., POSCO A&C Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Plant Engineering Co., Ltd., POSCO TERMINAL Co., Ltd., POSTECH VENTURE CAPITAL CORPORATION, METAPOLIS Co., Ltd., POSMATE, POSCO Energy CORPORATION, SNNC Co., Ltd., Poscoenc Housing Planning Co., Ltd., POSBRO COMPANY LTD., Suwon Green Environment Co., Ltd., POSCO TMC CO., LTD., POSWITH CO., LTD., UITrans LRT co., POSCO-Nippon Steel RHF Joint Venture Co., Ltd., Pohang Fuelcell Power Corporation, Cheongna IBT Co., Ltd., MegaAsset Co., Ltd., Gunsan Steel Processing and Fabricating Center CO., LTD., POSCO ENGINEERING COMPANY CO., LTD., BASYS INDUSTRY CO., LTD., Pohang Steel Fabrication Center, POSCALCIUM Company, Ltd., DAKOS CO., LTD., SONGDO SE CO., Ltd., eNtoB Corporation, POSCO AST CO., LTD., DAIMYUNG TMS CO., LTD., POSCO LED COMPANY LTD., POSCO E&E, POMIC Co., Ltd., POS-HiMETAL CO., Ltd., POSFINE CO., Ltd., POS ECO HOUSING CO., Ltd., Mapo Hibroad Parking co., Ltd., Gwangyang Steel Processing and Fabricating Center Co., LTD., POSPlate Co., LTD., PLANT EST Co., Ltd., 9DIGIT CO., LTD., Sung Jin E&T Co., Ltd., ANJEONG DISTRICT DEVELOPMENT CO., LTD., POSGREEN Company, Ltd., Busan E&E Co., Ltd., POREKA Co., POSCO NST CO., LTD., Pohang Scrap Distribution Center Co., Ltd., PSC Energy Global Co., Ltd., SUNCHEON ECO TRANS Co., Ltd., POSMATEINSURE INSURANCE BROKER CO., LTD., Shinan Energy Co., Ltd., NewAltec Co., Ltd., PONUTech Co., Ltd., ReCO Metal Co., Ltd., Clean Gimpo Co., Ltd., Gale International( Korea), LLC., Songdo International Sports Club, LLC., POS-HiAl CO., LTD., Tamra Offshore Wind Power Co., Ltd., Blue O&M CO., LTD.,

(a)	Changes in Companies Belonging to the Business Group before March 31, 2012

•	Addition of Subsidiary: Blue O&M CO., LTD. (January 2, 2012)

•	Addition of Subsidiary: POS-HiAl CO., LTD. (February 1, 2012)

•	POSCO POWER CO., LTD. changed the company name to POSCO ENERGY CO., LTD. (February 7, 2012)

•	Addition of Subsidiary: Tamra Offshore Wind Power Co., Ltd. (March 2, 2012)

•	Exclusion of Subsidiary: DAIMYUNG TMS.CO.LTD. (March 22, 2012)

(b)	Changes in Companies Belonging to the Business Group after March 31, 2012

•	Addition of Subsidiary: POSCO ES Materials Co., Ltd. (May 2, 2012)

•	Addition of Subsidiary: Clean Po-hang Co., Ltd. (May 2, 2012)

•	Exclusion of Subsidiary: Cheongna IBT Co., Ltd. (May 10, 2012)

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

ø Details

(a) Prohibition on Cross Shareholdings (Article 9-1 of the MRFTA)

(b) Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c) Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the MRFTA)

(d) Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the MRFTA)

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(e) Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f) Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g) Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Date of the Establishment: April 1, 1968

(2)	Location of the Headquarters: 1 Koedong-dong, Nam-gu, Pohang-si, Kyungsangbuk-do, Korea

(3)	Steel Works and Offices

(a) Pohang Steel Works: 5 Dongchon-dong, Nam-gu, Pohang-si, Kyungsangbuk-do, Korea

(b) Gwangyang Steel Works: 700 Kumho-dong, Gwangyang-si, Chollanam-do, Korea

(c) Principal Executive Office: POSCO Center, 892 Daechi4 dong, Gangnam-gu, Seoul, Korea

(d) Overseas Offices: For the purpose of supporting international business transactions, the Company operates nine overseas offices as follows:

United Arab Emirates (Dubai), Czech Republic (Prague), the European Union (Dusseldorf, Germany), Brazil (Rio de Janeiro), Russia (Moscow), Egypt (Cairo), Mongolia (Ullaanbaatar), Australia (Perth), and the United States of America (Houston).

(4)	Composition of the Board of Directors (as of March 16, 2012)

(a) Inside Directors

•	Reelected members: Chung, Joon-Yang (3years) and Park, Han-Yong (1 year)

•	New members: Cho, Noi-Ha (1 year), Park, Ki-Hong (2 years), and Kim, Joon-Sik (2 years)

(b) Outside Directors

•	Reelected members: Han, Joon-Ho (2 years), Lee, Young-Sun (2 years), and Lee, Chang-Hee (3 years)

•	New members: James B. Bemowski (3 years)

(c) Representative Directors

•	Prior to March 16, 2012: Chung, Joon-Yang, Choi, Jong-Tae, Park, Han-Yong, and Oh, Chang-Kwan

•	As of March 16, 2012: Chung, Joon-Yang and Park, Han-Yong

(5)	Major Shareholders of POSCO

(a) National Pension Corporation holds the largest number of POSCO’s shares.

(b) Date of Disclosure: January 30, 2007

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(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, and January 31, 2012.)

B. Merger, Acquisition and Handover of Businesses

[None]

C. Major Changes in Production Facilities

There was no material change during the fiscal year of 2011.

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

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4. Other Information Regarding Shares

A. Total Number of Shares

(As of December 31, 2011)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

ø	The currency of the Republic of Korea is Korean Won ( “KRW”).
ø	Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

*	Treasury Stock Holding and Cancellation

			(As of March 31, 2012)
Method of Purchase	Type	Beginning ø	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,449,117	—	—	—	7,449,117
Special Money Trust		2,493,274	—	—	—	2,493,274
Total		9,942,391	—	—	—	9,942,391

ø	Beginning Balance: as of December 31, 2011

C. Voting Rights

	(As of March 31, 2012)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	9,942,391	*Treasury Stock 9,942,391 shares
(3) Shares with Voting Rights	77,244,444	—

D. Earnings and Dividend

	(In millions of KRW)
	2011	2010	2009
Net Profit	3,188,845	3,784,361	3,172,264
Earnings per Share (KRW)	41,279	49,127	41,380
Cash Dividend Paid	772,444	770,329	615,569
Pay-out Ratio	24.2	20.4%	19.4%
Dividend per Share (KRW)	10,000	10,000	8,000
Dividend Yield	2.56	2.03%	1.31%

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments below:

Steel, Trading, Engineering & Construction, and Others

B. Segment Results

					(In millions of KRW)
Category	2012 (January 1, 2012 ~ March 31, 2012)		2011		2010
	Sales	Operating Income(Loss)	Sales	Operating Income(Loss)	Sales	Operating Income(Loss)
Steel	9,397,633	610,760	39,151,930	4,809,464	35,527,373	5,112,149
Trading	4,956,571	69,662	21,097,356	159,339	6,236,031	37,984
Engineering & Construction	804,708	(15,816)	5,476,209	178,058	4,348,796	164,606
Others	1,149,732	123,173	3,213,230	261,240	1,775,056	118,781
Total	16,308,644	787,779	68,938,725	5,408,101	47,887,256	5,433,520

2. Current Situation

1) Steel

A. Domestic Market Share

					(Millions of Tons, %)
Category	2012 (January 1, 2012 ~ March 31, 2012)		2011		2010
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	17.2	100	68.5	100	58.4	100
POSCO Others	9.4 7.8	55 45	37.3 31.2	54 46	33.7 24.7	58 42

ø	Source: Korea Iron and Steel Association

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B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

(1)	Establishment of Steelworks in India

(a)	The Company entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelworks facility with an annual production capacity of 12 million tons. (June, 2005)

(b)	The Company established POSCO-India Private Limited (“POSCO-India Pvt., Ltd.”). (August, 2005)

(2)	Development of Iron Ore Captive Mines in India

(a)	POSCO-India filed applications for mining exploration licenses for certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	The Orissa state government recommended the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (December, 2006)

(c)	The Indian central government denied the approval for the Khandadhar Licenses and remanded the matter to the Orissa state government for further consideration. (July, 2007)

(d)	The Orissa state government resubmitted its recommendation for the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (January, 2009)

(e)	The third party applicant for the Khandadhar Licenses filed a suit against the Orissa State Government claiming that its right as the first applicant should be respected. (February, 2010)

(f)	The Orissa High Court set aside the Orissa State Government’s recommendation to grant the approval of the Khandadhar Licenses to POSCO-India. (July, 2010)

(g)	The Orissa State Government filed a special leave petition with the Indian Supreme Court. (November, 2010)

(h)	The Orissa State Government and POSCO-India completed the submission of the counter affidavit and the rejoinder. (October, 2011)

(3)	Establishment of Steelworks in India

(a)	The Indian central government granted the approval for the environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	The Indian central government granted the approval for the environmental impact assessment for the construction of steel mills. (July, 2007)

(c)	The Indian Supreme Court granted the transformation of the forest land with respect to 2,959 acres of the steel mill construction site. (August, 2008)

(d)	The Indian central government granted the final approval for the deforestation of steel mill construction sites. (December, 2009)

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(e)	Final plans for the rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	The Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	The Ministry of Environment and Forest of the Indian central government granted a conditional approval on the construction of the steel mills and the port. (January, 2011)

(h)	The Ministry of Environment and Forest of the Indian central government granted the final approval on the construction of the steel mills and the port. (May, 2011)

(i)	The Company cleared the crop fields designated for the construction of its steel mill site within the state owned property. (May, 2011).

(j)	An environmental organization filed a lawsuit to nullify the approval for the environmental impact assessment in the National Green Tribunal. (August, 2011)

(k)	The National Green Tribunal dismissed the lawsuit of nullifing the approval for the environmental impact assessment and ruled that the Ministry of Environment and Forest should reassess the conditions on which clearance was permitted for the project.

(4)	Establishment of Steelworks in Indonesia

(a)	The Company entered into a memorandum of agreement with Perseroan Terbatas Krakatau Steel, an Indonesian state owned company, to build an integrated steelwork with a total annual production capacity of 6 million tons of steel products in Indonesia. (December, 2009)

(b)	The Company entered into a joint venture agreement. (August, 2010)

(c)	The Company established PT. KRAKATAU POSCO. (September, 2010)

(d)	PT. KRAKATAU POSCO held a groundbreaking ceremony for the establishment of steelworks in Indonesia. (October, 2010)

(e)	The first phase of the construction of the steelworks with an annual production capacity of 3,000,000 tons began. The construction of the steelworks was scheduled to be completed by December, 2013. (July, 2011)

(f)	PT. KRAKATAU POSCO has continuously conducted piling work for the main facilities and started working for the basic ground. (October, 2011)

(g)	PT. KRAKATAU POSCO established a joint venture with Krakatau Industrial Estate Cilegon to build a Calcination factory at Cilegon, Indonesia. (December, 2011)

(h)	PT. KRAKATAU POSCO began to build the steel frame for the steelworks (February, 2012)

(5)	Establishment of POSCO-Maharashtra Steel Pvt., Ltd Continuous Galvanizing Line in India.

(a)	POSCO-Maharashtra Steel Pvt., Ltd. started the construction of a continuous galvanizing line with an annual production capacity of 450 thousand tons. (March, 2010)

(b)	The steel frame construction started. (October, 2010)

(c)	The construction and the installation of production facilities for a continuous galvanizing line commenced. (February, 2011)

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(d)	POSCO-Maharashtra Steel Pvt., Ltd. launched a test-run of its continuous galvanizing line. (December, 2011)

(6)	Establishment of Guangdong Pohang Continuous Galvanizing Line in China

(a)	The establishment plan for Guangdong Pohang Continuous Galvanizing Line in China was approved by the Board of Directors. (July, 2010)

(b)	The establishment plan for Guangdong Pohang Continuous Galvanizing Line in China was approved by the Chinese government. (October, 2010)

(c)	The Company held a groundbreaking ceremony for the establishment of Guangdong Pohang Continuous Galvanizing Line in China. (March, 2011)

(d)	The construction of electricity generation facility commenced. (November, 2011)

2) Trading

A. Market Share

			(Millions of Dollars)
Category	2011 (January 1, 2011 ~ March 31, 2011)	2012 (January 1, 2012 ~ March 31, 2012)	Growth rate
Whole Korean companies	130,986	134,861	3.0%
Daewoo International	1,884	2,107	11.8%

B. Summary and Prospect of New Businesses

By acquiring Daewoo International Corporation (“Daewoo International”), a global trading company primarily engaged in trading of steel and raw materials, the Company has benefited from the expansion of the steel market and the synergy effect for the Company and its subsidiaries engaged in engineering and construction, information technology and plantation businesses. Daewoo International’s accumulated sale increased to KRW 4,408 billion in the first quarter of fiscal year of 2012 and its operating income also increased to KRW 76 billion in the first quarter of fiscal year of 2012 on non-consolidated basis.

Daewoo International has newly entered into the food and forestry development business to secure the future food resources and green energy resources. Daewoo International will aggressively drive this successful momentum of active investment and trading by establishing plantations for agro-resources such as rice, soybean, wheat and corn as well as Oil Palm and afforestation businesses.

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3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO Engineering & Construction, established on February 1982, is currently expanding its business areas to civil engineering, architectural works, energy, urban development and low carbon & green growth businesses. In reference to the number of the oversea contracts signed by POSCO Engineering & Construction in 2011, the business performance of the POSCO Engineering & Construction in the global market has been satisfactory.

POSCO ENGINEERING COMPANY CO., LTD. succeeded in the development of a management system for the global market and the Engineering, Procurement & Construction (“EPC”) business. POSCO ENGINEERING COMPANY CO., LTD. planed out its global sales strategy and stabilized its global network through its local agencies and localization strategies. Recently, POSCO ENGINEERING COMPANY CO., LTD. expanded its business markets to the Southeastern Asian countries such as Thailand, Indonesia and Vietnam.

4) Others

A. POSCO Energy

POSCO Energy started its commercial operation in February, 1972 as the only privately-owned heat power plant in Korea. Since the early 90’s, POSCO Energy continuously remodeled and built more complex heat power plants meeting the increased demand of electricity in Korea.

B. POSCO ICT

To create a synergy between its information technology (“IT”) and its industrial engineering services, POSCO ICT Co., Ltd. has utilized an automation technology developing its competitiveness in the IT and manufacturing services. POSCO ICT Co., Ltd. is promoting new businesses for light emitting diode, smart grid, and cloud computing.

C. POSCO Chemtech

POSCO Chemtech Company Ltd., founded in 1963, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO Chemtech Company Ltd. provides refractories to a wide range of industries including steel, cement, and glass companies. To become a global company, POSCO Chemtech Company Ltd. is currently expanding its markets to Japan, China and Indonesia.

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3. Key Products

A. Current Situation of Key Products

	(In hundred millions of KRW)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc	27,473	19.9%
	Cold-rolled Product (CR)	Automobile , Home appliances, etc	40,418	29.3%
	Cold-rolled Product (CR)	Western tableware, etc	28,315	20.5%
	By-Product	Cement material, etc	41,847	30.3%
	Gross Sum		138,053	100.0%
	Deduction of Internal Trade		(44,077)	—
	Sub Total		93,976	—
International Trade	Steel, Metal		33,631	50.2%
	Chemical, Strategic Item, Energy		11,233	16.8%
	Etc		22,085	33.0%
	Gross Sum		66,949	100.0%
	Deduction of Internal Trade		(17,383)	—
	Sub Total		49,566	—
Engineering & Construction	Domestic Construction	Architecture	2,872	19.7%
		Plant	3,188	21.8%
		Civil Engineering	2,047	14.0%
	Overseas Construction		4,935	33.8%
	Owned Construction		332	2.3%
	Etc		1,238	8.5%
	Gross Sum		14,612	100.0%
	Deduction of Internal Trade		(6,565)	—
	Sub Total		8,047	—
Others	Electricity Sales, etc		17,546	100.0%
	Deduction of Internal Trade		(6,048)	—
	Sub Total		11,497	—
	Total Sum		163,086	—

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B. Price Fluctuation Trend of Key Products

	(In thousands of KRW/Tons, kWh)
Business Area	Products	2012 (January 1, 2012 ~ March 31, 2012)	2011	2010
Steel Production	Hot-rolled Product (HR)	880	941	845
	Cold-rolled Product (CR)	1,042	1,090	987
Others	Electric Power	160	133	137
	Lime	103	105	112

ø	Trading and engineering & construction businesses are not reflected on the table.

[Steel]

(1)	Criteria for Calculation

(a) Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b) Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2)	Factors of Price Fluctuations

In response to the increase in the price of raw materials such as coal and iron ore in the first and second quarters of 2011, the Company has raised its domestic steel price by KRW 160 thousand since April 22, 2011.

[Others]

*	Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel Production	Raw Materials	Iron Ore	Iron Ore for Blast Furnaces	24,668 (28.6%)	BHP Billiton of Australia, Rio Tinto of Australia VALE of Brazil
		Coal	Coking Coal: Heat Source for Blast Furnaces	18,028 (20.9%)	Anglo of Australia, Rio Tinto of Australia, Teck of Canada
Smokeless Coal: Sintering Fuel
		Stainless Steel Materials	Key Materials for STS Production	20,460(23.8%)	Nickel, Ferrochrome, STS Scrap Iron, etc.
		Other Minerals	Sub-materials for Iron-making, Steelmaking	22,984(26.7%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	278(14.8%)
		Steel Pile	Foundation of Structure	46(2.4%)
		Steel Reinforcement	Strengthening Concrete	412(21.8%)
		Cable	Electricity Transfer	21(1.1%)
		Etc.	—	1,131(59.9%)
Others	Raw Materials	LNG	Material for Power Generation	6,025
		Limestone	Production of Lime	231

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B. Price Fluctuation Trend of Major Raw Materials

				(In thousands of KRW)
Business Area	Category	2012 (January 1, 2012 ~ March 31, 2012)	2011	2010
Steel Production (per ton)	Iron Ore	187	194	157
	Coal	294	287	221
	Scrap Iron	557	565	481
	Nickel	23,011	25,670	25,308
Engineering & Construction	Ready-mixed Concrete (per m2)	57	54	52
	Steel Pile (per m)	80	82	72
	Steel Reinforcement (per kg)	1.0	0.8	0.7
	Cable (per m)	1.0	0.8	0.8
Others	LNG (per ton)	995	893	781
	Lime (per ton)	20	22	22

[Steel]

*	Key Factors in Price Fluctuations

(1) Iron Ore

				(In Dollars/ Tons)
	2012 1Q (January 1, 2012 ~ March 31, 2012)	2011 4Q (October 1, 2011 ~ December 31, 2011)	2011 3Q (July 1, 2011 ~ September 30, 2011)	2011 2Q (April 1, 2011 ~ June 30, 2011)	2011 1Q (January 1, 2011 ~ March 31, 2011)	2010

Trend of International Benchmark Price (Free On Board, “FOB”)	135	130	168	171	173	136

- Platts Index (Fe 62%)

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(2) Coal

				(In Dollars/ Tons)
	2012 1Q (January 1, 2012 ~ March 31, 2012)	2011 4Q (October 1, 2011 ~ December 31, 2011)	2011 3Q (July 1, 2011 ~ September 30, 2011)	2011 2Q (April 1, 2011 ~ June 30, 2011)	2011 1Q (January 1, 2011 ~ March 31, 2011)	2010
Trend of International Benchmark Price (FOB)	235	285	315	330	225	191

- Coal (FOB): based on Australian premium hard coking coal price

(3) Scrap Iron

					(In Dollars/ Tons)
	2012 1Q (January 1, 2012 ~ March 31, 2012)	2011 4Q (October 1, 2011 ~ December 31, 2011)	2011 3Q (July 1, 2011 ~ September 30, 2011)	2011 2Q (April 1, 2011 ~ June 30, 2011)	2011 1Q (January 1, 2011 ~ March 31, 2011)	2010
Trend of Purchase Price (Cost and Freight, “CFR”)	466	445	494	480	495	409

- Scrap Iron (CFR)

(4) Nickel

	2012 1Q (January 1, 2012 ~ March 31, 2012)	2011 4Q (October 1, 2011 ~ December 31, 2011)	2011 3Q (July 1, 2011 ~ September 30, 2011)	2011 2Q (April 1, 2011 ~ June 30, 2011)	2011 1Q (January 1, 2011 ~ March 31, 2011)	2010
Trend of London Metal Exchange ( “LME”) Cash Price	USD 8.92/lb USD 19,665/ton	USD 8.3/lb USD 18,307/ton	USD 10.01/lb USD 22,069/ton	USD 11.00/lb USD 24,227/ton	USD 12.20/lb USD 26,903/ton	USD 9.89/lb USD 21,809/ton

[Engineering and Construction]

*	Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15
Steel Pile	SPS400 406.4x7.9T
Steel Reinforcement	High Tensile Deformed Bar SD40 D10
Cable	CV 0.6/1kv 2.5mm2 2core

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[Others]

(1) Criteria for Calculation

(a) Electric Power: purchase price of electricity from Korea Gas Corporation

*Increase in electricity price is due to the increase of raw material cost and foreign exchange rate.

(b) Lime: purchase price of lime and transportation fees

5. Production and Facilities

A. Production Capacity

[Steel]

				(Thousands of Tons)
Business Area	Products	2012 (January 1, 2012 ~ March 31, 2012)	2011	2010
Steel Production	Crude Steel	9,853	39,410	37,560

[Others]

				(MW, Thousands of Tons)
Business Area	Products		2012 (January 1, 2012 ~ March 31, 2012)	2011	2010
Power Generation	Electric Power	Incheon	3,052	3,052	1,800
		Gwangyang	284	284	284
Lime	Lime	—	548	2,190	2,190

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B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

					(Thousands of Tons)
Business Area	Products		2012 (January 1, 2012 ~ March 31, 2012)	2011	2010
Steel Industry	Crude Steel		9,871	39,074	35,365
	Products	Hot-Rolled Products	2,077	8,456	8,762
		Plate	1,642	6,273	4,639
		Wire Rod	509	2,113	2,332
		Pickled-Oiled Steel Sheets	696	2,495	2,450
		Cold-Rolled Products	1,855	7,453	7,204
		Coated Steel	1,365	5,358	4,627
		Electrical Steel	343	1,396	1,211
		Stainless	1,067	3,165	2,745
		Others	799	3,150	3,066
	Total Products		10,352	39,860	37,036

(2) Capacity Utilization Rate for the first quarter of fiscal year 2012

			(Thousands of Tons)
Business Area	Capacity	Production	Utilization Rate
Crude Steel Production	9,853	9,871	100.2%

- Capacity Utilization Rate = Production Result/ Production Capacity

*Trade and engineering & construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

20

[Others]

(1) Production Result

			(Gwh, Thousands of Tons)
Business Area	Products	2012 (January 1, 2012 ~ March 31, 2012)	2011	2010

Power Generation	Electric Power	4,032	12,066	4,863
Lime	Lime	612	2,425	2,256

(2) Capacity Utilization Rate for the first quarter of fiscal year of 2012

			(hr, Thousands of Tons)
Business Area	Products	Capacity	Production	Utilization Rate

Power Generation	Electric Power	4,368	3,330	72.7%
Lime	Lime	546	612	112.1%

C. Production Facilities

[Land]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	1,943,966	9,224			1,953,190
Trade	149,528		(4,855)		144,673
Engineering & Construction	57,090	2,562			59,652
Others	398,595	3,907			402,502

[Building]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	3,453,365	89,075		(64,355)	3,478,085
Trade	159,919	3,144		(1,868)	161,195
Engineering & Construction	56,817	5,615		(622)	61,810
Others	349,727	8,978		(4,430)	354,275

21

[Structures]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	2,060,849	49,120		(39,528)	2,070,441
Trade	17,496		(3,283)	(161)	14,052
Engineering & Construction	6,004		(22)	(95)	5,887
Others	176,089	3,935		(2,515)	177,509

[Machinery and Equipments]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	14,529,327	443,943		(379,343)	14,593,927
Trade	144,292		(17,613)	(4,569)	122,110
Engineering & Construction	25,258	2,031		(1,723)	25,566
Others	1,480,507	22,590		(31,045)	1,472,052

[Vehicles]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	48,377	2,332		(3,373)	47,336
Trade	5,659	55		(562)	5,152
Engineering & Construction	5,855	39		(559)	5,335
Others	6,853	759		(668)	6,944

[Tools and Fixtures]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	54,471	2,751		(5,680)	51,542
Trade	1,844	161		(185)	1,820
Engineering & Construction	1,761	381		(223)	1,919
Others	22,802	3,872		(2,930)	23,744

[Equipment]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	96,468	11,452		(8,759)	99,161
Trade	17,136	1,153		(1,538)	16,751
Engineering & Construction	9,727	1,498		(1,074)	10,151
Others	46,358	5,318		(3,865)	47,811

22

[Financial Lease Assets]	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	17,990		(125)	(345)	17,520
Trade	634	154		(60)	728
Engineering & Construction	9,307	4		(631)	8,680
Others	10,612		(1,063)	(1,908)	7,641

(2) Major Capital Expenditures

(a) Investments under Construction

[Steel]		(In hundred millions of KRW)
Products		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion	November, 2010 ~ July, 2014	G) Establishment of the Fourth Hot-coil Mill	16,262	2,705	13,557
		April, 2008~ September, 2016	P, G) Expansion of the Capacity of the Raw Materials Treatment Facilities	13,010	8,282	4,728
		October, 2008~ March, 2012	P) Establishment of a Pickling Galvanizing Line	2,472	2,418	54
		March, 2011~ January, 2014	P) Optimization of the Facilities	22,034	4,334	17,700
	Renovation / Replacement	December 2010 ~ June 2014	G) Renovation of the First & Fifth Furnace	10,595	1,940	8,655
		March 2011~March 2014	P) Renovation of the First STS Rolling Facilities	2,178	10	2,168
	Other Projects			21,399	6,742	14,657

23

POSCO Specialty Steel	Expansion	November, 2009 ~ April, 2012	Establishment of a New Mill (0.6 million ton)	2,725	2,331	394
	Renovation / Replacement	April 2010 ~ October 2012	Renovation / Replacement of New Equipments in the Existing Rolling Mill	1,447	990	457
POSCO COATED & COLOR STEEL Co., Ltd.	Expansion	April 2011 ~ September 2012	Establishment of the Metal Copper Clad Laminate (MCCL) Mill	643	189	454
POSCO AST CO., LTD.	Expansion	September 2011 ~ May 2013	Establishment of a Factory and Facilities	447	90	357
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	Expansion	May 2011 ~ April 2012	Establishment of #3 Plant	164	112	52
PT. KRAKATAU STEEL POSCO	Expansion	September 2010 ~ December 2013	Establishment of a Steel Mill	30,266	26,829	3,437
POSCO Maharashtra Steel Private Limited	Expansion	March 2010 ~ May 2012	Installation of a Continuous Galvanizing Line (0.45 million ton)	2,651	2,439	212
		July 2011 ~ June 2014	Establishment of a Cold-Coiled Mill in India (1.8 million ton)	7,857	1,139	6,718
POSCO-Mexico Co., Ltd.	Expansion	November 2011 ~ June 2013	Installation of the Second Continuous Galvanizing Line	3,503	904	2,599

ø	P stands for Pohang Steel Works.
ø	G stands for Gwangyang Steel Works.

24

[Others]		(In hundred millions of KRW)
Items		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO Energy	Expansion	October 2011 ~ September 2013	P) Establishment of a Combined Cycle Power Plant	5,950	638	5,312
Daewoo International	Expansion	October 2009 ~ September 2014	Construction of Natural Gas Production and Transportation Facilities in A-1/A-3 Gas Field in Myanmar	17,090	10,126	6,964

(b) Future Investment Plans

[Steel]	(In hundred millions of KRW)
Company	Project		Planned Investments
			2012	2013	2014
POSCO	Expansion, Renovation and Replacement of Existing Facilities	Capacity Increase	18,361	24,475	6,088
		Others	4,079	6,500	3,094

[Engineering & Construction]	(In hundred millions of KRW)
Company	Project	Planned Investments
		2012	2013	2014
POSCO PLANTEC	Expansion, Renovation and Replacement of Existing Facilities	102	223	217

ø	Share purchase is not reflected on the table.

25

6. Product Sales

[Steel]		(In hundred millions of KRW)
Items		2012 (January 1, 2012 ~ March 31, 2012)	2011 (January 1, 2011 ~ December 31, 2011)	2010 (January 1, 2010 ~ December 31, 2010)
Domestic	Hot-Rolled Products	17,972	72,471	49,940
	Cold-Rolled Products	14,703	65,580	77,936
	Stainless Steel	9,999	38,581	31,621
	Others	28,861	123,194	99,766
	Subtotal	71,534	299,826	259,263
Export	Hot-Rolled Products	9,501	42,665	22,084
	Cold-Rolled Products	25,715	101,980	89,059
	Stainless Steel	18,316	66,877	61,178
	Others	12,986	51,557	30,946
	Subtotal	66,518	263,079	203,267
Total	Gross Sum	138,053	562,905	462,530
	Internal Transaction	(44,077)	(171,386)	(107,256)
	Total	93,976	391,519	355,274

26

[Trading]		(In hundred millions of KRW)
Items		2012 (January 1, 2012 ~ March 31, 2012)	2011 (January 1, 2011 ~ December 31, 2011)	2010 (January 1, 2010 ~ December 31, 2010)
Domestic	Product	236	1,026	217
	Merchandise	1,984	8,444	1,721
	Others	30	78	19
Export	Product	335	1,964	347
	Merchandise	23,881	93,622	22,653
	Others	61	706	64
Trade among Korea, China, Japan		40,422	180,390	69,082
Gross Sum		66,949	286,230	94,103
Internal Transaction		(17,383)	(75,256)	(31,743)
Total		49,566	210,974	62,360

[Engineering & Construction]	(In hundred millions of KRW)
Items	2012 (January 1, 2012 ~ March 31, 2012)	2011 (January 1, 2011 ~ December 31, 2011)	2010 (January 1, 2010 ~ December 31, 2010)
Construction Contract Revenue	Domestic	Architecture	2,872	16,321	12,823
Plant	3,188	23,716	32,811
Civil Engineering	2,047	11,187	11,355
Overseas	4,403	24,275	8,441
Own Construction	332	672	6,101
Other Subsidiary company sales	1,770	8,560	7,704
Gross Sum	14,612	84,731	79,235
Internal Transaction	(6,565)	(29,969)	(35,747)
Total	8,047	54,762	43,488

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[Others]	(In hundred millions of KRW)
Items	2012 (January 1, 2012 ~ March 31, 2012)	2011 (January 1, 2011 ~ December 31, 2011)	2010 (January 1, 2010 ~ December 31, 2010)
Electric Power	11,497	32,132	17,751

7. Derivatives - Currency Forward Contracts

If the Exchangeable Bonds to American Depository Receipts of SK Telecom issued in 2008 and 2011 had been converted on December 31, 2011, the derivative valuation of the profit would have been KRW 4,912 million.

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January 2010	-	The purpose of the Cooperation Agreement was to obtain 15% stake in Roy Hill Holdings Pty. Ltd. which was pursuing the development of Roy Hill iron ore mine in Western Australia.
		January 2012	-	POSCO decided to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (2nd phase), which amounts to approximately KRW 1,779 billion.
		March 2012	-	POSCO entered into a contract in March 2012 to invest an additional A$ 1,495 million to increase its interest to 15% of the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd.
		April 2012	-	POSCO entered into a contract to dispose its 2.5% interest in the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd. to China Steel Corporation for A$ 305 million.

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DAEWOO INTERNATIONAL CORPORATION	Gas Sales and Purchase Agreement (“GSPA”) regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December 2008	1)	Contract Parties
			-	Seller: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)
			-	Buyer: China National United Oil Company (“CNUOC”)
			2)	Signed Date: December 24, 2008
			3)	Summary of the GSPA
			-	Gas production period is expected to be approximately 30 years.
			-	Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.
			4)	Remarks
			-	CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligations under gas sales and purchase agreement.
			-	Related Public Announcements: December 2, 2008; December 3, 2008; July 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004
	Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc)	August 2009	1)	Total Investment: USD 1,679 million (Daewoo International’s Investment Amount)
			2)	Purpose of Investment: construction of new facilities for gas production, processing and transportation
			3)	Total Period of Investment: October 1, 2009 ~ September 30, 2014
			4)	Remarks
			-	Location: the north-western offshore and onshore in Myanmar
			-	Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)
			-	Date of Gas Supply: May 1, 2013; daily gas production rate during the plateau period: 50,000ft3/day
			-	The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 developments will commence consequently approximately 10 years after the completion of the phase 1 development.
			-	Main business areas: Upstream offshore business (offshore platform, subsea system), Middle stream offshore business (gas pipeline, onshore gas terminal)
			-	Participants: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation (8.5%)
	Sale of Daewoo Cement (Shandong) Company Limited	July 2011	1)	Purpose of the Sale : sale of non-core business, divestiture and collection of long term debt
			2)	Other information
			-	The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo Cement (Shandong) Company Limited will be made when such information is available.
			-	The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of fiscal year 2010, the book value of all of the shares of Daewoo Cement (Shandong) Company Limited was KRW 5,471,000,000 under the K-IFRS.
			-	The official sale date of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; actual sale date of all of the shares of Daewoo Cement (Shandong) Company Limited shall be set when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.
			-	Sale agreement can be nullified when condition precedents of the contract (i.e. government approvals, etc) are not satisfied.

29

9. Research and Development

A. Research and Development ( “R&D”) Organization

Business Area	Company		Organization	Staff
Steel	POSCO	POSCO’s Department	Technical Research Laboratory (Group)	842
			New Growth Technology Strategy Department	22
			Iron and Steel Technology Strategy Department	79
			Environment and Energy Department	35
			Total	978
	POSCO Specialty Steel		R&D Group	21
	POSCO COATED & COLOR STEEL		Product Research Group	11
	POSCO AST CO., LTD.		Product Research Team	4
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		Product Development Group	6
	POSCO Thainox Public Company Ltd.		Product development and research	6
International Trade	DAEWOO International Corporation		Pusan Plant R&D Center Development Team	59
Engineering & Construction	POSCO Engineering & Construction		R&D Center	86
	POSCO Plant Engineering		Technology Innovation Group	11
	POSCO A&C		R&D Center, Quality Engineering Team	14
Others	POSCO POWER		R&D Center	38
	POSCO ICT		Information Control Lab	77
	POSCO CHEMTECH COMPANY		R&D Center	42
	POSCO M-TECH CO., LTD.		R&D Center	19
	POS-HiMETAL CO., Ltd.		Product Research Department	9
	PNR CO., Ltd.		Quality Innovation Department	2

30

B. R&D Expenses	(In millions of KRW)
Category	Business Area
	Steel	International Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	32,450	529	1,489	8,357	42,825
Manufacturing Cost	90,832	—	358	1,024	92,214
R&D Cost (Intangible Assets)	3,863	—	149	1,337	5,349
Total	127,145	529	1,996	10,718	140,388
R&D/Sales Ratio	1.35%	0.01%	0.25%	0.93%	0.86%

31

III. Financial Statements

1. Non-consolidated Financial Statements

A. Summary on Fiscal Years of 2010~2011 and the First Quarter of Fiscal Year of 2012

			(In millions of KRW)
Account	2012(January 1, 2012~March 31, 2012)	2011	2010

[Current Assets]	13,188,904	13,924,795	12,993,605

Cash & Cash equivalents	1,537,870	1,137,882	672,427

Trade Accounts & Notes Receivable(net)	4,336,210	4,220,242	3,548,448

Other Current Financial Instruments	1,011,436	1,381,463	2,754,319

Inventories	6,241,889	7,144,709	5,998,545

Other Current Assets	61,499	40,501	19,866

[Non-current Assets]	39,504,820	38,803,081	36,092,622

Other Non-current Financial Instruments	4,095,131	3,833,058	5,015,783

Investment in Subsidiaries and Associates	13,200,504	12,824,776	10,470,156

Tangible Assets	21,592,613	21,533,135	20,011,110

Good Will & Other Intangible Assets	229,418	222,896	229,137

Other Non-current Assets	387,154	389,216	366,436

Total Assets	52,693,724	52,727,876	49,086,227

[Current Liabilities]	4,734,896	5,015,145	6,051,454

[Non-current Liabilities]	10,154,775	10,114,715	7,011,278

Total Liabilities	14,889,671	15,129,860	13,062,732

[Capital Stock]	482,403	482,403	482,403

[Capital Surplus]	1,227,692	1,227,692	1,158,539

[Retained Earnings]	38,094,712	38,122,620	35,706,778

[Other Equity]	(2,000,754)	(2,234,699)	(1,324,225)

32

Account	2012(January 1, 2012~March 31, 2012)	2011	2010

Total Shareholders’ Equity	37,804,053	37,598,016	36,023,495

Total Sales	9,460,419	39,171,703	32,582,037

Operating Income	422,154	4,196,028	4,784,518

Net Income	538,559	3,188,845	3,784,361

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

C. Non-consolidated Financial Statements

(1) Balance Sheet

Refer to the attached balance sheet for the first quarter of fiscal year of 2012.

(2) Income Statements

Refer to the attached income statement for the first quarter of fiscal year of 2012.

(3) The Note on the Financial Statement

Refer to the auditor’s note about the financial statement.

33

2. Consolidated Financial Statements

A. Summary on Fiscal Years of 2010~2011 and the First Quarter of Fiscal Year of 2012

			(In millions of KRW)
Account	2012(January 1, 2012~March 31, 2012)	2011	2010

[Current Assets]	33,335,047	33,556,911	27,672,377

Cash & Cash equivalents	5,042,890	4,598,682	3,521,045

Other Current Financial Instruments	3,044,025	3,656,270	4,383,302

Accounts Receivable	11,968,456	11,450,515	9,219,011

Inventories	11,487,897	12,283,644	9,559,206

Other Current Assets	1,791,779	1,567,800	989,813

[Non-current Assets]	46,143,911	44,851,927	41,746,049

Other Non-current Financial Instruments	5,495,372	5,125,672	6,417,038

Investment Securities	4,058,214	3,831,659	3,306,425

Tangible Assets	28,967,155	28,453,184	25,437,740

Good Will & Other Intangible Assets	5,435,365	5,244,928	4,619,169

Other Non-current Assets	2,187,805	2,196,484	1,965,677

Total Assets	79,478,958	78,408,838	69,418,426

[Current Liabilities]	19,785,874	19,605,357	18,276,777

[Non-current Liabilities]	18,314,356	18,073,561	12,604,482

Total Liabilities	38,885,800	37,678,918	30,881,259

[Controlling Interest]	38,908,025	38,356,350	36,575,685

Capital Stock	482,403	482,403	482,403

Capital Surplus	1,126,491	1,150,452	1,101,561

Retained Earnings	38,778,099	38,709,475	35,887,696

34

Other Controlling Interest	(1,501,193)	(1,985,980)	(895,975)

[Minority Interest]	2,492,928	2,373,570	1,961,482

Total Shareholders’ Equity	41,378,728	40,729,920	38,537,167

Total Sales	16,308,644	68,938,725	47,887,255

Operating Income	787,779	5,408,101	5,433,520

Consolidated Net Profit	635,639	3,714,286	4,185,651

[Controlling Interest]	629,539	3,648,136	4,105,623

[Minority Interest]	6,100	66,150	80,029

Consolidated Total Comprehensive Income	1,164,105	2,442,377	4,765,441

[Controlling Interest]	1,112,868	2,530,437	4,639,672

[Minority Interest]	51,237	(88,060)	125,769

Number of Consolidated Companies	222	220	173

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the

“K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

(1) Consolidated Balance Sheet

Refer to the attached consolidated balance sheet for the first quarter of fiscal year of 2012.

(2) Consolidated Income Statements

Refer to the attached consolidated financial report for the first quarter of fiscal year of 2012.

35

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1)	Board of Directors

Our board of directors has the ultimate responsibility for management of our business affairs. Under our Articles of Incorporation, the board shall consist of five directors who also act as the executive officers (the “Inside Directorsectors has the ultimate responsibility for management of our business affairs. Under our Articles of Incorpoth Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for the Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates Directors and Outside Directors the Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (the s of Daewoo Cement (Shandong) Company Limited shall the Director Candidate Recommendation Committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may recommend candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six special committees:

(a)	Director Candidate Recommendation Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Operation Committee;

(d)	Executive Management Committee;

(e)	Audit Committee; and

(f)	Related Party Transaction Committee.

*	Composition of the Special Committees under the Board of Directors and their Functions (2012.3.16)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Lee, Young-Sun Han, Joon-Ho Lee, Chang-Hee Kim, Joon-Sik

•      Reviews the qualifications of potential candidates for Directors

•      Proposes nominees for the Outside Directors

•      Advances the nomination process for the Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Byun, Dae-Gyu Han, Joon-Ho Nam, YongPark, Sang-Kil	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors

36

Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Nam, Yong Byun, Dae-Gyu James B. BemowskiCho, Noi-Ha Park, Ki-Hong

•      Advances deliberation of new investments in other companies

•      Revises the internal regulations regarding the operation of the Board of Directors

•      Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Lee, Chang-Hee Park, Sang-Kil Lee, Young-Sun

•      Audits the accounting system and business operations

•      Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Lee, Chang Hee Park, Sang-Kil Lee, Young-Sun

•      Reviews matters related to the internal transactions under the MRFTA.-Holds preliminary review on internal transactions exceeding the amount of KRW 10 billion.

•      Holds a deliberation hearing on internal transactions exceeding KRW 3 billion but less than 10 billion.

Executive Management Committee	5 Inside Directors	Chung, Joon-Yang Park, Han-Yong Cho, Noi-Ha Park, Ki-Hong Kim, Joon-Sik

•      Oversees decisions with respect to our operational and management matters

•      Reviews management’s proposal for new strategic initiatives

•      Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•      Reviews and revises work and welfare policies

(2)	Establishment and Composition of the Director Candidate Recommendation Committee

(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

37

*	Composition of the Director Candidate Recommendation Committee

•	Effective Date: March 16, 2012

Lee, Young-Sun (Chairman)	Outside Director	<Satisfies the regulation requiring that more than 50% of directors should be Outside Directors>
Han, Joon-Ho (Member)	Outside Director	• Outside Directors (3), Inside Director (1):
Lee, Chang-Hee (Member)	Outside Director	Pursuant to Article 542-8 of the Korean Commercial Code
Kim, Joon-Sik (Member)	Inside Director

(3)	List of Outside Directors (as of March 31, 2012)

Name	Experience	Relation with Majority Shareholder	Remarks
Han, Joon-Ho	• CEO and Vice Chairman, Samchully Co., Ltd. • Former Chairman and CEO, Korea Electric Power Corporation	None	Chairman Board of Directors

Lee, Young-Sun	• Former President of Hallym University • Former Professor of Yonsei University	None

Lee, Chang Hee	• Professor of College of Law, Seoul National University • Former International Director, Tax Law Association	None

Nam, Yong	• Former Vice Chairman and CEO, LG Electronics • Former President of Strategic Business Initiatives, LGCorporation Co., Ltd • Former President and CEO, LG Telecom, Ltd.	None

Byun, Dae-Gyu	• Chairman and CEO, Humax Co., Ltd. • Member of National Science and Technology Council • Full member of the National Academy of Engineering of Korea	None

Park, Sang-Kil	• Attorney at Law, Kim and Chang • Prosecutor General, Daejeon High Prosecutor’s Office • Prosecutor General, Busan High Prosecutor’s Office	None

38

Name	Experience	Relation with Majority Shareholder	Remarks
James B. Bemowski	• Vice Chairman & CEO, Business Operations Doosan Corporation • Senior Executive Vice President and Chairman of SBB Mutual Southern Bank Berhad, Malaysia • Senior Partner, McKinsey & Company	None

*	List of Key Activities of the Board of Directors (January 1, 2012 – May 15, 2012)

Session	Date	Agenda	Approval
2012-1	January 17

1. Approval of the financial statements for the forty-fourth fiscal year and the convocation schedule for the forty-fourth general meeting of shareholders

2. Plan for capital increase in POSTECH VENTURE CAPITAL CORPORATION

3. Contribution plan for Pohang Scholarship Foundation

4. Contribution plan for POSCO Employee Welfare Fund

5. Investment plan for Roy Hill iron ore project (2nd Phase)

6. Investment for the establishment of POSCO-Africa

7. Contribution of the thermal surveillance equipment for Young-Il Bay

8. Recommendation of a candidate for the Inside Director position (Candidate for the Chief Executive Officer)

All 8 Cases Approved

2012-2	February 23

1. Recommendation of candidates for the Inside Director position (Excluding the candidate for the Chief Executive Officer)

2. Payment of special remuneration for meritorious services to the Late Honorary Chairman Park, Tae-Joon

3. Agenda for the forty-fourth general meeting of shareholders

All 3 Cases Approved

2012-3	March 16

1. Appointment of the chairman of the Board of Directors

2. Appointment of the special committee members

3. Approval of the designation of the Chief Executive Officer

4. Approval of designation of Representative Directors and Inside Directors

5. Contribution to the Foundation for Supporting Victims of Compulsory Mobilization by Japan

All 5 Cases Approved

39

2012-4	May 11

1. Amendment to the operating regulations for the Board of Directors’ Meeting

2. Appointment of a compliance officer & establishment of the compliance standards

3. Contribution to POSCO Educational Foundation

4. Contribution to Benefit Sharing Performance Reward

5. Plan for the transaction with Daewoo International in 2012

6. Change of the long-term incentives payment method

All 6 Cases Approved

*	Major Activities of the Outside Directors on the Board of Directors (January 1, 2012 – May 15, 2012)

2011-8	November 4	7
2011-9	December 16	7
2012-1	January 17	7
2012-2	February 23	7
2012-3	March 16	7
2012-4	May 11	6

(4)	Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2012 – May 15, 2012)

Session	Date	Agenda	Approval
2012-1	February 21	1. Assessment of qualifications of the Inside Directors 2. Assessment of qualifications and recommendation of the Outside Directors	— Approved

2012-2	March 16	1. Appointment of the special committee members 2. Approval of the designation of positions for the Representative Directors and Inside Directors	— —

(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2012 – May 15. 2012)

Session	Date	Agenda	Approval
2012-1	January 17	Evaluation of the management result for the fiscal year of 2011	Approved

2012-2	February 23	Payment of special remuneration for meritorious services to the Late Honorary Chairman Park, Tae-Joon	—

2012-3	May 11	Change of the long-term incentives payment method	—

(c)	Major Activities of Finance and Operation Committee (January 1, 2012 – May 15, 2012)

40

Session	Date	Agenda	Approval
2012-1	January 16

1. Investment plan for Roy Hill iron ore project (2nd Phase)

2. Investment for the establishment of POSCO-Africa

3. Contribution of the thermal surveillance equipment for Young-Il Bay

4. Increased the upper limit for the guaranteed amount for POSCO Assan TST

5. Contribution to Disaster Relief Fund

— — — Approved Approved

1. Amendment to the operating regulations for the Board of Directors’ Meeting 2. Contribution to Benefit Sharing Performance Reward
2012-2	May 11	3. Participation in the project to support the partnerships for the purpose of productivity innovation among large and small companies	Approved
		4. Donation to 2012 Pyongchang Winter Special Olympics Organizing Committee	Approved

(d)	Major Activities of Related Party Transaction Committee (January 1, 2012 – May 15, 2012)

Session	Date	Agenda	Approval
2012-1	January 16	1. Plan for a capital increase in POSTECH VENTURE CAPITAL CORPORATION 2. Contribution plan for the Pohang Scholarship Foundation 3. Contribution plan for the POSCO Employee Welfare Fund 4. Review of the operation of the Fair Trading Program	—

2012-2	May 10	Contributionto POSCO Educational Foundation	—

(e)	Major Activities of Executive Management Committee (January 1, 2012 – May 15, 2012)

Session	Date	Agenda	Approval
2012-1	January 31

1. Plan for POSPIA 3.0 business

2. Plan for the sale of technology to PT.KRAKATAU POSCO

3. Increase of investment amount for the establishment of a hot-rolled steel coil production line at Gwangyang Steel Works

Approved Approved Approved

2012-2	April 3	Disposalof the investment securities to improve the financial soundness	Approved

2012-3	May 4	Planfor capital increase in POSTECH VENTURE CAPITAL CORPORATION	Approved

B. Audit Committee

Under the Korean laws and our Articles of Incorporation, we are required to have an audit committee (the “Audit Committee”). The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be of Outside Directors. Members of the Audit Committee must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services

41

and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. Our current Audit Committee is composed of four Outside Directors. Members of our Audit Committee are Lee, Chang-Hee (chairman), Lee, Young-Sun and Park, Sang-Kil.

The duties of the Audit Committee include:

•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.

Moreover, in connection with the general meeting of shareholders, the Audit Committee examines the agenda, financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

(1)	Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Lee, Chang-Hee Park, Sang-Kil Lee, Young-Sun	Satisfies the requirements stipulated in the articles of incorporation	Chairman

*	Changes After December 31, 2011

•	Lee, Chang-Hee was reelected, and Lee, Young-Sun was newly elected on March 16, 2012.

(2)	Major Activities of the Audit Committee (Auditors) (January 1, 2012 – May 15, 2012)

42

Session	Date	Agenda	Approval
2012-1	January 16	• Report Agenda • Reporting of the operations of the internal accounting control system for the fiscal year of 2011

2012-2	February 13

•      Deliberation Agenda

•      Assessment of the operations of the internal accounting control system for the fiscal year of 2011

•      Internal audit result for the non-consolidated financial statements of the fiscal year of 2011

•      Report Agenda

•      Audit result for the non-consolidated financial statements of the fiscal year of 2011 by external auditors

•      Compensation for damages for the acquisition of Daewoo International

Approved Approved

2012-3	February 23	• Deliberation Agenda • Internal audit result for the revised financial statements of the fiscal year of 2011	Approved

2012-4	March 16	• Deliberation Agenda • Appointment of a chairman of the Audit Committee	Approved

2012-5	March 22

•      Deliberation Agenda

•      Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries

•      Report Agenda

•      External audit result for the fiscal year of 2011 (Consolidated)

•      Internal audit result for the fiscal year of 2011 (Consolidated)

Approved

C.	Voting Rights by Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

D.	Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

43

(In KRW)
Category	Total Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	2,149million	7 billion
Outside Director	375 million
Members of the Audit Committee	184 million
Total	2,708 million

*	Payment Period: January 1, 2012 ~ March 31, 2012.
*	Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Director.

(2)	List of Stock Options Presented to the Executives

(As of March 31, 2012)
Date of Grant	Name	Number of Share			Exercising Period	Exercising Price
		Grant	Exercise	Remaining
April 28, 2005	Yong Ghul Yoon Noi Ha Cho Wook Sun Charles Ahn Jong Doo Choi	10,000 10,000 2,000 2,000 2,000	10,000— — 2,000 — 2,000	— 10,000 — 2,000 —	April 29, 2007 ~April 28, 2012	\194,900
	Total	26,000	14,000	12,000	—	—

*	The stock option program was terminated on the thirty eighth general meeting of shareholders (February 24, 2006).

44

POSCO

and Subsidiaries

Consolidated Interim Financial Statements

(Unaudited)

March 31, 2012

(With Independent Auditors’ Review Report Thereon)

2

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the consolidated statement of financial position as of March 31, 2012, the consolidated statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2012 and 2011 and notes, comprising a summary of significant accounting policies and other explanatory information (“the consolidated interim financial information”).

Management’s responsibility

Management is responsible for the preparation and fair presentation of this separate interim financial information in accordance with Korean International Financial Reporting Standard (“K-IFRS”) 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare the separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034, “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated interim financial statements are for use by those knowledgeable about Korean auditing standards and their application in practice.

The statement of financial position of the Company as of December 31, 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 8, 2012, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Company as of December 31, 2011, presented for comparative purposes, is not different from that audited by us in all material respects.

Seoul, Korea

May 25, 2012

This report is effective as of May 25, 2012, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial information and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO

Consolidated Statements of Financial Position

As of March 31, 2012 and December 31, 2011

(Unaudited)

(in millions of Won)	Notes	March 31, 2012		December 31, 2011

Assets

Cash and cash equivalents	4,5,20	(Won)	5,042,890	4,598,682
Trade accounts and notes receivable, net	6,20,25,33		11,968,456	11,450,515
Other short-term financial assets	7,20,33		3,044,025	3,656,270
Inventories	8,15		11,487,897	12,283,644
Income tax refund receivable	31		22,337	18,621
Assets held for sale	9		299,817	329,037
Other current assets	14		1,469,625	1,220,142

Total current assets			33,335,047	33,556,911

Long-term trade accounts and notes receivable, net	6,20		172,816	183,061
Other long-term financial assets	7,20		5,495,371	5,125,672
Investments in associates	10,15		4,058,214	3,831,659
Investment property, net	11,15		516,377	527,533
Property, plant and equipment, net	12,15		28,967,155	28,453,184
Intangible assets, net	13		5,435,365	5,244,928
Deferred tax assets	31		854,413	855,603
Other long-term assets	14		644,200	630,287

Total non-current assets			46,143,911	44,851,927

Total assets	36	(Won)	79,478,958	78,408,838

See accompanying notes to consolidated interim financial statements (unaudited).

POSCO

Consolidated Statements of Financial Position, Continued

As of March 31, 2012 and December 31, 2011

(Unaudited)

(in millions of Won)	Notes	March 31, 2012		December 31, 2011

Liabilities

Trade accounts and notes payable	20,33	(Won)	3,912,447	4,397,279
Short-term borrowings and current installments of long-term borrowings	4,15,20		10,494,283	10,791,510
Other short-term financial liabilities	16,20,24,34		1,797,520	1,811,190
Current income tax liabilities	31		495,879	509,709
Liabilities related assets held for sale	9		236,332	226,607
Provisions	17		75,873	69,432
Other current liabilities	19,25		2,773,540	1,799,631

Total current liabilities			19,785,874	19,605,358

Long-term trade accounts and notes payable	20,33		378	383
Long-term borrowings, excluding current installments	4,15,20		16,065,958	16,020,207
Other long-term financial liabilities	16,20		339,733	350,560
Defined benefits liabilities	18		360,047	340,467
Deferred tax liabilities	31		1,384,794	1,168,097
Long-term provisions	17		99,690	109,343
Other long-term liabilities	19		63,756	84,503

Total non-current liabilities			18,314,356	18,073,560

Total liabilities	36	(Won)	38,100,230	37,678,918

Equity

Share capital	21	(Won)	482,403	482,403
Capital surplus	21		1,126,491	1,150,452
Reserves	22		890,213	405,426
Treasury shares	23		(2,391,406)	(2,391,406)
Retained earnings			38,778,099	38,709,475

Equity attributable to owners of the controlling company			38,885,800	38,356,350

Non-controlling interests			2,492,928	2,373,570

Total equity		(Won)	41,378,728	40,729,920

Total liabilities and equity		(Won)	79,478,958	78,408,838

See accompanying notes to consolidated interim financial statements (unaudited).

POSCO

Consolidated Statements of Comprehensive Income

For the three-month periods ended March 31, 2012 and 2011

(Unaudited)

(in millions of Won, except per share information)	Notes	March 31, 2012		March 31, 2011

Revenue	26,33,36	(Won)	16,308,644	16,250,564
Cost of sales	29,33		(14,630,482)	(14,078,500)

Gross profit			1,678,162	2,172,064

Selling and administrative expenses	27,29
Administrative expenses	24		(514,713)	(497,118)
Selling expenses			(419,139)	(372,377)

			(933,852)	(869,495)

Other operating income	28,33		114,532	77,724
Other operating expenses	28,29,33		(71,064)	(24,422)

Operating profit			787,778	1,355,871
Non-operating income and expenses
Share of profit (loss) of equity-accounted investees	10		17,404	(21,347)
Finance income	20,30		787,139	822,346
Finance costs	20,30		(716,809)	(721,178)

Profit before income tax expense			875,512	1,435,692
Income tax expense	31,36		(239,874)	(342,630)

Profit for the period	36		635,638	1,093,062
Other comprehensive income (loss), net of tax
Capital adjustment arising from investments in equity-method investees			100,752	18,458
Net changes in fair value of available-for-sale investments			306,227	(268,019)
Foreign currency translation differences			110,775	(88,392)
Defined benefit plan actuarial gains			10,713	72,762

Total comprehensive income for the period, net of tax		(Won)	1,164,105	827,871

Profit attributable to:
Owners of the controlling company		(Won)	629,538	1,090,722
Non-controlling interests			6,100	2,340

Profit for the period		(Won)	635,638	1,093,062

Total comprehensive income (loss) attributable to:
Owners of the controlling company		(Won)	1,112,868	967,171
Non-controlling interests			51,237	(139,300)

Total comprehensive income for the period		(Won)	1,164,105	827,871

Basic and diluted earnings per share	32	(Won)	8,150	14,115

See accompanying notes to consolidated interim financial statements (unaudited).

POSCO

Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2012 and 2011

(Unaudited)

	Owners of the Controlling Company							Non-
(in millions of Won)	Share Capital		Capital Surplus	Reserves	Treasury Shares	Retained Earnings	Sub Total	Controlling Interests	Total
Balance as of January 1, 2011	(Won)	482,403	1,101,561	1,507,288	(2,403,263)	35,887,697	36,575,686	1,961,481	38,537,167
Comprehensive income:
Profit for the period		—	—	—	—	1,090,722	1,090,722	2,340	1,093,062
Net changes in accumulated comprehensive income (loss) of investments in associates, net of tax		—	—	19,722	—	—	19,722	(1,264)	18,458
Net changes in fair value of available-for-sale investments, net of tax		—	—	(267,343)	—	—	(267,343)	(676)	(268,019)
Foreign currency translation differences, net of tax		—	—	48,815	—	—	48,815	(137,207)	(88,392)
Defined benefit plan actuarial gains (losses), net of tax		—	—	—	—	75,255	75,255	(2,493)	72,762

Total comprehensive income		—	—	(198,806)	—	1,165,977	967,171	(139,300)	827,871

Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(577,747)	(577,747)	(11,528)	(589,275)
Changes in subsidiaries		—	—	—	—	—	—	7,819	7,819
Changes in ownership interests in subsidiaries		—	3,641	—	—	—	3,641	(3,641)	—
Paid in capital increase of subsidiaries		—	—	—	—	—	—	95,849	95,849
Acquistion of treasury shares		—	—	—	(61,296)	—	(61,296)	—	(61,296)
Disposal of treasury shares		—	69,153	—	73,153	—	142,306	—	142,306
Others		—	631	5,114	—	(21,783)	(16,038)	1,365	(14,673)

Total transactions with owners of the Company		—	73,425	5,114	11,857	(599,530)	(509,134)	89,864	(419,270)

Balance as of March 31, 2011	(Won)	482,403	1,174,986	1,313,596	(2,391,406)	36,454,144	37,033,723	1,912,045	38,945,768

See accompanying notes to consolidated interim financial statements (unaudited).

POSCO

Consolidated Statements of Changes in Equity, Continued

For the three-month periods ended March 31, 2012 and 2011

(Unaudited)

	Owners of the Controlling Company							Non-
(in millions of Won)	Share Capital		Capital Surplus	Reserves	Treasury Shares	Retained Earnings	Sub Total	Controlling Interests	Total
Balance as of January 1, 2012	(Won)	482,403	1,150,452	405,426	(2,391,406)	38,709,475	38,356,350	2,373,570	40,729,920
Comprehensive income:
Profit for the period		—	—	—	—	629,538	629,538	6,100	635,638
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	64,135	—	—	64,135	36,617	100,752
Net changes in fair value of available-for-sale investments, net of tax		—	—	303,956	—	—	303,956	2,271	306,227
Foreign currency translation differences, net of tax		—	—	103,605	—	—	103,605	7,170	110,775
Defined benefit plan actuarial gains (losses), net of tax		—	—	—	—	11,634	11,634	(921)	10,713

Total comprehensive income		—	—	471,696	—	641,172	1,112,868	51,237	1,164,105

Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(579,333)	(579,333)	(14,044)	(593,377)
Changes in subsidiaries		—	—	—	—	—	—	6,264	6,264
Changes in ownership interests in subsidiaries		—	(22,052)	—	—	—	(22,052)	12,847	(9,205)
Paid in capital increase of subsidiaries		—	—	—	—	—	—	61,309	61,309
Others		—	(1,909)	13,091	—	6,785	17,967	1,745	19,712

Total transactions with owners of the Company		—	(23,961)	13,091	—	(572,548)	(583,418)	68,121	(515,297)

Balance as of March 31, 2012	(Won)	482,403	1,126,491	890,213	(2,391,406)	38,778,099	38,885,800	2,492,928	41,378,728

See accompanying notes to consolidated interim financial statements (unaudited).

POSCO

Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2012 and 2011

(Unaudited)

(in millions of Won)	Note	March 31, 2012		March 31, 2011

Cash flows from operating activities
Profit for the period		(Won)	635,638	1,093,062
Adjustments for:
Depreciation			566,399	491,352
Amortization			32,470	29,891
Finance income			(603,409)	(613,368)
Finance costs			538,850	519,144
Income tax expense			239,874	342,630
Share of profit or loss of equity-accounted investees			(17,404)	21,347
Accrual of severance benefits			57,052	57,335
Bad debt expenses			4,144	12,939
Others			(26,517)	52,214

			791,459	913,484

Changes in operating assets and liabilities	35		487,622	(1,322,714)

Interest received			80,701	53,258
Interest paid			(220,963)	(206,799)
Dividends received			11,179	15,436
Income taxes paid			(114,028)	(350,766)

Net cash provided by operating activities			1,671,608	194,961

Cash flows from investing activities
Disposals of short-term financial instruments			1,393,314	2,503,461
Repayments of loans			132,387	106,057
Disposals of available-for-sale investments			13,245	11,419
Disposals of other investment assets			9	8
Disposals of property, plant and equipment			47,845	13,958
Disposals of intangible assets			717	2,148
Acquisitions of short-term financial instruments			(974,919)	(1,364,017)
Issuance of loans			(154,371)	(19,482)
Acquisitions of available-for-sale investments			(2,350)	(151,352)
Acquistions of other investment assets			(1,125)	(10,561)
Acquisitions of investments of equity-accounted investees			(149,339)	(365,407)
Acquisitions of property, plant and equipment			(1,058,432)	(965,652)
Acquisitions of intangible assets			(104,258)	(96,567)
Cash received from (payment for) acquisition of business, net of cash acquired			6,730	(55,004)
Other, net			3,716	96,131

Net cash used by investing activities		(Won)	(846,831)	(294,860)

See accompanying notes to consolidated interim financial statements (unaudited).

POSCO

Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2012 and 2011

(Unaudited)

(in millions of Won)	Note	March 31, 2012		March 31, 2011

Cash flows from financing activities
Proceeds from borrowings		(Won)	400,234	1,926,095
Disposals of treasury shares			—	164,384
Repayment of short-term borrowings			(23,829)	(239,903)
Repayment of long-term borrowings			(163,660)	(517,174)
Acquisition of treasury shares			—	(61,296)
Payment of cash dividends			(581,333)	(582,668)
Other, net			20,195	(13,413)

Net cash provided by (used by) financing activities		(Won)	(348,393)	676,025

Cash flows from foreign currency translation			(32,176)	(68,614)

Net increase in cash and cash equivalents			444,208	507,512

Cash and cash equivalents at beginning of the period		(Won)	4,598,682	3,521,046

Cash and cash equivalents at end of the period		(Won)	5,042,890	4,028,558

See accompanying notes to consolidated interim financial statements (unaudited).

POSCO

Notes to Consolidated Interim Financial Statements

As of March 31, 2012

(Unaudited)

1. General Information

General information about POSCO, its 59 domestic subsidiaries (“the Company”) including POSCO Engineering & Construction Co., Ltd., 162 foreign subsidiaries including POSCO America Corporation and its 93 associates are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through nine of its overseas liaison offices.

As of March 31, 2012, the shares of POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(b)	Consolidated subsidiaries

Details of consolidated subsidiaries as of March 31, 2012 and December 31, 2011 are as follows:

		Ownership (%)
		March 31, 2012			December 31, 2011
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Domestic]
POSCO E&C Co., Ltd.	Engineering and construction	89.53	—	89.53	89.53	—	89.53	Pohang
POSCO P&S Co., Ltd.	Steel sales and service	95.31	—	95.31	95.31	—	95.31	Seoul
POSCO Coated & Color Steel Co.,	Coated steel manufacturing	56.87	—	56.87	56.87	—	56.87	Pohang
POSCO Plant Engineering Co., Ltd.	Steel work maintenance and machinery installation	100.00	—	100.00	100.00	—	100.00	Pohang
POSCO ICT Co., Ltd.	Computer hardware and software distribution	72.54	—	72.54	72.54	—	72.54	Seongnam
POSCO Research Institute	Economic research_and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
Seoung Gwang Co., Ltd.	Athletic facilities operation	69.38	30.62	100.00	69.38	30.62	100.00	Suncheon
POSCO Architects & Consultants Co., Ltd.	Architecture and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO Specialty Steel Co., Ltd.	Steel manufacturing and Sales	100.00	—	100.00	100.00	—	100.00	Changwon
POSTECH Venture Capital Corp.	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Co., Ltd.	Electronic commerce	32.19	30.20	62.39	32.19	30.20	62.39	Seoul
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	Manufacturing and sellings	60.00	—	60.00	60.00	—	60.00	Pohang
POSCO Terminal Co., Ltd.	Transporting and warehousing	51.00	—	51.00	51.00	—	51.00	Gwangyang
POSCO M-TECH Co., Ltd. (*1)	Packing materials manufacturing	48.85	—	48.85	48.85	—	48.85	Pohang
POSCO ENERGY Co., Ltd.	Generation of electricity	100.00	—	100.00	100.00	—	100.00	Seoul
Postech 2006 Energy Fund (*2)	Investment in new technologies	—	22.11	22.11	—	22.11	22.11	Seoul
PHP Co., Ltd.	Rental houses construction and managemet	—	100.00	100.00	—	100.00	100.00	Incheon
POSCO TMC Co., Ltd.	Component manufacturing	34.20	33.56	67.76	34.20	33.56	67.76	Cheonan
PNR Co., Ltd.	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Pohang
Megaasset Co., Ltd.	Real estate rental and sales	—	100.00	100.00	—	100.00	100.00	Cheonan
POSCO Engineering Company	Construction and engneering service	—	95.56	95.56	—	95.56	95.56	Seongnam
Pohang Feul Cell Co. Ltd.	Generation of electricity	—	100.00	100.00	—	100.00	100.00	Pohang
Pohang SPFC Co., Ltd.	Steel manufacturing	—	90.00	90.00	—	90.00	90.00	Pohang
POSWITH Co., Ltd.	Industrial clean service	100.00	—	100.00	100.00	—	100.00	Pohang
BASYS INDUSTRY Co., Ltd.	Panel board, electric and control panel manufacturing	—	65.00	65.00	—	65.00	65.00	Seongnam
POSTECH BD Newundertaking fund	Bio diesel Industries	—	100.00	100.00	—	100.00	100.00	Pohang
POSBRO Co., Ltd.	Video game manufacturing	—	97.79	97.79	—	97.79	97.79	Seongnam
POSCO AST Co., Ltd.	Steel manufacturing and Sales	100.00	—	100.00	100.00	—	100.00	Ansan
DaiMyung TMS Co., Ltd.	Cold- rolling of stainless steel, nickel alloy	—	—	—	—	100.00	100.00	Siheung
POS-HiMETAL Co., Ltd.	Steel manufacturing and Sales	65.00	—	65.00	65.00	—	65.00	Gwangyang
POSCO E&E Co., Ltd.	Handling & disposal of waste matter	—	100.00	100.00	—	100.00	100.00	Seoul
POMIC Co., Ltd.	Education services	—	100.00	100.00	—	100.00	100.00	Pohang
POSFINE Co., Ltd.	Non metallic minerals manufacturing	69.23	—	69.23	69.23	—	69.23	Gwangyang
POS ECO HOUSING Co., Ltd.	Construction	85.25	—	85.25	85.25	—	85.25	Pohang
Mapo high broad parking Co., Ltd.	Construction	—	71.00	71.00	—	71.00	71.00	Seoul
Dakos Co., Ltd.	Railway equipment manufacturing	—	81.00	81.00	—	81.00	81.00	Seongnam
Kwang Yang SPFC Co., Ltd.	Steel manufacturing	—	65.84	65.84	—	65.84	65.84	Gwangyang
POSCALCIUM Company, Ltd.	Non metallic minerals manufacturing	—	70.00	70.00	—	70.00	70.00	Pohang
Plant Engineering service Technology Co., Ltd.	Engineering service	—	100.00	100.00	—	100.00	100.00	Pohang
9Digit Co., Ltd.	Steel manufacturing	—	86.49	86.49	—	86.49	86.49	Incheon
Postech Early Stage Fund (*2)	Financial investment	—	10.00	10.00	—	10.00	10.00	Pohang
Busan E&E Co., Ltd.	Handling & disposal of waste matter	70.00	—	70.00	70.00	—	70.00	Busan
POSCO Family Strategy Funds	Financial investment	69.93	30.07	100.00	69.93	30.07	100.00	Pohang
POREKA Co., Ltd.	Advertising agency	100.00	—	100.00	100.00	—	100.00	Seoul
Songdo SE Co., Ltd.	Cleaning service	100.00	—	100.00	100.00	—	100.00	Incheon
Posgreen Co., Ltd.	Plastic manufacuring	—	60.00	60.00	—	60.00	60.00	Gwangyang
Daewoo International Corporation	Trading, Energy & Resource development	66.56	—	66.56	66.56	—	66.56	Seoul
POSCOLED Co., Ltd.	LED lightning	16.70	63.33	80.03	16.70	63.33	80.03	Seongnam
Gunsan SPFC Co., Ltd.	Steel manufacturing	—	70.09	70.09	—	70.09	70.09	Gunsan
POSCO NST Co., Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Busan
Pohang Scrap Recycling Center Co., Ltd.	Steel manufacturing	—	51.00	51.00	—	51.00	51.00	Pohang
PSC energy global Co., Ltd.	Business service	—	100.00	100.00	—	100.00	100.00	Pohang
Suncheon Ecotrans Co., Ltd.	Train manufacturing & management	100.00	—	100.00	100.00	—	100.00	Suncheon
Shinan Energy Co., Ltd.	manufacturing & management	—	100.00	100.00	—	100.00	100.00	Mokpo
Reco Metal Co., Ltd.	Steel manufacturing	—	88.58	88.58	—	88.58	88.58	Hwasung
NewAltec Co., Ltd.	Aluminum Products manufacturing and sales	—	60.10	60.10	—	60.10	60.10	Incheon
PONUTech Co., Ltd.	Nuclear power generation design and repair service	—	100.00	100.00	—	100.00	100.00	Ulsan
BLUE O&M Co., Ltd	Service	—	100.00	100.00	—	100.00	100.00	Ulsan
Tamra Offshore Wind Power Co.,	Electricity / wind power generation	—	64.00	64.00	—	—	—	Jeju
POS-HiAL Co., Ltd	Manufacture of Smelting Refining and Alloys of Aluminum	—	51.00	51.00	—	—	—	Yeongam

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

		Ownership (%)
		March 31, 2012			December 31, 2011
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO America Corporation	Steel trading	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO Australia Pty. Ltd.	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCAN Elkveiw Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO Asia Co., Ltd.	Steel transit trading	100.00	—	100.00	100.00	—	100.00	HongKong
Dalian POSCO Steel Co., Ltd	Steel manufacturing	30.00	55.00	85.00	30.00	55.00	85.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing	56.60	43.40	100.00	56.60	43.40	100.00	China
POSCO-JKPC Co., Ltd.	Steel manufacturing	—	95.00	95.00	—	95.00	95.00	Japan
International Business Center Corporation	Leasing Service	—	60.00	60.00	—	60.00	60.00	Vietnam
POSCO E&C Vietnam Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	58.60	23.88	82.48	58.60	23.88	82.48	China
Guangdong Pohang Coated Steel Co., Ltd.	Plating steel sheet manufacturing	84.52	10.01	94.53	84.52	10.01	94.53	China
POSCO (Thailand) Company Ltd.	Steel manufacturing	85.62	14.38	100.00	85.62	14.38	100.00	Thailand
Myanmar POSCO Steel Co., Ltd	Zinc relief manufacturing	70.00	—	70.00	70.00	—	70.00	Myanmar
POSCO-JOPC Co., Ltd.	Steel manufacturing	—	56.84	56.84	—	56.84	56.84	Japan
POSCO Investment Co., Ltd.	Financial Service	100.00	—	100.00	100.00	—	100.00	HongKong
POSCO-MKPC SDN BHD.	Steel manufacturing	44.69	25.31	70.00	44.69	25.31	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO BioVentures L.P.	Bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
PT. POSNESIA	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
POSCO E&C—Hawaii Inc.	Real estate Industry	—	100.00	100.00	—	100.00	100.00	USA
POS-Qingdao Coil Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POS-Ore Pty. Ltd.	Iron ore sales & mine development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	A holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO-Japan Co., Ltd.	Steel trading	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD Pty. Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POS-GC Pty. Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO-India Pune Steel Processing Centre Pvt. Ltd.	Steel manufacturing	65.00	—	65.00	65.00	—	65.00	India
POSCO-JEPC Co., Ltd. (formerly,POSCO-JNPC Co., Ltd.)	Steel manufacturing	—	88.02	88.02	—	90.00	90.00	Japan
POSCO-Foshan Steel Processing	Steel manufacturing	39.60	60.40	100.00	39.60	60.40	100.00	China
POSCO E&C (China) Co., Ltd.	Construction and civil engineering	—	100.00	100.00	—	100.00	100.00	China
POSCO MPC S.A. de C.V.	Steel manufacturing	—	90.00	90.00	—	90.00	90.00	Mexico
Zhangjigang Pohang Port Co., Ltd.	Load and unload Industry	—	100.00	100.00	—	100.00	100.00	China
Qingdao Pujin Steel Material Co., Ltd	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-Vietnam Co., Ltd.	Steel manufacturing	85.00	—	85.00	85.00	—	85.00	Vietnam
POSCO-Mexico Co., Ltd.	Mobile steel sheet manufacturing	84.83	15.17	100.00	80.68	19.32	100.00	Mexico
POSCO-India Delhi Steel Processing Centre Pvt. Ltd	Steel manufacturing	66.40	10.00	76.40	76.40	—	76.40	India
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd	Steel manufacturing	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP Pty. Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-Vietnam Processing Center Co., Ltd.	Steel manufacturing	89.58	—	89.58	89.58	—	89.58	Vietnam
POSCO (Chongqing) Automotive Processing Center Co, Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
Suzhou POS-CORE Technology Co., Ltd.	Component manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-JYPC Co., Ltd.	Steel manufacturing	—	—	—	—	82.37	82.37	Japan
POSCO-Malaysia SDN. BHD.	Steel manufacturing	80.07	13.34	93.41	80.07	13.34	93.41	Malaysia
POS-Minerals Corporation	Mine development & sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO (Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO E&C India Private Ltd.	Construction and engineering	—	100.00	100.00	—	100.00	100.00	India
POSCO E&C SMART	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO-Phillippine Manila Processing Center Inc.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Philippines
Dalian POSCON Dongbang Automatic Co., Ltd.	Electrotical control equipment manufacturing	—	70.00	70.00	—	70.00	70.00	China
SANPU TRADING CO.,LTD.	Transit trade	—	70.04	70.04	—	70.04	70.04	China
Zhangjiagang BLZ Pohang International Trading Co., Ltd.	Steel transit trading	—	100.00	100.00	—	100.00	100.00	China
POSCO Mexico Human Tech.	Service	80.00	20.00	100.00	80.00	20.00	100.00	Mexico
POSCO Mexico East Steel Distribution Center Co., Ltd	Steel product sales	—	56.81	56.81	—	56.81	56.81	Mexico

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

		Ownership (%)
		March 31, 2012			December 31, 2011
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO ICT-China	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
DWEMEX S.A.DE C.V.	Construction	—	99.00	99.00	—	99.00	99.00	Mexico
POS MPC Servicios de C.V.	Steel manufacturing	—	61.00	61.00	—	61.00	61.00	Mexico
EUROTALY S.A.	Lumber manufacturing & sales	98.00	—	98.00	98.00	—	98.00	Uruguay
POSCO South East Asia Pte. Ltd.	Steel transit trading	—	51.00	51.00	—	51.00	51.00	Singapore
Europe Steel Distribution Center	Steel product sales	50.00	20.00	70.00	50.00	20.00	70.00	Slovenia
VECTUS Ltd.	PRT test track construction	—	99.57	99.57	—	99.57	99.57	England
Zeus(Cayman)	Service	100.00	—	100.00	100.00	—	100.00	Cayman Islands
POSCO VST Co., Ltd.	Stainless steel manufacturing	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO Maharashtra Steel Pvt. Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO India Chennai Steel Processing Centre Pvt. Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO Turkey Nilufer Processing Center Co., Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Turkey
POSCO Vietnam Ha Noi Processing Center Co., Ltd.	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Vietnam
POSCO (Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing	65.00	20.00	85.00	65.00	20.00	85.00	Indonesia
POSCO E&C Venezuela C.A	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Venezuela
PT. MRI	mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCORE-INDIA	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	India
POSCO America Alabama Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	USA
PT DEC Indonesia	Construction	—	95.00	95.00	—	95.00	95.00	Indonesia
POSCO (Yantai) Automotive Processing Center Co.,Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel Logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO China Dalian Plate Processing Center Co., Ltd.	Steel manufacturing	80.00	10.00	90.00	80.00	10.00	90.00	China
POSCO-South Asia Co., Ltd.	Steel product sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO SS-VINA Co., LTD	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO-NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA Pty. Ltd.	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO E&C - UZ	Construction	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO Australia GP Limited	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo International America Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
Daewoo International Deutschland GmbH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
Daewoo International Japan Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
Daewoo International Singapore Pte. Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
Daewoo Italia S.r.l.	Trading business	—	100.00	100.00	—	100.00	100.00	Italia
Daewoo Cement (Shandong) Co., Ltd.	Cement manufacturing	—	100.00	100.00	—	100.00	100.00	China
Daewoo (China) Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PT. RISMAR Daewoo Apparel	Clothing business	—	100.00	100.00	—	100.00	100.00	Indonesia
Daewoo Textile Fergana LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
Daewoo Textile Bukhara LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
Daewoo International Australia Holdings Pty. Ltd.	Resource Development	—	100.00	100.00	—	100.00	100.00	Australia
Ltd.	Paper industry	—	66.70	66.70	—	66.70	66.70	China
Tianjin Daewoo. Paper Co., Ltd	Paper industry	—	68.00	68.00	—	68.00	68.00	China
POSCO Mauritius Ltd.	Mine development & sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU STEEL POSCO	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
MYANMAR Daewoo LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
Dawwoo International MEXICO S.A. de C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
Daewoo International Guangzhou Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	China
Daewoo Energy Central Asia	Resource Development	—	100.00	100.00	—	100.00	100.00	Uzbekistan
Daewoo STC & Apparel Vietnam	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
MYANMAR Daewoo International Ltd.	Textile manufacturing	—	55.00	55.00	—	55.00	55.00	Myanmar
DAYTEK ELECTRONICS CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	Canada
Daewoo (M) SDN. BHD.	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo CANADA LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Canada
Daewoo EL SALVADOR S.A. DE C.V.	Trading business	—	88.00	88.00	—	88.00	88.00	El Salvador
GEZIRA TANNERY CO., LTD.	Leather manufacturing	—	60.00	60.00	—	60.00	60.00	Sudan
POSCO (Zhangjiagang) Stainless	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
Daewoo International	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo International	Trading business	—	100.00	100.00	—	100.00	100.00	China
PGSF, LLC	Bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
Xenesys Inc.	Power generation equipment manufacturing	29.58	21.36	50.94	29.58	21.36	50.94	Japan
Daewoo International INDIA	Trading business	—	100.00	100.00	—	100.00	100.00	India

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

		Ownership (%)
		March 31, 2012			December 31, 2011
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
TECHREN Solar, LLC	Electrical Industry	—	99.98	99.98	—	99.97	99.97	USA
PT. POSCO E&C Indonesia	Construction	—	100.00	100.00	—	100.00	100.00	Indonesia
Hume Coal Pty. Ltd.	Raw material manufacturing	—	70.00	70.00	—	70.00	70.00	Australia
Daewoo HANDELS GmbH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO Foundation	Non-profit charitable organization	—	100.00	100.00	—	100.00	100.00	India
EPC EQUITIES LLP	Construction	—	70.00	70.00	—	70.00	70.00	England
SANTOS CMI Construction Trading LLP	Construction	—	99.90	99.90	—	99.90	99.90	England
SANTOS CMI INC. USA	Construction	—	100.00	100.00	—	100.00	100.00	USA
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	Construction	—	99.98	99.98	—	99.98	99.98	Brazil
SANTOS CMI PERU S.A.	Construction	—	99.99	99.99	—	99.99	99.99	Peru
SANTOS CMI COSTA RICA S.A.	Construction	—	100.00	100.00	—	100.00	100.00	Coasta Rica
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)	Construction	—	100.00	100.00	—	100.00	100.00	Uruguay
GENTECH International INC.	Construction	—	90.00	90.00	—	90.00	90.00	Panama
EPC INVESTMENTS C.V.	Construction	—	99.99	99.99	—	99.99	99.99	Netherlands
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.	Construction	—	99.90	99.90	—	99.90	99.90	Ecuador
ASESORiA Y SERVICIOS EPC S.A CHILE	Construction	—	99.00	99.00	—	99.00	99.00	Chile
SANTOS CMI S.A.	Construction	—	70.00	70.00	—	70.00	70.00	Ecuador
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.	Construction	—	99.00	99.00	—	99.00	99.00	Chile
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)	Construction	—	99.00	99.00	—	99.00	99.00	Mexico
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.	Construction	—	90.00	90.00	—	90.00	90.00	Mexico
VAUTIDAMERICAS S.A.	Construction	—	51.00	51.00	—	51.00	51.00	Ecuador
SANTOS CMI Constructions Argentina S.A.	Construction	—	95.00	95.00	—	95.00	95.00	Ecuador
POSCO E&C Brazil Ltd.	Construction	—	100.00	100.00	—	100.00	100.00	Argentina
POSCO Electrical Steel India Private Limited	Electrical Steel Manufacturing	100.00	—	100.00	100.00	—	100.00	Brazil
Daewoo International Cameroon PLC	Resource Development	—	100.00	100.00	—	100.00	100.00	India
POSCO ASSAN TST STEEL Industry	Resource Development	60.00	10.00	70.00	60.00	10.00	70.00	Cameroon
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Turkey
POSCO Klappan Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	HongKong
DAESAN (Cambodia) Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Canada
Brazil Sao Paulo Steel Processing Center Co., Ltd	Steel manufacturing	—	76.00	76.00	—	76.00	76.00	Cambodia
POSCO(Dalian) IT Center Development Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Brazil
PT.POSCO Resources Indonesia	Mine development	100.00	—	100.00	100.00	—	100.00	China
PT. POSCO ICT Indonesia	IT service and Electric Control Engineering	—	100.00	100.00	—	100.00	100.00	Indonesia
PT. POSCO M-Tech Indonesia	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Indonesia
PT. KRAKATAU POSCOPOWER	manufacturing & management	—	90.00	90.00	—	70.00	70.00	Indonesia
POSCO RUS LLC.	Trading business	90.00	10.00	100.00	90.00	10.00	100.00	Indonesia
POSCO Thainox Co., Ltd.	Steel manufacturing	94.93	—	94.93	94.93	—	94.93	Russia
Daewoo International Shanghai Waigaoqiao Co., Ltd.	merchandising trade	—	100.00	100.00	—	100.00	100.00	Thailand
PT. Bio Inti Agrindo	Forest resources Development	—	85.00	85.00	—	85.00	85.00	Thailand
POSCO E&C Australia Pty Ltd.	Iron ore sales	—	100.00	100.00	—	100.00	100.00	China
POSCO-TISCO (Jilin) Processing Center Co., Ltd.	Steel manufacturing	50.00	10.00	60.00	73.53	14.71	88.24	Indonesia
Hunchun POSCO Logistics Co., Ltd.	Logistics	—	80.00	80.00	—	80.00	80.00	Australia
USA SRDC Corporaion	Scrap sale	—	100.00	100.00	—	100.00	100.00	China
Daewoo International Vietnam Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
PT. Krakatau POSCO Chemtech Calcination	Manufacturing and sellings	—	80.00	80.00	—	—	—	Indonesia
Posco Africa	Trading business	100.00	—	100.00	—	—	—	South Africa

(*1)	In 2011, this company was included as a subsidiary as the Company has the power over more than half of the voting rights by virtue of an agreement with Postech, which has 4.72% of ownership.
(*2)	These subsidiaries are included in the consolidated financial statements as the controlling company has control over them in consideration of the board of directors’ composition and others.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(c)	Summarized financial information of subsidiaries as of March 31, 2012 and December 31, 2011 are as follows:

1)	As of and for the three-month period ended March 31, 2012

(in millions of Won)

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
POSCO E&C Co., Ltd.	(Won)	5,874,452	3,253,786	2,620,665	948,201	46,953
POSCO P&S Co., Ltd.		454,872	340,940	113,932	738,283	15,802
POSCO Coated & Color Steel Co., Ltd.		490,361	159,546	330,814	213,836	(6,981)
POSCO Plant Engineering Co., Ltd.		147,630	60,878	86,752	119,121	(1,354)
POSCO ICT Co., Ltd.		593,467	425,569	167,898	192,772	(653)
POSCO Research Institute		26,267	4,315	21,953	7,555	455
Seoung Gwang Co., Ltd.		81,855	31,920	49,936	2,575	148
POSCO Architects & Consultants Co., Ltd.		72,834	22,201	50,632	33,728	(1,724)
POSCO Specialty Steel Co., Ltd.		1,369,351	478,230	891,120	381,233	42,316
POSTECH Venture Capital Corp.		30,040	664	29,376	—	1
eNtoB Co., Ltd.		47,202	39,835	7,367	132,683	1,003
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)		384,991	98,453	286,538	324,867	18,824
POSCO Terminal Co., Ltd.		102,107	12,108	89,999	30,398	7,824
POSCO M-TECH Co., Ltd.		247,841	152,850	94,991	129,592	3,218
POSCO ENERGY Co., Ltd.		2,661,202	2,184,524	476,678	720,443	79,500
Postech 2006 Energy Fund		21,221	29	21,192	—	30
PHP Co., Ltd.		67,273	60,688	6,585	923	27
POSCO TMC Co., Ltd.		193,236	105,136	88,100	51,964	(1,105)
PNR Co., Ltd.		140,617	121,406	19,211	16,414	1,426
Megaasset Co., Ltd.		20,391	6,763	13,628	4,137	1,314
POSCO Engineering Company		631,696	300,859	330,836	176,209	(12,771)
Pohang Feul Cell Co. Ltd.		11,437	8,432	3,005	980	(236)
Pohang SPFC Co., Ltd.		13,069	494	12,576	12,451	143
POSWITH Co., Ltd.		3,314	2,281	1,032	3,644	(80)
BASYS INDUSTRY Co., Ltd.		745	241	504	15	(88)
POSTECH BD Newundertaking fund		89	—	89	—	(1)
POSBRO Co., Ltd.		116	—	116	—	(13)
POSCO AST Co., Ltd.		338,874	158,059	180,816	101,936	541
POS-HiMETAL Co., Ltd.		295,618	278,138	17,479	32,249	(11,165)
POSCO E&E Co., Ltd.		22,462	108	22,354	—	46
POMIC Co., Ltd.		2,337	2,224	113	4,128	(249)
POSFINE Co., Ltd.		61,565	49,444	12,122	1,691	(2,121)
POS ECO HOUSING Co., Ltd.		6,788	1,147	5,641	1,596	(456)
Mapo high broad parking Co., Ltd.		1,598	9	1,588	—	(53)
Dakos Co., Ltd.		536	123	413	75	(14)
Kwang Yang SPFC Co., Ltd.		70,865	52,340	18,524	7,729	(1,789)
POSCALCIUM Company, Ltd.		8,338	7,270	1,068	27	(337)
Plant Engineering service Technology Co., Ltd.		1,856	568	1,288	1,806	45
9Digit Co., Ltd.		35,430	24,877	10,553	69,917	639
Postech Early Stage Fund		10,018	—	10,018	—	(14)
Busan E&E Co., Ltd.		98,539	12,307	86,233	—	29
POSCO Family Strategy Funds		57,528	—	57,528	—	56
POREKA Co., Ltd.		21,816	20,903	913	15,054	1,116
Songdo SE Co., Ltd.		1,646	310	1,336	763	(35)
Posgreen Co., Ltd.		7,046	3,210	3,837	894	100
Daewoo International Corporation		10,292,740	6,676,649	3,616,091	4,407,760	6,237
POSCOLED Co., Ltd.		26,245	7,460	18,785	4,642	(2,262)
Gunsan SPFC Co., Ltd.		57,514	29,630	27,884	14,463	536
POSCO NST Co., Ltd.		162,010	77,745	84,264	65,037	(1,399)
Pohang Scrap Recycling Center Co., Ltd.		17,462	2,673	14,788	1,155	291

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(in millions of Won)

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
PSC energy global Co., Ltd.	(Won)	37,865	15	37,849	—	(780)
Suncheon Ecotrans Co., Ltd.		23,574	1,703	21,871	—	(13)
Shinan Energy Co., Ltd.		10,223	10	10,214	66	(12)
Reco Metal Co., Ltd.		18,690	13,913	4,778	1,093	(764)
NewAltec Co., Ltd.		126,093	13,712	112,380	26,364	701
PONUTech Co., Ltd.		141,616	92,006	49,610	8,415	(353)
BLUE O&M Co., Ltd		962	5	957	—	(31)
Tamra Offshore Wind Power Co., Ltd.		13,142	—	13,142	—	(262)
POS-HiAL Co., Ltd		779	65	714	—	(286)
[Foreign]
POSCO America Corporation		323,210	271,988	51,222	187,576	2,918
POSCO Australia Pty. Ltd.		849,916	457,931	391,985	28,909	21,358
POSCO Canada Ltd.		434,656	60,595	374,061	46,700	18,861
POSCO Asia Co., Ltd.		190,822	445,606	(254,785)	667,333	16
Dalian POSCO Steel Co., Ltd		36,086	45,979	(9,893)	13,014	(2,471)
POSCO-CTPC Co., Ltd.		82,213	14,551	67,662	29,472	106
POSCO-JKPC Co., Ltd.		83,133	46,163	36,970	28,686	1,902
International Business Center Corporation		92,422	38,375	54,047	6,184	3,007
POSCO E&C Vietnam Co., Ltd.		84,646	69,641	15,005	32,857	1,526
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,290,833	951,982	338,851	746,993	(32,606)
Guangdong Pohang Coated Steel Co., Ltd.		410,717	144,845	265,872	53,441	(1,647)
POSCO (Thailand) Company Ltd.		149,211	55,860	93,350	77,815	2,840
Myanmar POSCO Steel Co., Ltd		25,944	5,536	20,408	7,186	1,027
POSCO-JOPC Co., Ltd.		71,991	22,983	49,008	24,494	406
POSCO Investment Co., Ltd.		212,660	642,477	(429,817)	3,332	1,121
POSCO-MKPC SDN BHD.		169,028	107,641	61,388	56,797	296
Qingdao Pohang Stainless Steel Co., Ltd.		238,114	49,165	188,949	148,835	(4,897)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		280,457	122,537	157,920	103,204	1,905
POSCO BioVentures L.P.		15,947	—	15,947	—	(4)
PT. POSNESIA		13,936	24	13,912	—	(8)
POSCO E&C - Hawaii Inc.		474	2	472	—	27
POS-Qingdao Coil Center Co., Ltd.		49,728	16,699	33,029	23,839	(245)
POS-Ore Pty. Ltd.		59,018	87,268	(28,250)	43,609	19,099
POSCO-China Holding Corp.		206,833	174,978	31,855	40,283	279
POSCO-Japan Co., Ltd.		714,482	811,753	(97,271)	398,268	(8,981)
POS-CD Pty. Ltd.		74,247	11,399	62,848	6,917	(189)
POS-GC Pty. Ltd.		83,730	11,482	72,248	4,209	(3,489)
POSCO-India Private Ltd.		132,328	1,464	130,863	—	(1,107)
POSCO-India Pune Steel Processing Centre Pvt. Ltd.		155,702	113,808	41,894	53,439	5,206
POSCO-JEPC Co., Ltd. (formerly, POSCO-JNPC Co., Ltd.)		241,306	79,915	161,392	96,964	4,721
POSCO-Foshan Steel Processing Center Co., Ltd.		193,663	69,312	124,351	114,882	37
POSCO E&C (China) Co., Ltd.		105,835	71,184	34,651	30,442	1,732
POSCO MPC S.A. de C.V.		201,438	110,256	91,183	87,459	(469)
Zhangjigang Pohang Port Co., Ltd.		25,710	10,633	15,078	1,505	(208)
Qingdao Pujin Steel Material Co., Ltd		13,065	7,216	5,849	13,537	(95)
POSCO-Vietnam Co., Ltd.		636,413	384,648	251,764	185,658	(4,802)
POSCO-Mexico Co., Ltd.		550,348	194,738	355,610	101,426	(5,888)
POSCO-India Delhi Steel Processing Centre Pvt. Ltd		100,384	67,265	33,119	38,822	3,462
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd		56,646	35,532	21,115	24,188	2,555

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(in millions of Won)

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
POS-NP Pty. Ltd.	(Won)	62,613	13,222	49,391	10,072	880
POSCO-Vietnam Processing Center Co., Ltd.		71,284	14,522	56,761	23,561	262
POSCO (Chongqing) Automotive Processing Center Co, Ltd.		72,869	41,039	31,830	14,994	(379)
Suzhou POS-CORE Technology Co., Ltd.		62,810	15,587	47,223	27,618	429
POSCO-Malaysia SDN. BHD.		77,654	45,368	32,285	42,749	582
POS-Minerals Corporation		112,144	—	112,144	—	(22)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		58,965	29,855	29,111	18,855	(425)
POSCO E&C India Private Ltd.		31,171	39,794	(8,623)	12,891	1,245
POSCO E&C SMART		5,142	239	4,902	7,243	326
POSCO-Phillippine Manila Processing Center Inc.		25,912	2,699	23,213	9,444	74
Dalian POSCON Dongbang Automatic Co., Ltd.		8,123	3,015	5,108	654	67
SANPU TRADING CO., LTD.		1,837	8	1,828	23	13
Zhangjiagang BLZ Pohang International Trading Co., Ltd.		8,876	53	8,823	12,348	43
POSCO Mexico Human Tech.		571	432	138	1,456	(68)
POSCO Mexico East Steel Distribution Center Co., Ltd		13,325	404	12,921	1,302	(26)
POSCO ICT-China		1,729	1,566	163	1,034	(144)
DWEMEX S.A.DE C.V.		231	63	167	—	(8)
POS MPC Servicios de C.V.		76	539	(463)	1,378	18
EUROTALY S.A.		16,375	189	16,187	—	(278)
POSCO South East Asia Pte. Ltd.		10,685	1,624	9,061	22,530	126
Europe Steel Distribution Center		7,373	1,517	5,856	3,135	63
VECTUS Ltd.		4,605	3,867	738	997	(339)
POSCO VST Co., Ltd.		418,126	154,080	264,046	64,224	(3,512)
POSCO Maharashtra Steel Pvt. Ltd.		403,591	179,994	223,597	8	(19,273)
POSCO India Chennai Steel Processing Centre Pvt. Ltd.		101,472	78,204	23,268	42,063	2,163
POSCO Turkey Nilufer Processing Center Co., Ltd.		46,346	5,328	41,018	10,218	1,491
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		52,241	5,054	47,187	20,002	166
POSCO (Liaoning) Automotive Processing Center Co., Ltd.		80,964	21,839	59,126	26,738	213
POSCO-Indonesia Jakarta Processing Center		53,741	6,496	47,244	20,894	(943)
POSCO E&C Venezuela C.A		136	—	136	—	—
PT. MRI		11,460	3,288	8,172	42	(289)
POSCORE-INDIA		10,690	1,504	9,186	4,595	—
POSCO America Alabama Processing Center Co., Ltd.		56,579	37,657	18,921	24,403	(418)
PT DEC Indonesia		4,373	4,608	(235)	70	(65)
POSCO (Yantai) Automotive Processing Center Co., Ltd.		34,448	3,954	30,494	13,360	(9)
POSCO India Steel Distribution Center Private Ltd.		5,037	854	4,183	71	(33)
POSCO China Dalian Plate Processing Center Co., Ltd.		74,890	6,683	68,206	13,179	(2,141)
POSCO-South Asia Co., Ltd.		9,270	126	9,144	1,478	(620)
POSCO SS-VINA Co., LTD		73,302	51	73,251	—	(504)
POSCO WA Pty. Ltd.		221,321	14	221,307	—	(10,792)
POSCO E&C - UZ		4,533	4,045	488	467	173
POSCO Australia GP Limited		85,788	5	85,783	—	(39,710)
Daewoo International America Corp.		271,775	12,877	258,898	206,242	758
Daewoo International Deutschland GmbH		111,200	9,561	101,639	71,505	452

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(in millions of Won)

Company	Assets	Liabilities	Equity	Sales	Net income (loss)
[Foreign]
Daewoo International Japan Corp.	(Won) 243,202	100,819	142,383	217,279	396
Daewoo International Singapore Pte. Ltd.	54,059	4,034	50,025	132,934	39
Daewoo Italia S.r.l.	80,175	892	79,283	72,777	65
Daewoo Cement (Shandong) Co., Ltd.	305,772	227,672	78,100	18,961	(6,138)
Daewoo (China) Co., Ltd.	103,838	105,876	(2,039)	19,241	347
PT. RISMAR Daewoo Apparel	21,007	9,269	11,738	18,776	328
Daewoo Textile Fergana LLC	95,922	57,745	38,177	32,284	(584)
Daewoo Textile Bukhara LLC	48,289	40,265	8,024	11,680	(1,263)
Daewoo International Australia Holdings Pty. Ltd.	137,082	13,923	123,159	674	(182)
Daewoo Paper Manufacturing Co., Ltd.	64,021	46,695	17,326	15,387	(1,245)
Tianjin Daewoo. Paper Co., Ltd	14,423	10,325	4,098	—	—
POSCO Mauritius Ltd.	24,657	2	24,654	—	—
PT. KRAKATAU STEEL POSCO	761,417	82,256	679,161	—	(662)
MYANMAR Daewoo LTD.	5,873	135	5,737	273	7
Dawwoo International MEXICO S.A. de C.V.	58,487	43,328	15,158	76,742	1,099
Daewoo International Guangzhou Corp.	21,210	1,030	20,181	13,904	(431)
Daewoo Energy Central Asia	15,044	—	15,044	—	—
Daewoo STC & Apparel Vietnam Ltd.	3,896	672	3,224	1,726	(157)
MYANMAR Daewoo International Ltd.	9,511	178	9,333	2,620	281
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.	48,244	12,500	35,744	65,895	54
Daewoo International Corporation (M) SDN BHD	12,861	1,202	11,659	1,774	26
Daewoo International SHANGHAI CO., LTD.	44,159	33,637	10,521	37,702	304
PGSF, LLC	4,335	2	4,333	—	(607)
Xenesys Inc.	11,020	236	10,783	558	(659)
Daewoo International INDIA Private Ltd.	1,540	61	1,480	409	(229)
TECHREN Solar, LLC	6,820	—	6,820	—	(582)
PT. POSCO E&C Indonesia	44,786	64,097	(19,311)	32,544	1,028
Hume Coal Pty. Ltd.	28,658	733	27,924	—	(115)
POSCO Foundation	217	2	214	—	1
EPC EQUITIES LLP	48,977	3,686	45,291	—	(195)
SANTOS CMI Construction Trading LLP	2,120	3,924	(1,804)	—	(697)
SANTOS CMI INC. USA	23,219	30,659	(7,440)	7,299	733
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	17,057	3,980	13,077	1,336	(2,280)
SANTOS CMI PERU S.A.	45,808	38,879	6,929	24,509	1,379
SANTOS CMI COSTA RICA S.A.	11,864	346	11,519	—	—
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)	121	2	119	—	1
GENTECH International INC.	297	306	(8)	21	(280)
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.	10	1	8	—	(1)
ASESORiA Y SERVICIOS EPC S.A CHILE	275	104	171	494	216
SANTOS CMI S.A.	43,997	26,681	17,317	10,227	40
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.	5,530	3,868	1,662	468	(149)
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)	123	1	122	74	(18)
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.	8,347	5,817	2,530	5,529	427

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(in millions of Won)

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
VAUTIDAMERICAS S.A.	(Won)	3,226	1,061	2,165	337	(72)
SANTOS CMI Constructions Argentina S.A.		81	14	68	—	11
POSCO E&C Brazil Ltd.		410,041	406,283	3,758	474	421
POSCO Electrical Steel Inida Private Limited		40,679	3,858	36,821	—	(196)
Daewoo International Cameroon PLC		1,217	—	1,217	—	—
POSCO ASSAN TST STEEL Industry		141,380	2,968	138,412	—	(2,585)
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.		13,679	174,736	(161,057)	—	(5,454)
DAESAN (Cambodia) Co., Ltd.		21,488	1,778	19,710	—	(3)
Brazil Sao Paulo Steel Processing Center Co., Ltd		27,254	—	27,254	—	—
POSCO (Dalian) IT Center Development Co., Ltd.		153,097	424	152,673	—	(565)
PT. POSCO Resources Indonesia		3,656	9	3,647	—	(217)
PT. POSCO ICT Indonesia		2,170	159	2,011	—	(203)
PT. POSCO M-Tech Indonesia		3,575	1,365	2,211	1,274	7
PT. KRAKATAU POSCOPOWER		54,213	201	54,012	—	(121)
POSCO RUS LLC.		3,643	68	3,575	290	(319)
POSCO Thainox Co., Ltd.		773,454	66,495	706,960	128,454	(7,492)
Daewoo International Shanghai Waigaoqiao Co., Ltd.		9,646	12,909	(3,264)	26,355	66
PT. Bio Inti Agrindo		35,321	8,781	26,540	—	284
POSCO E&C Australia Pty Ltd.		3,259	1,360	1,898	3,476	2,167
POSCO-TISCO (Jilin) Processing Center Co., Ltd.		18,270	104	18,166	—	(254)
Hunchun POSCO Logistics Co., Ltd.		23,345	8	23,337	—	(112)
USA SRDC Corporaion		307	—	307	—	—
Daewoo International Vietnam Co., Ltd.		4,382	26	4,356	544	55
PT. Krakatau POSCO Chemtech		9,271	25	9,246	—	56
Posco Africa		5,504	1	5,502	—	(177)

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

2)	As of and for the year ended December 31, 2011

(in millions of Won)

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
POSCO E&C Co., Ltd.	(Won)	6,819,542	4,260,627	2,558,915	6,142,026	109,921
POSCO P&S Co., Ltd.		1,017,070	472,175	544,895	3,141,999	19,234
POSCO Coated & Color Steel Co., Ltd.		521,471	297,947	223,524	956,179	(24,713)
POSCO Plant Engineering Co., Ltd.		208,084	117,629	90,455	597,508	6,758
POSCO ICT Co., Ltd.		687,657	446,640	241,017	983,649	30,578
POSCO Research Institute		29,320	6,304	23,016	30,844	216
Seoung Gwang Co., Ltd.		82,671	34,868	47,803	14,652	2,522
POSCO Architects & Consultants Co., Ltd.		93,268	40,458	52,810	196,794	7,236
POSCO Specialty Steel Co., Ltd.		1,582,832	691,581	891,251	1,662,896	127,573
POSTECH Venture Capital Corp.		34,222	1,094	33,128	—	1,041
eNtoB Co., Ltd.		99,382	69,607	29,775	634,830	1,249
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)		479,615	152,416	327,199	1,186,623	92,391
POSCO Terminal Co., Ltd.		96,806	15,145	81,661	100,710	22,955
POSCO M-TECH Co., Ltd.		316,953	153,876	163,077	602,155	12,447
POSCO ENERGY Co., Ltd.		2,891,382	2,327,398	563,984	1,863,670	25,152
Postech 2006 Energy Fund		21,662	1,042	20,620	—	(202)
PHP Co., Ltd.		66,461	58,521	7,940	4,456	483
POSCO TMC Co., Ltd.		204,738	113,595	91,143	219,580	5,746
PNR Co., Ltd.		159,076	129,198	29,878	74,013	13,366
Megaasset Co., Ltd.		23,757	9,354	14,403	63,667	5,794
POSCO Engineering Company (formerly Daewoo Engineering Company)		508,290	341,946	166,344	980,340	3,225
Pohang Feul Cell Co. Ltd.		12,061	8,592	3,469	2,235	(286)
Pohang SPFC Co., Ltd.		10,021	4,221	5,800	38,117	1,170
POSWITH Co., Ltd.		5,129	2,460	2,669	13,745	151
BASYS INDUSTRY Co., Ltd.		967	266	701	2,500	369
POSTECH BD Newundertaking fund		90	—	90	—	(1)
POSBRO Co., Ltd.		126	—	126	—	(54)
POSCO AST Co., Ltd.		316,695	163,548	153,147	365,682	4,972
DaiMyung TMS Co., Ltd.		28,350	52,497	(24,147)	6,265	(3,695)
POS-HiMETAL Co., Ltd.		309,369	268,788	40,581	34,682	(28,857)
POSCO E&E Co., Ltd.		22,435	127	22,308	—	508
POMIC Co., Ltd.		4,411	2,431	1,980	21,111	317
POSFINE Co., Ltd.		62,775	48,146	14,629	2,285	(3,847)
POS ECO HOUSING Co., Ltd.		8,190	1,846	6,344	13,629	265
Mapo high broad parking Co., Ltd.		1,676	110	1,566	—	(355)
Dakos Co., Ltd.		783	321	462	225	(58)
Kwang Yang SPFC Co., Ltd.		68,279	52,806	15,473	4,686	(2,156)
POSCALCIUM Company, Ltd.		8,403	7,004	1,399	106	(1,353)
Plant Engineering service Technology Co., Ltd.		2,327	500	1,827	6,259	354
9Digit Co., Ltd.		33,820	27,091	6,729	58,341	(308)
Postech Early Stage Fund		10,034	65	9,969	—	(31)
Busan E&E Co., Ltd.		44,731	1,687	43,044	—	127
POSCO Family Strategy Funds		57,678	250	57,428	—	290
POREKA Co., Ltd.		15,131	12,880	2,251	20,785	1,158
Songdo SE Co., Ltd.		1,652	282	1,370	2,761	77
Posgreen Co., Ltd.		8,225	4,280	3,945	2,944	(33)
Daewoo International Corporation		7,823,738	6,302,994	1,520,744	18,758,511	160,088
POSCOLED Co., Ltd.		28,717	5,917	22,800	14,063	(5,355)
Gunsan SPFC Co., Ltd.		51,483	30,673	20,810	53,797	(236)
POSCO NST Co., Ltd.		158,470	121,493	36,977	202,334	(803)
Pohang Scrap Recycling Center Co., Ltd.		17,842	2,863	14,979	1,748	143

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(in millions of Won)

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
PSC energy global Co., Ltd.	(Won)	38,780	—	38,780	—	(1,595)
Suncheon Ecotrans Co., Ltd.		25,526	2,878	22,648	—	48
Shinan Energy Co., Ltd.		8,494	—	8,494	—	(56)
Reco Metal Co., Ltd.		15,043	13,280	1,763	6,761	(2,658)
NewAltec Co., Ltd.		114,744	17,171	97,573	92,849	638
PONUTech Co., Ltd.		9,919	182	9,737	—	(263)
BLUE O&M Co., Ltd		988	—	988	—	(12)
[Foreign]
POSCO America Corporation		416,078	223,968	192,110	419,258	8,866
POSCO Australia Pty. Ltd.		1,161,366	462,383	698,983	136,144	283,875
POSCO Canada Ltd.		565,424	82,867	482,557	304,274	133,660
POSCAN Elkveiw Coal Ltd.		—	—	—	—	—
POSCO Asia Co., Ltd.		540,685	504,059	36,626	2,968,097	6,523
Dalian POSCO Steel Co., Ltd		49,104	58,254	(9,150)	90,990	(8,711)
POSCO-CTPC Co., Ltd.		84,966	52,546	32,420	134,930	1,320
POSCO-JKPC Co., Ltd.		93,668	75,512	18,156	87,203	1,405
International Business Center Corporation		90,577	51,831	38,746	25,889	11,655
POSCO E&C Vietnam Co., Ltd.		77,583	77,679	(96)	114,350	6,670
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,569,551	986,798	582,753	2,808,722	4,444
Guangdong Pohang Coated Steel Co., Ltd.		394,452	163,785	230,667	275,521	(7,849)
POSCO (Thailand) Company Ltd.		140,260	98,044	42,216	231,144	1,227
Myanmar POSCO Steel Co., Ltd		27,519	9,580	17,939	30,967	5,885
POSCO-JOPC Co., Ltd.		80,896	76,118	4,778	92,296	768
POSCO Investment Co., Ltd.		787,069	688,482	98,587	10,792	10,509
POSCO-MKPC SDN BHD.		165,789	116,928	48,861	177,822	1,763
Qingdao Pohang Stainless Steel Co., Ltd.		268,411	155,877	112,534	615,532	(3,110)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		305,690	220,468	85,222	384,705	11,046
POSCO BioVentures L.P.		16,851	—	16,851	—	(4,226)
PT. POSNESIA		14,129	20	14,109	—	(28)
POSCO E&C - Hawaii Inc.		914	503	411	—	(304)
POS-Qingdao Coil Center Co., Ltd.		56,062	40,314	15,748	117,470	65
POS-Ore Pty. Ltd.		75,312	66,851	8,461	250,347	132,737
POSCO-China Holding Corp.		427,447	160,423	267,024	173,639	3,617
POSCO-Japan Co., Ltd.		1,157,755	1,017,990	139,765	1,686,385	13,518
POS-CD Pty. Ltd.		72,582	68,030	4,552	22,575	557
POS-GC Pty. Ltd.		79,517	32,397	47,120	10,263	(4,344)
POSCO-India Private Ltd.		147,359	421	146,938	—	(1,034)
POSCO-India Pune Steel Processing Centre Pvt. Ltd.		168,309	145,655	22,654	211,417	(16,626)
POSCO-JNPC Co., Ltd.		192,177	176,268	15,909	207,654	716
POSCO-Foshan Steel Processing Center Co.,Ltd.		178,488	135,213	43,275	529,788	227
POSCO E&C (China) Co., Ltd.		120,135	82,361	37,774	104,055	1,898
POSCO MPC S.A. de C.V.		192,538	182,180	10,358	316,446	(6,587)
Zhangjigang Pohang Port Co., Ltd.		26,801	11,327	15,474	6,244	222
Qingdao Pujin Steel Material Co., Ltd		14,209	11,997	2,212	79,732	13
POSCO-Vietnam Co., Ltd.		659,931	576,657	83,274	962,490	(46,976)
POSCO-Mexico Co., Ltd.		488,782	422,155	66,627	396,897	(43,298)
POSCO-India Delhi Steel Processing Centre Pvt. Ltd		85,349	75,582	9,767	129,434	(9,824)
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd		62,709	49,981	12,728	71,871	(1,483)

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(in millions of Won)

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
POS-NP Pty. Ltd.	(Won)	57,890	15,003	42,887	48,404	9,480
POSCO-Vietnam Processing Center Co., Ltd.		71,203	50,417	20,786	159,369	26
POSCO (Chongqing) Automotive Processing Center Co, Ltd.		69,253	59,468	9,785	62,795	(1,622)
Suzhou POS-CORE Technology Co., Ltd.		60,082	33,980	26,102	96,008	781
POSCO-JYPC Co., Ltd.		67,587	64,165	3,422	102,700	781
POSCO-Malaysia SDN. BHD.		88,635	112,566	(23,931)	140,709	(4,114)
POS-Minerals Corporation		113,694	—	113,694	—	(808)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		69,613	45,766	23,847	92,554	618
POSCO E&C India Private Ltd.		35,982	31,304	4,678	4,966	1,135
POSCO E&C SMART		4,670	4,034	636	4,421	135
POSCO-Phillippine Manila Processing Center Inc.		27,412	17,492	9,920	45,680	266
Dalian POSCON Dongbang Automatic Co., Ltd.		8,083	2,996	5,087	5,104	382
SANPU TRADING CO., LTD.		1,842	5	1,837	73	3
Zhangjiagang BLZ Pohang International Trading Co., Ltd.		15,720	10,881	4,839	100,833	116
POSCO Mexico Human Tech.		787	481	306	5,378	221
POSCO Mexico East Steel Distribution Center Co., Ltd		13,186	1,353	11,833	5,638	110
POSCO Gulf Logistics LLC.		—	—	—	—	—
POSCO ICT-China		1,737	1,294	443	4,920	114
DWEMEX S.A.DE C.V.		226	62	164	2	(29)
POS MPC Servicios de C.V.		667	458	209	4,902	90
EUROTALY S.A.		16,733	127	16,606	24	(898)
POSCO South East Asia Pte. Ltd.		5,232	2,633	2,599	62,235	256
Europe Steel Distribution Center		6,775	991	5,784	13,354	322
VECTUS Ltd.		3,066	5,126	(2,060)	3,560	(1,530)
Zeus(Cayman)		—	—	—	—	—
POSCO VST Co., Ltd.		356,484	268,005	88,479	264,616	(10,669)
POSCO Maharashtra Steel Pvt. Ltd.		372,434	149,442	222,992	44	2,036
POSCO India Chennai Steel Processing Centre Pvt. Ltd.		89,782	80,514	9,268	134,409	(3,232)
POSCO Turkey Nilufer Processing Center Co., Ltd.		49,588	40,578	9,010	38,729	(3,971)
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		47,931	40,500	7,431	55,239	902
POSCO (Liaoning) Automotive Processing Center Co., Ltd.		84,315	61,131	23,184	117,395	3,267
POSCO-Indonesia Jakarta Processing Center		62,550	55,069	7,481	64,597	216
POSCO E&C Venezuela C.A		138	—	138	—	—
PT. MRI		12,251	17,626	(5,375)	458	(3,854)
POSCORE-INDIA		10,917	8,446	2,471	15,186	(48)
POSCO America Alabama Processing Center Co., Ltd.		63,014	50,007	13,007	85,381	(858)
PT DEC Indonesia		4,577	4,752	(175)	13,962	(267)
POSCO (Yantai) Automotive Processing Center Co., Ltd.		40,586	24,355	16,231	32,301	172
POSCO India Steel Distribution Center Private Ltd.		5,224	2,204	3,020	786	(427)
POSCO China Dalian Plate Processing Center Co., Ltd.		106,525	65,888	40,637	66,113	(165)
POSCO-South Asia Co., Ltd.		13,703	199	13,504	8,015	1,039
POSCO SS-VINA Co., LTD		74,438	409	74,029	—	(1,122)
POSCO-NCR Coal Ltd.		—	—	—	—	—
POSCO WA Pty. Ltd.		212,984	9	212,975	—	(33,142)
POSCO E&C - UZ		2,279	1,789	490	2,046	104
POSCO Australia GP Limited		97,196	5	97,191	—	(8)
Daewoo International America Corp.		283,653	241,259	42,394	984,378	5,372
Daewoo International Deutschland GmbH		115,256	105,288	9,968	482,585	314

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
Daewoo International Japan Corp.	(Won)	245,086	236,533	8,553	804,864	981
Daewoo International Singapore Pte. Ltd.		43,647	38,982	4,665	902,315	481
Daewoo Italia S.r.l.		63,859	60,247	3,612	361,821	145
Daewoo Cement (Shandong) Co., Ltd.		221,807	291,000	(69,193)	133,502	20,361
Daewoo (China) Co., Ltd.		150,079	101,449	48,630	54,521	726
PT. RISMAR Daewoo Apparel		17,767	18,417	(650)	58,182	1,246
Daewoo Textile Fergana LLC		64,437	65,968	(1,531)	132,866	(11,994)
Daewoo Textile Bukhara LLC		51,939	49,630	2,309	51,312	(11,500)
Daewoo International Australia Holdings Pty. Ltd.		151,462	12,964	138,498	1,935	199
Daewoo Paper Manufacturing Co., Ltd.		76,855	72,385	4,470	76,632	(5,210)
Tianjin Daewoo. Paper Co., Ltd		14,589	33,029	(18,440)	—	—
POSCO Mauritius Ltd.		24,648	2,839	21,809	—	(22)
PT. KRAKATAU STEEL POSCO		819,899	44,918	774,981	—	(2,385)
MYANMAR Daewoo LTD.		6,030	41	5,989	1,373	152
Dawwoo International MEXICO S.A. de C.V.		68,030	64,189	3,841	240,448	299
Daewoo International Guangzhou Corp.		7,666	7,473	193	61,554	(1,265)
Daewoo Energy Central Asia		15,571	322	15,249	—	—
Daewoo STC & Apparel Vietnam Ltd.		3,848	1,313	2,535	9,435	94
MYANMAR Daewoo International Ltd.		7,651	2,240	5,411	11,947	759
DAYTEK ELECTRONICS CORP.		—	—	—	—	—
Daewoo (M) SDN. BHD.		—	—	—	—	—
Daewoo CANADA LTD.		—	—	—	—	—
Daewoo EL SALVADOR S.A. DE C.V.		—	—	—	—	—
GEZIRA TANNERY CO., LTD.		—	—	—	—	—
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.		63,505	51,088	12,417	67,175	15
Daewoo International Corporation (M) SDN BHD		8,831	6,469	2,362	21,190	157
Daewoo International SHANGHAI CO., LTD.		63,694	52,656	11,038	91,541	1,286
PGSF, LLC		3,138	1	3,137	—	280
Xenesys Inc.		11,804	240	11,564	2,494	(3,865)
Daewoo International INDIA Private Ltd.		3,285	1,277	2,008	3,343	69
TECHREN Solar, LLC		5,184	—	5,184	—	(506)
PT. POSCO E&C Indonesia		37,495	34,094	3,401	46,665	2,114
Hume Coal Pty. Ltd.		24,316	2,499	21,817	—	(9)
Daewoo HANDELS GmbH		—	—	—	—	—
POSCO Foundation		213	3	210	—	3
EPC EQUITIES LLP		11,391	11,283	108	438	(2,743)
SANTOS CMI Construction Trading LLP		13,851	13,742	109	2,750	(1,323)
SANTOS CMI INC. USA		23,418	22,260	1,158	11,604	(155)
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA		18,771	9,381	9,390	14,823	7,484
SANTOS CMI PERU S.A.		26,074	20,500	5,574	59,091	4,779
SANTOS CMI COSTA RICA S.A.		11,856	11,480	376	1,228	(1,794)
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)		122	73	49	—	(9)
GENTECH International INC.		1,595	1,166	429	1,800	728
EPC INVESTMENTS C.V.		115	18	97	—	(6)
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.		115	2	113	—	(2)
ASESORiA Y SERVICIOS EPC S.A CHILE		468	285	183	635	88
SANTOS CMI S.A.		42,766	30,495	12,271	34,879	(5,430)
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.		8,430	2,669	5,761	13,009	1,703
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)		125	14	111	203	(208)
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.		10,982	8,392	2,590	14,588	923

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(in millions of Won)

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
VAUTIDAMERICAS S.A.	(Won)	2,374	1,620	754	1,765	141
SANTOS CMI Constructions Argentina S.A.		82	46	36	—	1
POSCO E&C Brazil Ltd.		87,817	87,284	533	6,200	(465)
POSCO Electrical Steel India Private Limited		26,448	138	26,310	—	346
Daewoo International Cameroon PLC		1,233	—	1,233	—	—
POSCO ASSAN TST STEEL Industry		59,415	1,897	57,518	—	1,724
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.		171,127	174,814	(3,687)	—	(3,466)
POSCO Klappan Coal Ltd.		—	—	—	—	—
DAESAN (Cambodia) Co., Ltd.		30,145	35,652	(5,507)	—	(946)
Brazil Sao Paulo Steel Processing Center Co., Ltd		26,987	—	26,987	—	—
POSCO(Dalian) IT Center Development Co., Ltd.		152,725	1,271	151,454	—	(1,464)
PT.POSCO Resources Indonesia		4,048	92	3,956	—	(415)
PT. POSCO ICT Indonesia		3,480	2,661	819	—	(80)
PT. POSCO M-Tech Indonesia		2,865	149	2,716	3,329	61
PT. KRAKATAU POSCOPOWER		45,041	42,874	2,167	—	(134)
POSCO RUS LLC.		3,639	5	3,634	—	(273)
POSCO Thainox Co., Ltd.		500,214	164,464	335,750	401,257	(22,466)
Daewoo International Shanghai Waigaoqiao Co., Ltd.		13,804	13,256	548	22,354	343
PT. Bio Inti Agrindo		18,900	9,714	9,186	—	(1,486)
POSCO E&C Australia Pty Ltd.		381	624	(243)	—	(237)
POSCO-TISCO (Jilin) Processing Center Co., Ltd.		12,587	12	12,575	—	(375)
Hunchun POSCO Logistics Co., Ltd.		23,725	7	23,718	—	(229)
USA SRDC Corporaion		311	—	311	—	—
Daewoo International Vietnam Co., Ltd.		4,613	—	4,613	—	—

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(d)	Details of associates

Details of associates as of March 31, 2012 and December 31, 2011 are as follows:

		Ownership (%)
Investee	Category of Business	March 31, 2012	December 31, 2011	Region
[Domestic]
MIDAS Information Technology Co., Ltd.	Engineering	22.20	25.46	Seoul
Metapolis Co., Ltd.	Multiplex development	40.05	40.05	Hwaseong
Songdo New City Development Inc.	Real estate	29.90	29.90	Seoul
POSMATE Co., Ltd.	Services	30.00	30.00	Seoul
Gail International Korea Ltd.	Real estate	29.90	29.90	Seoul
SNNC Co., Ltd.	Raw material manufacturing and sale	49.00	49.00	Gwangyang
CHUNGJU ENTERPRISE CITY	Real estate	25.10	25.10	Chungju
Taegisan Wind Power Corporation	Wind power plant construction and management	50.00	50.00	Hoengseong
KOREASOLARPARK Co., Ltd.	Solar power plant construction and management	37.50	37.50	Youngam
Garolim Tidal Power Plant Co., Ltd.	Generation of electricity	32.13	32.13	Seosan
Cheongna IBT Co., Ltd. (*4)	Multiplex development	18.58	18.58	Incheon
PSIB Co., Ltd.	Non-resident building lease	49.00	49.00	Seoul
Universal Studios Resort Development Co., Ltd. (*3)	Construction	15.01	22.10	Hwaseong
Universal Studios Resort Asset Management Corp.	Real estate services	26.16	26.16	Seoul
Daewoo national car Gwangju selling Co., Ltd.	Real estate	50.00	50.00	Gwangju
Uitrans Co., Ltd.	Transporting	41.89	38.19	Seoul
Suwon Green Environment Co., Ltd.	Construction	27.50	27.50	Hwaseong
Pajoo & Viro Co., Ltd.	Construction	40.00	40.00	Paju
Green Gimpo Co., Ltd.	Construction	31.84	31.84	Gimpo
Busan-Gimhae Light Rail Transit Co., Ltd.	Transporting	25.00	25.00	Gimhae
Incheon-Gimpo Highway Co., Ltd.	Construction	25.82	25.82	Anyang
Green Jangryang Co., Ltd.	Sewerage treatment	25.00	25.00	Pohang
Green Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyoung
POSPLATE Co., Ltd.	Services	48.95	48.95	Gwangyang
Pure Gimpo.Co., Ltd.	Construction	28.79	28.79	Seoul
Pohang Techno Valley AMC Co., Ltd.	Construction	29.50	29.50	Pohang
Sungjin Geotec Co., Ltd.	Industrial machinery manufacturing	33.02	36.69	Ulsan
Kyobo Life Insurance Co., Ltd.	Life insurance	24.00	24.00	Seoul
Dongbang Special Steel Co., Ltd.	Steel processing and sales	35.82	35.82	Pohang
Pure Iksan Co., Ltd.	Construction	23.50	23.50	Pohang
Gyeonggi CES Co., Ltd.	Facility construction	21.84	21.84	Yangju
Innovalley Co., Ltd.	Real estate developement	28.77	28.77	Yongin
Applied Science Corp.	Machinery manufacturing	28.27	29.30	Paju
SENTECH KOREA Corp.	Manufacturing	20.25	20.25	Paju
AROMA POSTECH RENEWABLE ENERGY Co., Ltd.	Other science research	28.57	28.57	Seoul
Hyundai Investment Network Private Equity Fund	Mine investment	50.00	50.00	Seoul
Pohang Techno Valley PFV Corporation	Real estate development	29.90	28.65	Pohang
BLUE OCEAN Private Equity Fund	Private Equity Financial	27.52	27.52	Seoul
SUNAM Co., Ltd.	Power Supply manufacturing	23.91	23.91	Seoul
Kones Corporation	Technical Service	41.67	41.67	Gyeongju
Daeho GM Co., Ltd. (*5)	Investment Advisory Service	35.82	—	Pohang
Mokpo-Daeyang Industrial esetate (*1)	Real estate developement	29.90	—	Mokpo
POSCO ES Materials Co., Ltd. (*1)	Secondary battery manufacturing	50.00	—	Gumi

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

		Ownership (%)
Investee	Category of Business	March 31, 2012	December 31, 2011	Region
[Foreign]
VSC POSCO Steel Corporation	Steel manufacturing and Sale	50.00	50.00	Vietnam
KOBRASCO	Facility lease	50.00	50.00	Brazil
USS-POSCO Industries	Material manufacturing and sale	50.00	50.00	USA
Poschrome Pty. Ltd.	Raw material manufacturing and sale	50.00	50.00	Republic of South Africa
POS-Hyundai Steel Manufacturing India Private Ltd.	Steel processing and sale	29.50	29.50	India
POSVINA Co., Ltd.	Plating steel sheet manufacturing	50.00	50.00	Vietnam
PT. POSMI Steel Indonesia	Steel processing and sale	36.69	36.69	Indonesia
CAML Resources Pty. Ltd.	Raw material manufacturing and sale	33.34	33.34	Austrailia
Nickel Mining Company SAS	Raw material manufacturing and sale	49.00	49.00	New Caledonia
Liaoning Rongyuan Posco Refractories Co., Ltd.	Manufacturing and sale	35.00	35.00	China
POSK (PingHu)Processing Center Co.,Ltd	Steel processing and sale	20.00	20.00	China
AN KHANH NEW CITY DEVELOPMENT	Highway construction and new town development	50.00	50.00	Vietnam
Henan Tsingpu Ferro Alloy Co., Ltd.	Raw material manufacturing and sale	49.00	49.00	China
United Spiral Pipe, LLC	Material manufacturing and sale	35.00	35.00	USA
Zhongyue POSCO(Qinhuangdau) Tinplate Industrial Co., Ltd.	Plating sheet manufacturing	34.00	34.00	China
BX STEEL POSCO Cold RolledSheet Co., Ltd.	Steel processing and sale	25.00	25.00	China
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sale	30.00	30.00	Slovakia
Eureka Moly LLC	Raw material manufacturing and sale	20.00	20.00	USA
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.	Steel processing and sale	30.00	30.00	China
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sale	25.00	25.00	China
POS-GSFC LLC	Steel processing and sale	48.98	48.98	UAE
Yingkou Posrec Refractories Co., Ltd.	Refractory manufacturing	25.00	25.00	China
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory manufacturing	50.00	50.00	China
Daewoo Engineering (THAILAND) Co., Ltd.	Development and contract	48.90	48.90	Thailand
Sebang Steel	Scrap sale	49.00	49.00	Japan
NCR LLC	Coal sale	29.41	20.00	Canada
AMCI (WA) Pty Ltd.	Iron ore sale & mine development	49.00	49.00	Austrailia
POSCO YongXin Rare Earth Metal Co., Ltd.	Energy & Resource development	31.00	31.00	China
Shanghai Lansheng Daewoo Coporation	Trading	49.00	49.00	China
Shanghai Waigaogiao Free Trade Zone Lansheng Daewoo Int’l Trading Co., Ltd.	Trading	49.00	49.00	China
Hanjung Power Pty., Ltd	Electric power manufacturing and sale	49.00	49.00	Papua New Guinea
Myanmar Korea Timber International Ltd.	Plating sheet manufacturing	45.00	45.00	Myanmar
General Medicines Company Ltd.	Medicine manufacturing and sale	33.00	33.00	Myanmar
KOREA LNG Ltd.	Gas production and sale	20.00	20.00	England
DMSA, AMSA (*2)	Energy & Resource development	4.00	4.00	Madagascar
KG Power(M) SDN. BHD	Energy & Resource development	20.00	20.00	Malaysia
Daewoo (THAILAND) CO., LTD.	Trading	49.00	49.00	Thailand
N.I.CO., LTD.	Trading	50.00	50.00	North Korea
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction	25.04	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Mintage	35.00	35.00	Uzbekistan
POSUK TITANIUM B.V	Steel manufacturing	—	50.00	Netherland
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
POSCO-POGEN AMP	Steel manufacturing	26.00	26.00	India
Klappan Coal Joint Venture	Coal sale	20.00	20.00	Canada
AES-VCM Mong Duong Power Company Ltd.	Coal sale	30.00	30.00	Vietnam
CSP(Compania Siderurgica do Pecem)	Steel manufacturing and sale	20.88	20.00	Brazil
PT.INDONESIA POS CHOSUN Ref	Refractory manufacturing and sale	30.00	30.00	Indonesia
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sale	49.00	49.00	Vietnam
Korea-Siberia Wood	Forest resources Development	50.00	50.00	Russia
PT. Tanggamus Electric Power	Construction and engneering service	20.00	20.00	Indonesia
PT. Wampu Electric Power	Construction and engneering service	20.00	20.00	Indonesia
Boulder Solar Power, LLC (*1)	Electric power manufacturing	25.00	—	USA
POSUK Titanium (*1)	Raw material manufacturing and sale	50.00	—	Kazahstan

(*1)	These entities are newly established during the three-month periods ended March 31, 2012.
(*2)	This investment is accounted for using the equity method of accounting even though the controlling company’s percentage of ownership is below 20%, because it is able to exercise significant influence on the investee.
(*3)	This investment is excluded from associates due to decrease in ownership percentage during the three-month period ended March 31, 2012.
(*4)	This investment is excluded from associates as the contract on entrusted voting rights expired during the three-month period ended March 31, 2012.
(*5)	This entity split off from DongBang Special Steel Co., Ltd. during the three-month period ended March 31, 2012.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(e)	Consolidated subsidiaries acquired during the three-month period ended March 31, 2012 are as follows:

(in millions of Won)

Company	Date of Acquisition	Ownership (%)	Reason
Tamra Offshore Wind Power Co., Ltd.	January 2012	64.00	new investment
PT. Krakatau POSCO Chemtech Calcination	January 2012	80.00	new investment
POS-HiAL Co., Ltd	February 2012	51.00	new investment
Posco Africa	February 2012	100.00	new investment

(f)	Cash inflows caused by the acquisitions

(in millions of Won)	Amounts
Consolidation transferred	(Won)	22,312
Less: cash and cash equivalent-acquired		(29,042)
Total	(Won)	(6,730)

(g)	Subsidiaries that were excluded from consolidation during the three-month period ended March 31, 2012 are as follows:

Company	Date of Disposal	Reason
POSCO-JYPC Co., Ltd.	February 2012	Statutory merger by POSCO-JEPC CO., Ltd.
DaiMyung TMS Co., Ltd.	March 2012	Statutory merger by POSCO-AST CO., Ltd.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

2. Statement of Compliance

Statement of compliance

The consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These consolidated interim financial statements have been prepared in accordance with K-IFRS 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements.

Basis of measurement

The consolidated interim financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments are measured at fair value

(b)	Financial instruments at fair value through profit or loss (FVTPL) are measured at fair value

(c)	Available-for-sale financial assets are measured at fair value

(d)	The liability for a cash-settled stock appreciation rights is measured at fair value

(e)	Defined benefit obligations are measured at the present value of the defined benefit obligation less the fair value of the plan assets

Functional and presentation currency

These consolidated interim financial statements are presented in Korean won, which is POSCO’s functional currency and the currency of the primary economic environment in which POSCO operates.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Use of estimates and judgements

The preparation of the consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated interim financial statements is included in the following notes:

—	Note 11 – Investment property

—	Note 12 – Property, plant and equipment

—	Note 13 – Impairment losses of goodwill

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next fiscal year is included in the following notes:

—	Note 17 – Provisions

—	Note 18 – Employee benefits

—	Note 25 – Construction contracts

—	Note 34 – Commitments and contingencies

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

3. Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated interim financial statements are included below. The accounting policies set out below are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2011.

Consolidation policy

(a)	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of the other entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. The financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control commences until the date that control ceases.

If a member of the Company uses accounting policies other than those adopted in the consolidated interim financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated interim financial statements.

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated interim financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated interim financial statements.

(b)	Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(c)	Associates

An associate is an entity in which the Company has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

The investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the Company’s share of the profit or loss and changes in equity of the associate after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated interim financial statements. Intra-group losses recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated interim financial statements.

If an associate uses accounting policies different from those of the Company for like transactions and events in similar circumstances, appropriate adjustments are made to the Company’s consolidated interim financial statements in applying the equity method.

When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has to make payments on behalf of the investee for further losses.

(d)	Joint Ventures

Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement, and require unanimous consent for strategic financial and operating decisions. The Company recognizes its interest in a jointly controlled entity using proportionate consolidation by including separate line items for its share of the assets, liabilities, income and expenses of the jointly controlled entity in the consolidated interim financial statements.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Business combination

(a)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No. 1012 “Income Taxes”

•	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019 “Employee Benefits”

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured in accordance with special provisions

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with K-IFRS No. 1102 “Share-based Payment”

•	Assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No. 1105 “Non-current Assets Held for Sale”

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer.

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with K-IFRS No.1032 “Financial Instruments: Presentation” and K-IFRS No.1039 “Financial Instruments: Recognition and Measurement”.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(b)	Goodwill

The Company measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, bargain purchase gain is recognized immediately in profit or loss.

Foreign currency transactions and translation

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value was initially determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Foreign operations

If the presentation currency of the Company is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, investment in highly liquid securities that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(a)	Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, is classified as held-to-maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables for which the effect of discounting is immaterial.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity securities or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Securities in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

(e)	De-recognition of non-derivative financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to receive the contractual cash flows from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(f)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Inventories

Inventories are measured at the lower of cost and net realizable value. Costs are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

When inventories are sold, the carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized and the amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

Investment property

Property held for the purpose of earning rentals is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. In addition, in the preparation of the opening K-IFRS consolidated statement of financial position on the date of transition to K-IFRS, the Company measures certain machinery and equipment at fair value at the date of transition, which is deemed cost, in accordance with K-IFRS 1101.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met.

(a)	it is probable that future economic benefits associated with the item will flow to the Company; and

(b)	the cost can be measured reliably.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

Other than land, the cost of an asset less its residual value are depreciated. Land is not depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	10-60 years
Structures	4-50 years
Machinery and equipment	2-25 years
Vehicles	3-10 years
Tools	4-10 years
Furniture and fixtures	3-10 years
Lease assets	3-18 years

The residual value and the useful lives are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset.

The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having an indefinite useful life and not amortized.

Intellectual property rights	5-10 years
Development expenses	3-10 years
Port facilities usage rights	5-75 years
Other intangible assets	2-25 years

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

(a)	Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(b)	Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Exploration for and evaluation of mineral resources

The Company is engaged in exploration projects for mineral resources through equity ownership in the mines or other contractual arrangements. Expenditures related to the development of mineral resources are recognized as exploration or development intangible assets. The nature of these intangible assets are as follows:

(a)	Exploration and evaluation assets

Exploration and evaluation assets consist of expenditures for topographical studies, geophysical studies and trenching. These assets are reclassified as development assets when it is proved that the exploration has identified an economically feasible mine.

(b)	Development assets

Development assets consist of expenditures for the evaluation of oil fields, facility construction, drilling for viability and others. These development assets are reclassified as industrial rights (mining rights) at inception of the extraction.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Impairment for financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

(a)	significant financial difficulty of the issuer or obligor;

(b)	a breach of contract, such as a default or delinquency in interest or principal payments;

(c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

(d)	it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(e)	the disappearance of an active market for that financial asset because of financial difficulties; or

(f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an equity instrument classified as available-for-sale financial assets, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

(a)	Financial assets carried at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(b)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(c)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

Impairments for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of a cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value-in-use and its fair value less costs to sell. The value-in-use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets or disposal groups must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Company recognizes an impairment loss for any initial or subsequent write-down of disposal group to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 “Impairment of Assets”.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Non-derivative financial liabilities other than financial liabilities at fair value through profit of loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

Convertible bonds

The convertible bonds issued by the Company can be converted into equity securities at the option of the bond holders. The number of shares to be issued is adjusted according to the fair value of the common shares. The convertible bonds, which are compound financial instruments of bonds and conversion rights, are designated and measured at fair value through profit or loss.

Derivative financial instruments and hedges

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(a)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives from the host contract are recognized immediately in profit or loss. However, convertible rights of convertible bonds are not separated from the host contract and the compound financial instruments of bonds and convertible rights are designated and measured at fair value through profit and loss.

(b)	Other derivatives

Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for similar depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

(b)	Operating leases

Lease obligations under operating leases are recognized as an expense on a straight-line basis over the lease term. Contingent rents are charged as expenses in the periods in which they are incurred.

(c)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, management of the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If management of the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Construction work in progress

Construction work in progress represents the gross unbilled amount expected to be collected from customers for contract work performed to date. It is measured at cost plus profit recognized to date less progress billings and recognized losses. Cost includes all expenditures related directly to specific projects and an allocation of fixed and variable overheads incurred in the Company’s contract activities based on normal operating capacity.

Construction work in progress is presented as part of trade accounts and notes receivable in the consolidated statement of financial position for all contracts in which costs incurred plus recognized profits exceed progress billings. If progress billings exceed costs incurred plus recognized profits, then the difference is presented as amounts due to customers for contract work in the consolidated statement of financial position.

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received. Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

Other government grants that compensate the Company for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized. A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in profit or loss in the period in which it becomes receivable.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive obligation which can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

(b)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(c)	Retirement benefits: Defined contribution plans

For defined contribution plans, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contributions already paid. If the contributions already paid exceed the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(d)	Retirement benefits: Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs, which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, the Company recognizes the past service cost immediately.

Stock appreciation rights

The Company granted share options to executives as part of the reward for their services and is accounting for the options as cash-settled share-based payment transactions. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability and recognizes the employment benefits and the liability during the vesting period. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognized in profit or loss for the period as well.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Provisions are reviewed at the end of each interim reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision for product warranties is recognized when the underlying products are sold. Management determines the Company’s provision for product warranties based on historical warranty data and a weighting of possible outcomes against their associated probabilities. Regarding the provision for construction warranties, the warranty period starts from the completion of construction in accordance with construction contracts. If the Company has an obligation for warranties, a provision for warranties is estimated based on historical warranty data and recorded as cost of construction and provision for warranties during the construction period.

Share capital

Common stock is classified as equity and the incremental costs arising directly attributable to the issuance of common stock less their tax effects are deducted from equity.

If the Company reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as a contra equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

Revenue

Revenue from the sale of goods, services provided and the use of assets is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates, which are not significant for all periods presented.

(a)	Sale of goods

Revenue from the sale of goods in the ordinary course of activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of international commercial terms of the contract.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(b)	Services rendered

Service sales are recognized when services are rendered.

(c)	Construction contracts

When the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract. Contract revenue includes the initial amount agreed in the contract plus any variation in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. The stage of completion of a contract is determined based on the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs.

When the outcome of a construction contract cannot be estimated reliably, the revenue is recognized only to the extent of contract costs incurred that it is probable will be recoverable. An expected loss on the construction contract shall be recognized as an expense immediately.

(d)	Rental income

Rental income from investment property, net of lease incentives granted, is recognized in profit or loss on a straight-line basis over the term of the lease.

Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest rate method.

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit of future periods, and non-taxable or non-deductible items from the accounting profit.

(b)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with securities in subsidiaries and associates except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for deductible temporary differences arising from securities in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

Earnings per share

Management calculates basic earnings per share (“EPS”) data for the Company’s ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Operating segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenditures, including revenues and expenses that relate to transactions with any of the Company`s other components. All operating segments’ operating results are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. Management has determined that the CODM of the Company is the CEO.

Segment results that are reported to the CEO include items directly attributable to a segment and do not include allocated items. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

4. Financial risk management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	operational risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these consolidated interim financial statements.

(a)	Risk management policy

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(c)	Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategic investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

(d)	Market risk management

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market prices management is optimization of profit and controlling the exposure to market risk within acceptable limits.

1)	Currency risk

Each segment is influenced by a risk factor of changes in foreign currency exchange rates for the different directions due to the difference in structure of each industry regarding the cash inflows and cash outflows in foreign currency. The steel segment generally has a lack of foreign currency cash outflows, while the engineering and construction segments generally have excessive foreign currency inflows due to the nature of their respective business. Therefore, the result of the business is affected by the changes of foreign exchange rates. The trading segment is structured such that the cash inflows and outflows of foreign currencies are to be offset; however, the trading segment is exposed to a risk of changes in foreign currency exchange rates when there are differences in currencies on receiving and paying the foreign currency amount and time differences.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. Based on this policy, the Company entities have performed currency risk management specific to various characteristics of different segments. The entities in the steel industry, which has a lack of foreign currency cash flows, has foreign currency borrowings from banks and hedges foreign currency risks of the foreign currency borrowings by using foreign currency swaps. The entities in the engineering and construction segments, which have excessive foreign currency cash flows, have hedged foreign currency risks by using forward exchange contracts. Entities in the trading industry have hedged foreign currency risks by using forward exchange contracts when the foreign currencies received and paid are different.

2)	Interest rate risk

The Company mostly borrows at fixed interest rates. The Company’s management monitors interest rate risks regularly.

(e)	Management of capital risk

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net debt, deducting cash and cash equivalents and current financial instruments from borrowings. The Company applied the same financial risk management strategy that was applied in the previous period.

The equity attributable to owners as of March 31, 2012 and December 31, 2011 is as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Total borrowings	(Won)	26,560,241	26,811,717
Less: Cash and cash equivalents		5,042,890	4,598,682
Net borrowings		21,517,351	22,213,035
Total equity		41,378,728	40,729,920

Net borrowing-to-equity ratio		52.00%	54.54%

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

5. Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Cash	(Won)	65,194	23,954
Demand deposit and checking accounts		2,078,398	1,855,929
Time deposits		2,658,330	2,664,335
Other financial cash equivalents		240,968	54,464

	(Won)	5,042,890	4,598,682

6. Trade Accounts and Notes Receivable

(a)	Trade accounts and notes receivable as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011
Current
Trade accounts and notes receivable	(Won)	10,809,995	10,265,421
Capital lease receivables		116,391	117,230
Due from customers for contract work		1,343,633	1,361,416
Less: Allowance for doubtful accounts		(301,563)	(293,552)

		11,968,456	11,450,515

Non-current
Trade accounts and notes receivable		45,955	45,061
Capital lease receivables		136,447	147,634
Less: Allowance for doubtful accounts		(9,586)	(9,634)

		172,816	183,061

	(Won)	12,141,272	11,633,576

Trade accounts and notes receivable sold to financial institutions for which the derecognition conditions were not met amounted to (Won)138,320 million and (Won)132,908 million as of March 31, 2012 and December 31, 2011, respectively, and are included in short-term borrowings (note 15).

(b)	Capital lease receivables are as follows:

(in millions of Won)
Customer	Contents	March 31, 2012		December 31, 2011

Korea Electric Power	LNG Combined thermal power cycle 1~4	(Won)	186,264	199,141
Tenant of EXPO	Lease contract		66,574	65,723

		(Won)	252,838	264,864

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(c)	The gross amount and present value of minimum lease payments as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Less than 1 year	(Won)	138,479	141,670
1 year - 5 years		156,982	169,265
Greater than 5 year		21,332	24,519
Unrealized interest income		(63,955)	(70,590)

Present value of minimum lease payment	(Won)	252,838	264,864

7. Other Financial Assets

(a)	Other short-term financial assets as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)
	March 31, 2012		December 31, 2011

Financial assets at fair value through profit or loss
Financial assets held for trading	(Won)	897	50,861
Derivatives assets held for trading		58,374	92,055

		59,271	142,916

Available-for-sale financial assets
Short-term available-for-sale securities (bonds)		32,980	31,651

Held-to-maturity investments
Current portion of held-to-maturity securities (bonds)		30,788	876

Loans and other receivables
Short-term financial instruments (*1,2,3)		1,288,594	1,757,744
Short-term loans		254,592	367,330
Other accounts receivable		1,059,706	1,067,163
Accrued income		61,611	59,028
Deposits		54,127	73,343
Other checking accounts		269,907	221,125
Allowance for bad debt accounts		(67,551)	(64,906)

		2,920,986	3,480,827

	(Won)	3,044,025	3,656,270

(*1)	As of March 31, 2012 and December 31, 2011, short-term financial instruments amounting to (Won)1,670 million are collateral for long-term borrowings from a forestry association.
(*2)	Short-term financial instruments of POSCOAST of (Won)400 million are provided as collateral to Kookmin bank related to a derivative instrument deposit.
(*3)	As of March 31, 2012 and December 31, 2011, short-term financial instruments of (Won)12,224 million and (Won)17,175 million, respectively, are restricted for use in a government project.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(b)	Other long-term financial assets as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)
	March 31, 2012		December 31, 2011
Financial assets at fair value through profit or loss Derivatives asstes held for trading	(Won)	22,928	16,696

Available-for-sale financial assets
Long-term available-for-sale securities (equity instruments) (*1, 2)		4,901,442	4,509,197
Long-term available-for-sale securities (bonds)		24,466	25,847
Long-term available-for-sale securities (others)		41,594	41,902

		4,967,502	4,576,946

Held-to-maturity investments
Held-to-maturity securities (bonds)		4,785	34,698

Loans and other receivables
Long-term financial instruments		32,589	37,732
Long-term loans		303,108	298,106
Long-term other accounts receivable		85,781	86,922
Accrued income		1,387	956
Deposits		116,580	112,245
Allowance for bad debt accounts		(39,289)	(38,629)

		500,156	497,332

	(Won)	5,495,371	5,125,672

(*1)	As of March 31, 2012, 2,186,546 shares equivalent to 19,678,919 American depository receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued.
(*2)	The Company recorded impairment loss for securities of SK Telecom Co., Ltd. amounting to (Won)610,436 million as of December 31, 2011. During the three-month period ended March 31, 2012, there was a further significant decline in the fair value of shares of SK Telecom Co., Ltd. for a prolonged period, which was considered as objective evidence of impairment. As a result, an impairment losses of (Won)4,683 million was recognized in profit or loss for the three-month period ended March 31, 2012.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

8. Inventories

(a)	Inventories as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Finished goods	(Won)	1,533,291	1,556,573
Merchandise		1,110,607	1,185,496
Semi-finished goods		2,014,639	2,163,124
Raw materials		2,550,070	2,563,837
Fuel and materials		809,583	758,333
Construction inventories		1,299,569	1,245,546
Materials-in-transit		2,186,454	2,857,434
Others		179,581	168,895

		11,683,794	12,499,238

Less: allowance for inventories valuation		(195,897)	(215,594)

	(Won)	11,487,897	12,283,644

The amounts of valuation losses of inventories recognized in cost of goods sold for the three-month period ended March 31, 2012 and for the year ended December 31, 2011 are (Won)11,054 million and (Won)140,391 million, respectively.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

9. Non-Current Assets Held for Sale

Details of non-current assets held for sale and related liabilities as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011
	Subsidiaries (*1)		The controlling company (*2)		Subsidiaries (*1)	Total
Assets
Trade accounts and notes receivable and other financial assets	(Won)	49,389	(Won)	—	63,154	63,154
Inventories		22,561		—	23,186	23,186
Property, plant and equipment		162,066		16,887	172,538	189,425
Intangible assets		7,419		—	7,389	7,389
Other assets		58,382		—	45,883	45,883

		299,817		16,887	312,150	329,037

Liabilities
Trade accounts and note payables and other financial liabilities		25,402		—	28,509	28,509
Borrowings		154,939		—	144,920	144,920
Other liabilities		55,991		—	53,178	53,178

		236,332		—	226,607	226,607

Net assets	(Won)	63,485	(Won)	16,887	85,543	102,430

(*1)	Daewoo International Corporation, one of the controlling company’s subsidiaries, determined to dispose of Daewoo Cement (Shandong) Co., Ltd. in order to close down its non-core business and collect long-term receivables and securities, pursuant to the board of director’s resolution on July 28, 2011. Daewoo International Corporation entered into a sales contract with China United Cement Group Co., Ltd. on August 9, 2011 and required approval from the Ministry of Commerce of the People’s Republic of China is in progress as of March 31, 2012.
(*2)	The controlling company planned to dispose of equipments of existing steel manufacturing plants due to the completion and expected use of new plant. The relevant equipments were reclassified as non-current assets held for sale at December 31, 2011. Some of those non-current assets held for sale were disposed by sale, and others were reclassified as property, plant and equipment due to cancelation of plans to sell during the three-month period ended March 31, 2012.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

10. Investments in Associates and Joint Ventures

(a)	Details of investments in associates as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)
	March 31, 2012						December 31, 2011
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value

[Domestic]
Kyobo Life Insurance Co., Ltd.	4,920,000	24.00	(Won)	1,266,900	(Won)	1,390,408	(Won)	1,377,114
Sungjin Geotec Co., Ltd.	17,193,510	33.02		239,877		198,526		194,942
SNNC Co., Ltd.	18,130,000	49.00		90,650		142,423		154,131
POSCO ES Materials Co., Ltd.	1,000,000	50.00		43,000		43,000		—
Busan-Gimhae Light Rail Transit Co., Ltd.	9,160,000	25.00		45,800		28,364		34,227
Cheongna IBT Co., Ltd.	—	—		—		—		35,564
Blue ocean PEF	333	27.52		33,300		36,156		35,971
METAPOLIS Co., Ltd.	4,229,280	40.05		15,410		10,294		15,674
POSMATE Co., Ltd.	214,286	30.00		7,233		22,028		22,409
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	2,008,000	25.10		10,040		18,763		21,026
Others						88,778		94,507

						1,978,740		1,985,565

[Foreign]
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		369,837		374,868
AMCI (WA) Pty Ltd.	49	49.00		213,446		159,214		168,212
CSP(Compania Siderurgica do Pecem)	364,606,690	20.88		237,188		221,764		124,231
Nickel Mining Company SAS	3,234,698	49.00		157,585		171,286		168,292
KOBRASCO	2,010,719,185	50.00		32,950		138,389		128,884
KOREA LNG Ltd.	2,400	20.00		137,993		237,288		127,901
Eureka Moly LLC	—	20.00		121,209		108,297		109,772
DMSA, AMSA	—	4.00		125,733		126,023		119,556
BX STEEL POSCO Cold RolledSheet Co., Ltd.	—	25.00		61,961		95,229		95,577
CAML Resources Pty. Ltd.	3,239	33.34		40,388		61,321		55,465
South-East Asia Gas Pipeline Company Ltd.	129,200,145	25.04		143,981		146,928		136,175
POSCHROME	43,350	50.00		19,859		25,885		24,674
USS-POSCO Industries	—	50.00		277,715		15,368		16,880
NCR LLC	—	29.41		30,319		30,932		24,107
Others						171,713		171,500

						2,079,474		1,846,094

					(Won)	4,058,214	(Won)	3,831,659

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(b)	The movements of investments in associates for the three-month periods ended March 31, 2012 and for the year ended December 31, 2011 are as follows:

1)	March 31, 2012

(in millions of Won)
Company	Dec. 31, 2011 Book Value		Equity method Profits (Losses)		Other Increase (Decrease) (*1)		Mar. 31, 2012 Book Value

[Domestic]
Kyobo Life Insurance Co., Ltd.	(Won)	1,377,114	(Won)	12,066	(Won)	1,228	(Won)	1,390,408
Sungjin Geotec Co., Ltd.		194,942		(956)		4,540		198,526
SNNC Co., Ltd.		154,131		8,626		(20,334)		142,423
POSCO ES Materials Co., Ltd.		—		—		43,000		43,000
Busan-Gimhae Light Rail Transit Co., Ltd.		34,227		(5,864)		1		28,364
Cheongna IBT Co., Ltd.		35,564		(729)		(34,835)		—
Blue ocean PEF		35,971		185		—		36,156
METAPOLIS Co., Ltd.		15,674		(5,380)		—		10,294
POSMATE Co., Ltd.		22,409		(836)		455		22,028
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		21,026		(2,227)		(36)		18,763
Others		94,507		521		(6,250)		88,778

		1,985,565		5,406		(12,231)		1,978,740

[Foreign]
POSCO-NPS Niobium LLC		374,868		10,287		(15,318)		369,837
AMCI (WA) Pty Ltd.		168,212		(10,734)		1,736		159,214
CSP(Compania Siderurgica do Pecem)		124,231		(465)		97,998		221,764
Nickel Mining Company SAS		168,292		997		1,997		171,286
KOBRASCO		128,884		8,440		1,065		138,389
KOREA LNG Ltd.		127,901		3,616		105,771		237,288
Eureka Moly LLC		109,772		—		(1,475)		108,297
DMSA, AMSA		119,556		197		6,270		126,023
BX STEEL POSCO Cold RolledSheet Co., Ltd.		95,577		690		(1,038)		95,229
CAML Resources Pty. Ltd.		55,465		5,117		739		61,321
South-East Asia Gas Pipeline Company Ltd.		136,175		(47)		10,800		146,928
POSCHROME		24,674		(45)		1,256		25,885
USS-POSCO Industries		16,880		(761)		(751)		15,368
NCR LLC		24,107		(10)		6,835		30,932
Others		171,500		(5,284)		5,497		171,713

		1,846,094		11,998		221,382		2,079,474

	(Won)	3,831,659	(Won)	17,404	(Won)	209,151	(Won)	4,058,214

(*1)	Other increase or decrease represents the changes in investments in associates due to acquisitions, disposals, dividends received, change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

2)	December 31, 2011

(in millions of Won)
	Dec. 31, 2010 Book Value		Equity method Profits (Losses)		Other Increase (Decrease) (*1)		Dec. 31, 2011 Book Value

[Domestic]
Kyobo Life Insurance Co., Ltd.	(Won)	1,314,808	(Won)	82,450	(Won)	(20,144)	(Won)	1,377,114
Sungjin Geotec Co., Ltd.		227,245		(33,650)		1,347		194,942
SNNC Co., Ltd.		145,466		49,605		(40,940)		154,131
Busan-Gimhae Light Rail Transit Co., Ltd.		42,151		(7,924)		—		34,227
Cheongna IBT Co., Ltd.		39,607		(4,043)		—		35,564
Blue ocean PEF		—		1,478		34,493		35,971
METAPOLIS Co., Ltd.		32,666		(16,992)		—		15,674
POSMATE Co., Ltd.		20,989		3,141		(1,721)		22,409
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		21,317		(146)		(145)		21,026
Others		156,712		(4,290)		(57,915)		94,507

		2,000,961		69,629		(85,025)		1,985,565

[Foreign]
POSCO-NPS Niobium LLC		—		5,658		369,210		374,868
AMCI (WA) Pty Ltd.		213,446		(32,879)		(12,355)		168,212
CSP(Compania Siderurgica do Pecem)		—		(1,661)		125,892		124,231
Nickel Mining Company SAS		180,671		(7,073)		(5,306)		168,292
KOBRASCO		141,939		36,911		(49,966)		128,884
KOREA LNG Ltd.		133,793		8,026		(13,918)		127,901
Eureka Moly LLC		109,177		(754)		1,349		109,772
DMSA, AMSA		100,536		38		18,982		119,556
BX STEEL POSCO Cold RolledSheet Co., Ltd.		89,313		1,797		4,467		95,577
CAML Resources Pty. Ltd.		67,401		15,517		(27,453)		55,465
South-East Asia Gas Pipeline Company Ltd.		56,636		(25)		79,564		136,175
POSCHROME		29,201		1,422		(5,949)		24,674
USS-POSCO Industries		40,000		(31,585)		8,465		16,880
NCR LLC		23,931		(85)		261		24,107
Others		119,420		(14,367)		66,447		171,500

		1,305,464		(19,060)		559,690		1,846,094

	(Won)	3,306,425	(Won)	50,569	(Won)	474,665	(Won)	3,831,659

(*1)	Other increase or decrease represents the changes in investment in associates due to acquisitions, disposals, dividends received, change in capital adjustments arising from translations of financial statements of foreign investees and others.

(c)	The fair value of investments in associates for which there are published price quotations as of March 31, 2012 are as follows:

(in millions of Won)
Company	Fair value
Sungjin Geotec Co., Ltd.	(Won)	225,235

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(d)	Summarized financial information of associates as of March 31, 2012 and December 31, 2011 are as follows:

1)	March 31, 2012

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
Kyobo Life Insurance Co., Ltd.	(Won)	62,395,610	57,268,335	5,127,275	2,630,247	80,556
Sungjin Geotec Co., Ltd.		762,922	596,514	166,408	147,169	3,701
SNNC Co., Ltd.		576,580	266,415	310,165	87,545	10,922
POSCO ES Materials Co., Ltd.		76,199	21,755	54,444	—	(301)
Busan-Gimhae Light Rail Transit Co., Ltd.		805,725	692,271	113,454	3,083	(23,618)
Blue ocean PEF		385,731	254,353	131,378	9,670	671
METAPOLIS Co., Ltd.		577,989	538,020	39,969	3,623	(4,497)
POSMATE Co., Ltd.		90,382	16,271	74,111	23,438	1,267
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		300,946	259,278	41,668	(88)	(4,537)

[Foreign]
POSCO-NPS Niobium LLC		739,840	165	739,675	—	20,589
CSP(Compania Siderurgica do Pecem)		1,072,446	3,746	1,068,700	—	(2,347)
Nickel Mining Company SAS		500,656	95,889	404,767	28,882	(8,938)
KOBRASCO		327,217	50,438	276,779	57,890	16,745
KOREA LNG Ltd.		580,297	51	580,246	50,006	29,244
DMSA, AMSA		7,528,425	5,523,704	2,004,721	4,913	4,913
BX STEEL POSCO Cold RolledSheet Co., Ltd.		1,097,217	744,237	352,980	145,891	2,759
CAML Resources Pty. Ltd.		234,870	106,390	128,480	81,502	15,348
South-East Asia Gas Pipeline Company Ltd.		624,189	37,415	586,774	—	(189)
POSCHROME		64,880	4,784	60,096	23,155	177
USS-POSCO Industries		456,857	424,974	31,883	277,529	(5,347)

2)	December 31, 2011

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
Kyobo Life Insurance Co., Ltd.	(Won)	60,828,181	55,786,580	5,041,601	11,610,607	487,785
Sungjin Geotec Co., Ltd.		717,665	611,548	106,117	663,879	(58,894)
SNNC Co., Ltd.		610,059	269,318	340,741	473,173	81,246
Busan-Gimhae Light Rail Transit Co., Ltd.		817,402	680,492	136,910	3,690	(31,696)
Cheongna IBT Co., Ltd.		433,306	263,377	169,929	305	(20,527)
Blue ocean PEF		385,060	254,353	130,707	79,583	5,371
METAPOLIS Co., Ltd.		579,241	534,775	44,466	21,333	(36,861)
POSMATE Co., Ltd.		90,403	15,317	75,086	116,021	8,592
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		302,887	256,485	46,402	67,459	2,099

[Foreign]
POSCO-NPS Niobium LLC		749,737	—	749,737	11,433	11,317
CSP(Compania Siderurgica do Pecem)		622,810	1,657	621,153	—	1,302
Nickel Mining Company SAS		496,518	94,900	401,618	142,456	(12,983)
KOBRASCO		314,458	56,691	257,767	130,725	73,978
KOREA LNG Ltd.		24,169	10,492	13,677	95,385	92,600
DMSA, AMSA		5,807,261	3,979,755	1,827,506	939	939
BX STEEL POSCO Cold RolledSheet Co., Ltd.		1,099,540	745,318	354,222	1,421,784	7,188
CAML Resources Pty. Ltd.		217,677	105,456	112,221	278,778	46,567
South-East Asia Gas Pipeline Company Ltd.		596,972	53,140	543,832	—	(99)
POSCHROME		61,740	4,129	57,611	96,785	1,028
USS-POSCO Industries		470,963	434,722	36,241	1,062,110	(61,478)

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(e)	Details of investments in joint ventures as of March 31, 2012, are as follows:

Joint Venture	Category of Business	Ownership (%)	Region
Mt. Thorley J/V	Mining	20	Australia
POSMAC J/V	Mining	20	Australia
CD J/V	Mining	5	Australia
RUM J/V	Mining	10	Australia

11. Investment Property, Net

(a)	Investment property as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)
	March 31, 2012		December 31, 2011

Cost	(Won)	771,459	766,905
Less: Accumulated depreciation and accumulated impairment loss		(255,082)	(239,372)

Carrying value	(Won)	516,377	527,533

(b)	Changes in the carrying value of investment property for the three-month period ended March 31, 2012 and for the year ended December 31, 2011 are as follows:

1)	For the three-month periods ended March 31, 2012

(in millions of Won)	Beginning		Acquisition	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	(Won)	219,477	—	1,444	(1,983)	—	(3,320)	215,618
Buildings		301,733	—	1,559	(1,789)	(3,605)	(2,805)	295,093
Structures		6,323	55	—	—	(179)	(533)	5,666

Total	(Won)	527,533	55	3,003	(3,772)	(3,784)	(6,658)	516,377

(*1)	Impairment losses of investment property amounted to (Won)99 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2)	For the year ended December 31, 2011

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	(Won)	211,464	41,243	94	(57,905)	(14,010)	38,591	219,477
Buildings		278,361	109,757	—	(56,953)	(22,783)	(6,649)	301,733
Structures		3,540	6,072	—	—	(640)	(2,649)	6,323

Total	(Won)	493,365	157,072	94	(114,858)	(37,433)	29,293	527,533

(*1)	Impairment losses of investment property amounted to (Won)23,048 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

12. Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)
	March 31, 2012		December 31, 2011

Cost	(Won)	52,725,755	51,653,789
Less: Accumulated depreciation and accumulated impairment loss		(23,693,109)	(23,134,937)
Less: Government grants		(65,491)	(65,668)

Carrying value	(Won)	28,967,155	28,453,184

(b)	The changes in carrying value of property, plant and equipment as for the three-month period ended March 31, 2012 and for the year ended December 31, 2011 are as follows:

1)	For the three-month period ended March 31, 2012

(in millions of Won)	Beginning		Acquisitions (*1)	Business combination	Disposals	Depreciation	Others (*2)	Ending

Land	(Won)	2,549,178	12,987	2,370	(8,757)	—	4,239	2,560,017
Buildings		4,019,829	29,801	1,961	(1,629)	(71,275)	76,679	4,055,366
Structures		2,260,437	46,512	—	(4,082)	(42,299)	7,322	2,267,890
Machinery and equipment		16,179,384	260,942	5	(46,338)	(416,681)	236,342	16,213,654
Vehicles		66,743	3,302	17	(558)	(5,162)	425	64,767
Tools		80,877	5,643	100	(97)	(9,017)	1,518	79,024
Furniture and fixtures		169,689	18,622	223	(550)	(15,237)	1,127	173,874
Lease assets		38,542	75	—	—	(2,944)	(1,105)	34,568
Construction-in-progress		3,088,505	1,003,176	—	—	—	(573,686)	3,517,995

Total	(Won)	28,453,184	1,381,060	4,676	(62,011)	(562,615)	(247,139)	28,967,155

(*1)	Acquisition includes assets transferred from construction-in-progress.
(*2)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation difference and others.

2)	For the year ended December 31, 2011

(in millions of Won)	Beginning		Acquisitions (*1)	Business combination	Disposals	Depreciation (*2)	Others (*3)	Ending

Land	(Won)	2,011,851	450,151	92,806	(55,751)	—	50,121	2,549,178
Buildings		3,551,163	701,166	38,382	(38,755)	(278,097)	45,970	4,019,829
Structures		2,070,189	289,524	8,961	(10,775)	(163,072)	65,610	2,260,437
Machinery and equipment		13,777,382	2,892,960	204,871	(45,950)	(1,605,342)	955,463	16,179,384
Vehicles		64,173	21,041	1,981	(1,795)	(17,894)	(763)	66,743
Tools		75,437	38,477	2,259	(1,477)	(37,743)	3,924	80,877
Furniture and fixtures		124,677	66,297	1,995	(1,657)	(28,249)	6,626	169,689
Lease assets		43,106	8,029	20	(145)	(14,081)	1,613	38,542
Construction-in-progress		3,719,762	4,593,524	10,536	—	—	(5,235,317)	3,088,505

Total	(Won)	25,437,740	9,061,169	361,811	(156,305)	(2,144,478)	(4,106,753)	28,453,184

(*1)	Acquisition includes assets transferred from construction-in-progress.
(*2)	Impairment losses of property, plant and equipment amounted to (Won)25,852 million are included.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(*3)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation difference and others.

(c)	Borrowing costs capitalized and the capitalized interest rate for the three-month period ended March 31, 2012 and for the year ended December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011
Weighted average expenditure	(Won)	837,121	1,433,877
Borrowing costs capitalized		27,859	78,777
Capitalization rate		3.33%	5.49%

(d)	Assets pledged as collateral

(in millions of Won)	Collateral right holder	March 31, 2012		December 31, 2011

Land (*1)	Korean Development Bank and others	(Won)	348,015	381,096
Buildings and structures (*1)	Korean Development Bank and others		94,827	139,169
Machinery and equipment	The Export-Import Bank of Korea and others		187,021	218,816

		(Won)	629,863	739,081

(*1)	Investment property are included.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

13. Goodwill and Other Intangible Assets

(a)	Goodwill and other intangible assets as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)
	March 31, 2012		December 31, 2011

Acquisition cost	(Won)	5,681,735	5,457,923
Less: Accumulated depreciation and accumulated impairment loss		(243,393)	(210,923)
Less: Government grants		(2,977)	(2,072)

Book value	(Won)	5,435,365	5,244,928

(b)	The changes in carrying value of goodwill and other intangible assets for the three-month period ended March 31, 2012 and for the year ended December 31, 2011 are as follows:

1)	For the three-month period ended March 31, 2012

			Increase			Decrease
(in millions of Won)	Beginning		Acquisitions	Developement	Business combination	Disposals	Amortization	Others (*3)	Ending

Goodwill (*1)	(Won)	1,656,817	—	—	80,059	—	—	2,507	1,739,383
Intellectual property rights		274,907	2,586	—	—	—	(4,348)	(90,693)	182,452
Premium in rental (*2)		139,144	814	—	25	(598)	(61)	(1,214)	138,110
Development expense		45,583	5,754	42	—	(2)	(5,652)	1,287	47,012
Port facilities usage rights		94,746	—	—	—	—	(3,273)	—	91,473
Exploratation and evaluation assets		473,192	453	—	—	—	—	(361)	473,284
Mining development assets		1,414,315	77,488	—	—	—	—	102,694	1,594,497
Client relationships		807,068	—	—	—	—	(11,839)	3,216	798,445
Other intangible assets		339,156	24,105	—	27,185	(117)	(7,297)	(12,323)	370,709

	(Won)	5,244,928	111,200	42	107,269	(717)	(32,470)	5,113	5,435,365

(*1)	The amounts in business combination include goodwill amounting to (Won)79,828 million related to the acquisition of business unit from PONUTech Co., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation differences and other adjustments.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

2)	For the year ended December 31, 2011

			Increase			Decrease
(in millions of Won)	Beginning		Acquisitions	Developement	Business combination	Disposals	Amortization	Impairment	Others (*3)	Ending

Goodwill (*1)	(Won)	1,447,743	—	—	224,032	—	—	(14,958)	—	1,656,817
Intellectual property rights		119,100	171,402	—	—	(7,544)	(16,258)	—	8,207	274,907
Premium in rental (*2)		159,761	15,355	—	9	(3,457)	(8,391)	—	(24,133)	139,144
Development expense		49,275	13,978	252	688	(44)	(20,092)	—	1,526	45,583
Port facilities usage rights		108,161	—	—	—	—	(13,130)	—	(285)	94,746
Exploratation and evaluation assets		594,464	10,151	—	—	(38,563)	—	—	(92,860)	473,192
Mining development assets		1,058,354	357,681	—	—	(96)	—	—	(1,624)	1,414,315
Client relationships		778,080	—	—	75,836	—	(46,848)	—	—	807,068
Other intangible assets		304,231	95,557	—	8,160	(5,684)	(28,569)	—	(34,539)	339,156

	(Won)	4,619,169	664,124	252	308,725	(55,388)	(133,288)	(14,958)	(143,708)	5,244,928

(*1)	Acquisition amounts include goodwill amounting to (Won)119,260 million related to the acquisition of POSCO Thainox Co., Ltd. in 2011. An impairment loss of (Won)14,958 million is related to the negative capital of DAESAN (CAMBODIA) Co. Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation differences and other adjustments.

(c)	For the purpose of impairment testing, goodwill is allocated to individual operating entities determined to be CGUs. The goodwill amount as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Daewoo International Corporation	(Won)	1,163,922	1,163,922
POSCO Engeneering Company		194,637	194,637
POSCO-Thainox Public Company Limited.		122,838	119,260
Others		257,986	178,998

	(Won)	1,739,383	1,656,817

14. Other Assets

Other assets as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)
	March 31, 2012		December 31, 2011
Other current assets
Advance payments	(Won)	1,143,897	1,035,846
Prepaid expenses		320,915	180,369
Others		4,813	3,927

		1,469,625	1,220,142

Other non-current assets
Long-term advance payments		2,871	2,895
Long-term prepaid expenses		194,397	190,741
Others (*1)		446,932	436,651

		644,200	630,287

	(Won)	2,113,825	1,850,429

(*1)	Includes guarantee deposits of (Won)257,878 million as of March 31, 2012 and December 31, 2011 in relation to exploration of Australia Roy Hill iron ore mine.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)		Interest	March 31,		December 31,
	Bank	Rate(%)	2012		2011
Short-term borrowings
Bank overdrafts	BOA, others	0.4~7.0	(Won)	218,830	233,804
Short-term borrowings (*1)	SH Bank, others	0.3~11.8		9,307,336	9,339,182

				9,526,166	9,572,986

Current portion of long-term liabilities
Current portion of long-term borrowings (*1)	Korean Development Bank, others	0.7~8.4		427,207	428,409
Current portion of foreign loan	NATIXIS	2.0		963	951
Current portion of debentures (*1)	Korean Development Bank, others	5.2~6.2		540,050	790,050
Less: Current portion of discount on debentures issued				(103)	(886)

				968,117	1,218,524

			(Won)	10,494,283	10,791,510

(*1)	As of March 31, 2012, property, plant and equipment, investment in associates, inventories and investment property amounting to (Won)629,592 million, (Won)39,850 million, (Won)5,448 million and (Won)269 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(b)	Long-term borrowings, excluding current portion as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)			March 31,		December 31,
	Bank	Rate(%)	2012		2011
Long-term borrowings (*1)	Korean Development Bank, others	0.1~13.0	(Won)	4,511,035	4,614,391
Less: Present value discount				(45,778)	(302,118)
Foreign loan (*2)	NATIXIS	2.0		2,874	3,071
Debentures (*1, 3, 4)	Korean Development Bank, others	1.6~8.8		11,663,740	11,776,893
Less: Discount on debentures issued				(85,896)	(94,356)
Add: Premium on debentures redemption				19,983	21,493
Add: Premium on debentures issued				—	833

			(Won)	16,065,958	16,020,207

(*1)	As of March 31, 2012, property, plant and equipment, investment in associates, inventories and investment property amounting to (Won)629,592 million, (Won)39,850 million, (Won)5,448 million and (Won)269 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.
(*2)	Korea Development Bank has provided guarantees related to this foreign loan.
(*3)	In 2009, one of the controlling company`s subsidiaries, Daewoo International Corporation, issued convertible bonds with a face value of USD 300 million and a 5 year maturity. They are classified as fair value through profit or loss and measured at fair value ((Won)391,416 million) as of March 31, 2012.
(*4)	The Company issued exchangeable bonds with SK Telecom Co., Ltd. ADRs in August 2011. The Company accounted for these exchangeable bonds as long-term debts under K-IFRS. The exchangeable bonds may be redeemed prior to maturity at 105.11% of their face value for three years from the issuance date at the option of the bondholders.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

16. Other Financial Liabilities

Other financial liabilities as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011
Short-term financial liabilities
Accounts payable	(Won)	1,099,018	1,048,895
Accrued expenses		392,201	457,070
Dividends payable		40,601	5,822
Derivatives liabilities		107,493	146,903
Finance lease liabilities		22,696	15,295
Financial guarantee liabilities		6,431	7,510
Withholding		129,080	129,695

		1,797,520	1,811,190

Long-term financial liabilities
Accounts payable		154,949	149,308
Accrued expenses		14,051	20,068
Derivatives liabilities		54,687	48,934
Finance lease liabilities		26,702	29,504
Financial guarantee liabilities		24,711	24,732
Long-term withholding		64,633	78,014

		339,733	350,560

	(Won)	2,137,253	2,161,750

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

17. Provisions

(a)	Provisions as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012			December 31, 2011
	Current		Non-current	Current	Non-current
Provision for bonus payments	(Won)	52,915	—	47,682	—
Provision for construction warranties		19,381	16,990	19,656	30,967
Provision for legal contingencies and claims (*1)		—	38,980	—	38,847
Others		3,577	43,720	2,094	39,529

	(Won)	75,873	99,690	69,432	109,343

(*1)	As of March 31, 2012 and December 31, 2011, the amount includes provision of (Won)38,980 million and (Won)38,847 million, respectively, for a potential claim in connection to the spin-off of the trading division of Daewoo International Corporation in 2000.

(b)	Changes in provisions for the three-month periods ended March 31, 2012 are as follows:

(in millions of Won)	Beginning		Increase	Decrease	Others(*1)	Ending

Provision for bonus payments	(Won)	47,682	28,027	(22,777)	(17)	52,915
Provision for construction warranties		50,623	1,843	(6,713)	(9,382)	36,371
Provision for legal contingencies and claims		38,847	133	—	—	38,980
Others		41,623	5,745	(73)	2	47,297

	(Won)	178,775	35,748	(29,563)	(9,397)	175,563

(*1)	Include changes in scope of subsidiaries and adjustments of foreign currency translation difference.

(c)	Changes in provisions for the year ended December 31, 2011 are as follows:

(in millions of Won)	Beginning		Increase	Decrease	Others(*1)	Ending

Provision for bonus payments	(Won)	37,978	30,592	(20,888)	—	47,682
Provision for construction warranties		49,068	30,724	(12,958)	(16,211)	50,623
Provision for legal contingencies and claims		126,626	—	—	(87,779)	38,847
Others		2,286	371	(272)	39,238	41,623

	(Won)	215,958	61,687	(34,118)	(64,752)	178,775

(*1) Include adjustments of foreign currency translation difference and transfer to non-current liability held for sale.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

18. Employee Benefits

(a)	Defined Contribution Plans

The Company partially operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits relating to employee service in the future are based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee within a fund separate from the Company’s assets. The expense related to post-employment benefit plans under defined contribution plans during the three-month period ended March 31, 2012 is (Won)2,962 million.

(b)	Defined Benefit Plan

The Company partially operates a defined benefit pension plan for employees and uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.

(c)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Present value of funded obligations	(Won)	1,172,780	1,158,329
Fair value of plan assets		(833,969)	(832,771)
Present value of non-funded obligations		21,236	14,909

Net defined benefit obligations	(Won)	360,047	340,467

(d)	The changes in present value of defined benefit obligations for the three-month period ended March 31, 2012 and for the year ended December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Defined benefit obligation at the beginning of period	(Won)	1,173,238	1,467,853
Current service cost		53,288	207,871
Interest costs		12,555	67,372
Actuarial gains and losses		(12,208)	43,166
Business combinations		198	221
Benefits paid		(45,975)	(593,369)
Others		12,920	(19,876)

Defined benefit obligation at the end of period	(Won)	1,194,016	1,173,238

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(e)	The changes in fair value of plan assets for the three-month period ended March 31, 2012 and for the year ended December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Fair value of plan assets at the beginning of period	(Won)	832,771	964,727
Expected return on plan assets		8,791	38,244
Actuarial gains and losses		1,210	3,073
Contributions of participants		9,066	190,909
Business combinations		142	354
Others		4,749	14,059
Benefits paid		(22,760)	(378,595)

Fair value of plan assets at the end of period	(Won)	833,969	832,771

(f)	The fair value of plan assets as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Equity instruments	(Won)	9,951	7,703
Debt instruments		108,213	103,074
Deposits		524,897	538,260
Others		190,908	183,734

	(Won)	833,969	832,771

(g)	The amounts recognized in profit or loss for the three-month periods ended March 31, 2012 and March 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Current service costs	(Won)	53,288	50,396
Interest costs		12,555	16,331
Expected return on plan assets		(8,791)	(9,392)

	(Won)	57,052	57,335

(h)	The above expenses recognized in profit or loss are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Cost of goods sold	(Won)	41,329	42,378
Selling and administrative expenses		15,723	14,957

	(Won)	57,052	57,335

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(i)	Accumulated actuarial gains and losses, net of tax, recognized in other comprehensive income as of and for the three-month periods ended March 31, 2012 and March 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Beginning balance	(Won)	(182,702)	(152,125)
Current actuarial gains and losses		10,713	72,762

Ending balance	(Won)	(171,989)	(79,363)

(j)	The principal actuarial assumptions as of March 31, 2012 and December 31, 2011 are as follows:

(%)	March 31, 2012	December 31, 2011

Discount rate	3.92~5.36	3.86~5.42
Expected return on plan assets	2.98~5.43	2.00~5.29
Expected future salary increases	1.07~7.35	1.03~7.35

19. Other Liabilities

Other liabilities as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011
Other current liabilities
Due to customers for contract work	(Won)	419,264	449,470
Advances received		1,876,345	973,427
Unearned revenue		41,756	36,935
Withholdings		169,394	114,941
Deferred revenue		329	362
Others (*1)		266,452	224,496

		2,773,540	1,799,631

Other long-term liabilities
Advances received		1,048	1,547
Unearned revenue		1,110	1,200
Others (*2)		61,598	81,756

		63,756	84,503

	(Won)	2,837,296	1,884,134

(*1)	Includes other current liabilities amounting to (Won)241,621 million and (Won)204,653 million as of March 31, 2012 and December 31, 2011, respectively, due to proportionate consolidation of joint ventures which are owned by POSCO’s subsidiaries.

(*2)	Includes other long-term liabilities amounting to (Won)15,194 million and (Won)14,857 million as of March 31, 2012 and December 31, 2011, respectively, due to proportionate consolidation of joint ventures which are owned by POSCO’s subsidiaries.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

20. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Financial assets at fair value through profit or loss
Financial assets held for trading	(Won)	897	50,861
Derivatives assets held for trading		81,302	108,751

		82,199	159,612

Available-for-sale financial assets		5,000,482	4,608,597
Held-to-maturity investments		35,573	35,574
Cash and cash equivalents, and loans and receivables		20,605,305	20,210,417

	(Won)	25,723,559	25,014,200

2)	Financial liabilities as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	(Won)	162,180	195,837
Designated as financial liabilities at fair value through profit or loss		391,416	333,004

		553,596	528,841

Financial liabilities evaluated as amortised cost
Trade accounts and notes payable		3,912,825	4,397,662
Borrowings		26,168,825	26,478,713
Financial guarantee liabilities		31,142	32,242
Others		1,943,931	1,933,671

		32,056,723	32,842,288

	(Won)	32,610,319	33,371,129

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

3)	Financial profit and loss by category of financial instrument for the three-month periods ended March 31, 2012 and March 31, 2011 is as follows:

☐	March 31, 2012

(in millions of Won)	Financial income and costs
	Interest income (cost)		Dividend income	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income

Financial assets at fair value through profit or loss	(Won)	—	—	—	—	93,709	30,354	124,063	—
Available-for-sale financial assets		48	65,992	—	—	9,983	(59,872)	16,151	306,227
Held-to-maturity investments		417	—	—	—	—	20	437	—
Loans and receivables		73,708	—	(104,339)	6,930	(12,582)	(41)	(36,324)	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(88,145)	(66,703)	(154,848)	—
Financial liabilities at amortised cost		(224,976)	—	109,555	237,370	—	(1,098)	120,851	—

	(Won)	(150,803)	65,992	5,216	244,300	2,965	(97,340)	70,330	306,227

☐	March 31, 2011

(in millions of Won)	Financial income and costs
	Interest income (cost)		Dividend income	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive loss

Financial assets at fair value through profit or loss	(Won)	1	—	—	—	78,378	49,115	127,494	—
Available-for-sale financial assets		232	66,366	—	—	553	—	67,151	(268,019)
Held-to-maturity investments		393	—	—	—	—	—	393	—
Loans and receivables		46,170	—	(45,272)	(77,096)	6,162	(53)	(70,089)	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(108,115)	(61,553)	(169,668)	—
Financial liabilities at amortised cost		(184,462)	—	52,215	279,771	—	(1,638)	145,886	—

	(Won)	(137,666)	66,366	6,943	202,675	(23,022)	(14,129)	101,167	(268,019)

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(b)	Credit risk

1)	Credit risk exposure

The Company’s exposure to credit risk as of March 31, 2012 and December 31, 2011 is as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Cash and cash equivalents	(Won)	5,042,890	4,598,682
Financial assets at fair value through profit or loss		82,199	159,612
Available-for-sale financial assets		5,000,482	4,608,597
Held-to-maturity investments		35,573	35,574
Loans and other receivables		3,421,143	3,978,159
Trade accounts and notes receivable		11,968,456	11,450,515
Long-term trade accounts and notes receivable		172,816	183,061

	(Won)	25,723,559	25,014,200

The Company also provided financial guarantees for the repayment of loans of associates and another party. As of March 31, 2012 and December 31, 2011, the maximum exposure to credit risk of these guarantees are (Won)5,163,042 million and (Won)4,542,734 million, respectively.

2)	Impairment losses on financial assets

☐	Allowance for doubtful accounts as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Trade accounts and notes receivable	(Won)	311,149	303,186
Other accounts receivable		43,081	36,453
Long-term loans		60,874	61,222
Other assets		2,885	5,860

	(Won)	417,989	406,721

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

‚	Impairment losses on financial assets for the three-month periods ended March 31, 2012 and March 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Bad debt expenses on trade receivables	(Won)	7,026	31,290
Impairment of available-for-sale financial assets		59,872	—
Other bad debt expenses (*1)		5,404	—
Less: Reversal of allowance for doubtful accounts		(8,286)	(18,350)
Less: Impairment of held to maturity financial assets		(20)	—

	(Won)	63,996	12,940

(*1)	Other bad debt expenses are mainly related to other receivables and long-term loans.

ƒ	The aging schedule and the impaired losses of trade accounts and notes receivables as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012			December 31, 2011
	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment

Not due	(Won)	9,355,696	8,617	9,702,586	8,137
Over due less than 1 month		1,838,149	334	1,320,387	233
1 month - 3 months		404,605	3,585	256,022	1,506
3 months - 12 months		397,117	28,086	301,875	37,032
over 12 months		456,854	270,527	355,892	256,278

	(Won)	12,452,421	311,149	11,936,762	303,186

„	Changes in the allowance for doubtful accounts for the three-month period ended March 31, 2012 and for the year ended December 31, 2011 were as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Beginning	(Won)	406,721	357,063
Bad debt expenses		7,026	103,848
Other bad debt expenses		5,404	28,081
Reversal of bad debt expenses		(8,286)	(86,452)
Other increase		7,124	4,181

Ending	(Won)	417,989	406,721

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(c)	Liquidity risk

1)	Contractual maturities for non-derivative financial liabilities, including estimated interests, are as follows:

(in millions of Won)	Book value		Cash flow for contracts	Over due less than 1 year	1 year - 5 years	later than 5 years	Total
Current non-derivative financial liabilities
Trade accounts payable	(Won)	3,912,825	3,912,825	3,912,447	378	—	3,912,825
Financial guarantee liabilities (*1)		31,142	5,163,042	5,163,042	—	—	5,163,042
Other financial liabilities		1,943,931	1,943,931	1,683,596	255,914	4,421	1,943,931
Borrowings (*2)		26,560,241	29,736,172	11,386,960	13,530,497	4,818,715	29,736,172

	(Won)	32,448,139	40,755,970	22,146,045	13,786,789	4,823,136	40,755,970

(*1)	For issued financial gurantee contracts, the maximum amount of the gurantee is allocated to the earliest period in which the guarantee could be called.

(*2)	Includes cash flows of embedded derivative instruments in relation to exchangeable bonds (exchange right).

2)	The maturity analysis of derivative financial liabilities is as follows:

(in millions of Won)	Over due less than 1 year		1 year - 5 years	later than 5 years	Total
Derivative financial liabilities
Currency forward	(Won)	96,502	25,409	—	121,911
Currency futures		93	—	—	93
Currency swaps		—	13,912	817	14,729
Others		10,898	14,549	—	25,447

	(Won)	107,493	53,870	817	162,180

(d)	Currency risk

1)	The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The exposure to currency risk as of March 31, 2012 and December 31, 2011 is as follows:

(in millions of Won)	March 31, 2012			December 31, 2011
	Assets		Liabilities	Assets	Liabilities

USD	(Won)	3,779,040	11,248,419	3,852,909	10,912,882
EUR		375,965	402,023	275,012	610,454
JPY		246,781	2,184,876	236,046	2,353,794
Others		166,473	130,218	130,753	136,294

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

2)	As of March 31, 2012 and December 31, 2011, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss during the three-month period ended March 31, 2012 and for the year ended December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012			December 31, 2011
	10% increase		10% decrease	10% increase	10% decrease

USD	(Won)	(746,938)	746,938	(705,997)	705,997
EUR		(2,606)	2,606	(33,544)	33,544
JPY		(193,810)	193,810	(211,775)	211,775

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011
Fixed rate
Financial assets	(Won)	6,857,956	7,086,835
Financial liabilities		(23,833,139)	(24,169,245)

		(16,975,183)	(17,082,410)

Variable rate
Financial liabilities	(Won)	(2,727,102)	(2,642,472)

2)	Sensitivity analysis on the fair value of financial instruments with variable interest rates

As of March 31, 2012 and December 31, 2011, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in gain or loss during the three-month periods ended March 31, 2012 and for the year ended December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012			December 31, 2011
	1% increase		1% decrease	1% increase	1% decrease
Variable rate financial instruments	(Won)	(27,271)	27,271	(26,425)	26,425

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(f)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of March 31, 2012 and December 31, 2011 are as follows

(in millions of Won)	March 31, 2012			December 31, 2011
	Book Value		Fair Value	Book Value	Fair Value
Assets measured fair value
Financial assets held for trading	(Won)	897	897	50,861	50,861
Available-for-sale financial assets		4,648,833	4,648,833	4,359,202	4,359,202
Derivatives assets held for trading		81,302	81,302	108,751	108,751

		4,731,032	4,731,032	4,518,814	4,518,814

Assets measured amortised cost
Cash and cash equivalents		5,042,890	5,042,890	4,598,682	4,598,682
Trade accounts and notes receivable		12,141,272	12,141,272	11,633,576	11,633,576
Loans and other receivables		3,421,143	3,421,143	3,978,159	3,978,159
Held-to-maturity investments		35,573	35,573	35,574	35,574

		20,640,878	20,640,878	20,245,991	20,245,991

Liabilities measured fair value
Derivatives liabilities held for trading		162,180	162,180	195,837	195,837
Convertible bonds		391,416	391,416	333,004	333,004

		553,596	553,596	528,841	528,841

Liabilities measured amortised cost
Trade accounts and notes payable		3,912,825	3,912,825	4,397,662	4,397,662
Borrowings		26,168,825	26,312,526	26,478,713	26,793,230
Financial guarantee liabilities		31,142	31,142	32,242	32,242
Others		1,943,931	1,943,931	1,933,671	1,933,671

	(Won)	32,056,723	32,200,424	32,842,288	33,156,805

2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows as of March 31, 2012 and December 31, 2011 are as follows:

	March 31, 2012	December 31, 2011
Interest rate of Borrowings (%)	1.47 ~ 4.50	1.8 ~ 4.62

3)	The fair value hierarchy

☐	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.

Level 3:	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

☐	The fair values of financial instruments, by valuation method as of March 31, 2012 and December 31, 2011 are as follows:

a.	March 31, 2012

(in millions of Won)	Level 1		Level 2	Level 3	Total

Financial Assets
Financial assets held for trading	(Won)	—	897	—	897
Available-for-sale financial assets		3,735,600	—	913,233	4,648,833
Derivatives assets held for trading		—	81,302	—	81,302

		3,735,600	82,199	913,233	4,731,032

Financial Liabilities
Derivatives liabilities held for trading		—	162,180	—	162,180
Convertible bonds		391,416	—	—	391,416

	(Won)	391,416	162,180	—	553,596

b.	December 31, 2011

(in millions of Won)	Level 1		Level 2	Level 3	Total

Financial Assets
Financial assets held for trading	(Won)	—	50,861	—	50,861
Available-for-sale financial assets		3,419,961	—	939,241	4,359,202
Derivatives assets held for trading		—	108,751	—	108,751

		3,419,961	159,612	939,241	4,518,814

Financial Liabilities
Derivatives liabilities held for trading		—	195,837	—	195,837
Convertible bonds		333,004	—	—	333,004

	(Won)	333,004	195,837	—	528,841

☐	Changes in fair value of financial instruments measured by Level 3 for the three-month periods ended March 31, 2012 and for the year ended December 31, 2011 are as follows:

a.	For the three-month periods ended March 31, 2012

(in millions of Won)	Beginning		Valuation	Acquisition and others	Disposal and others	Ending
Available-for-sale financial assets	(Won)	939,241	(26,008)	—	—	913,233

b.	For the year ended December 31, 2011

(in millions of Won)	Beginning		Valuation	Acquisition and others (*1)	Disposal and others (*1)	Ending
Available-for-sale financial assets	(Won)	805,160	157,329	98,242	(121,490)	939,241

(*1)	Included change in amounts due to change of fair value level.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

21. Share Capital and Contributed Surplus

(a)	Share capital

Under the Articles of Incorporation, the Company is authorized to issue 200 million shares of capital stock with a par value of (Won)5,000 per share. As of March 31, 2012, exclusive of retired stock, 87,186,835 shares of common stock have been issued.

The Company is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 9,293,790 shares of common stock were retired with the Board of Directors’ approval.

As of March 31, 2012, total shares of ADRs of 52,974,264 are equivalent to 13,243,566 of common shares.

As of March 31, 2012, the ending balance of capital stock amounts to (Won)482,403 million; however, it is different from par value of issued common stock, which amounted to (Won)435,934 million, due to retirement of treasury stock.

(b)	Capital surplus

Capital surplus as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Share premium	(Won)	463,825	463,825
Gains on sale of treasury stock		763,867	763,867
Capital surplus		(101,201)	(77,240)

	(Won)	1,126,491	1,150,452

22. Reserves

(a)	Reserves as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Accumulated comprehensive income (loss) of investments in associates	(Won)	47,949	(16,186)
Changes in fair value of available-for-sale investments		458,572	154,617
Currency translation differences		388,047	283,516
Others		(4,355)	(16,521)

	(Won)	890,213	405,426

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(b)	Changes in fair value of available-for-sale investments for the three-month periods ended March 31, 2012 and for the year ended December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Beginning balance	(Won)	154,617	1,381,667
Changes in fair value of available-for-sale investments and reclassification upon impairment		304,707	(974,031)
Reclassification to profit or loss upon disposal		—	(252,102)
Others		(752)	(917)

Ending balance	(Won)	458,572	154,617

23. Treasury Shares

As of March 31, 2012, the Company holds 9,942,391 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

24. Stock Appreciation Rights

(a)	The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

1)	Class of shares: registered common stock

2)	The number of shares, Exercise price per share, Exercise period

(per share, won)	6th Grant

Granted	90,000
Exercised	78,000
Unexercised	12,000
Exercise price	(Won)194,900
Exercise period	2007.4.29~2012.4.28

(b)	Expenses related to stock appreciation rights granted to executives incurred for the three-month period ended March 31, 2012 are as follows:

(in million of Won)	4th Grant	5th Grant	6th Grant	Total

Accumulated reversal of stock Compensation expense as of December 31, 2011	(83)	(11,211)	(6,156)	(17,450)
Reversal of stock compensation expenses for the three-month periods ended March 31, 2012	—	—	375	375

(c)	The Company uses a fair value approach for calculating remuneration cost. The method and assumption for computing fair value of stock appreciation rights are as follows:

	6th Grant
Risk-free interest rate		3.43%
Option life		33 days
Expected volatility		0.0778
Rate of expected dividends		2.63%
Stock price	(Won)	380,000
Fair value of share options	(Won)	184,803

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

25. Construction Contracts

(a)	Construction contracts in progress as of March 31, 2012 and December 31, 2011 are as follows:

(in million of Won)	March 31, 2012		December 31, 2011

Aggregate amount of costs incurred	(Won)	8,907,298	9,429,170
Add : Recognized profits		775,987	883,110
less : Recognize losses		(244,245)	(250,387)
Cumulative construction revenue		9,439,040	10,061,893
less: progress billing		(8,517,659)	(9,056,857)
Foreign currency gains and losses		223	—
Others		2,765	(93,090)

	(Won)	924,369	911,946

(b)	Amount due from and due to customers for contract work as of March 31, 2012 and December 31, 2011 are as follows:

(in million of Won)	March 31, 2012		December 31, 2011

Due from custormers for contract work	(Won)	1,343,633	1,361,416
Due to custormers for contract work		(419,264)	(449,470)

	(Won)	924,369	911,946

26. Revenue

Details of revenue for the three-month periods ended March 31, 2012 and March 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011
Revenues
Goods sales	(Won)	14,563,467	14,410,999
Services sales		887,791	466,721
Construction sales		798,445	1,023,915
Rental income		8,538	9,789
Others		50,403	339,140

	(Won)	16,308,644	16,250,564

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

27. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month periods ended March 31, 2012 and March 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Wages and salaries	(Won)	183,848	153,699
Expenses related to defined benefit plan		15,723	14,957
Other employee benefits		45,502	36,431
Travel		12,715	12,712
Depreciation		44,899	41,694
Communication		3,982	3,563
Electric power		2,618	1,608
Taxes and public dues		14,820	12,005
Rental		17,493	15,227
Repairs		3,077	2,534
Insurance premium		1,874	3,838
Entertainment		4,575	4,326
Advertising		15,292	17,329
Research & development		42,825	57,384
Service fees		64,345	53,960
Supplies		5,548	3,356
Vehicles maintenance		5,577	5,055
Industry association Fee		3,945	3,985
Training		4,754	4,819
Conference		5,097	5,134
Warranty expense		3,249	5,292
Bad debt allowance		7,026	31,290
Others		5,929	6,920

	(Won)	514,713	497,118

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(b)	Selling expenses

Selling expenses for the three-month periods ended March 31, 2012 and March 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Freight	(Won)	369,687	326,735
Operating expenses for distribution center		2,334	1,993
Sales commissions		18,869	19,979
Sales advertising		147	143
Sales promotion		3,423	3,574
Samples		1,988	1,614
Sales insurance premium		8,143	4,797
Contract cost		13,001	11,996
Others		1,547	1,546

	(Won)	419,139	372,377

28. Other Operating Income and Expenses

(a)	Other operating income

Details of other operating income for the three-month periods ended March 31, 2012 and March 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Gain on disposals of property, plant and equipment	(Won)	2,222	4,706
Gain on disposals of investment of equity-accounted investees		4,028	—
Reversal of allowance for doubtful amounts		8,286	18,350
Gain on disposals of wastes		2,273	284
Gain from claim compensations		14,700	—
Others		83,023	54,384

Total	(Won)	114,532	77,724

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(b)	Other operating expenses

Details of other operating expenses for the three-month periods ended March 31, 2012 and March 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Loss on disposals of property, plant and equipment	(Won)	13,873	9,457
Loss on disposals of investment property		759	1,913
Loss on disposals of non-current assests held for sale		9,391	—
Cost of idle assets		6,594	894
Other bad debt expenses		5,404	—
Donations		24,605	4,541
Others		10,438	7,617

	(Won)	71,064	24,422

29. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling, general and administrative expenses and other operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2012 and March 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Changes in inventories	(Won)	4,794,413	3,540,536
Cost of merchandises sold		5,041,686	6,131,827
Employee benefits expenses		762,977	677,573
Outsourced processing cost		1,402,266	1,678,824
Depreciation expenses (*1)		566,399	491,352
Amortization expenses		32,470	29,891
Freight and custody expenses		369,687	326,735
Commission paid		18,869	19,979
Loss on disposal of property, plant, and equipment		13,873	9,457
Donations		24,605	4,541
Other expenses		2,608,153	2,061,702

	(Won)	15,635,398	14,972,417

(*1)	Includes depreciation expense of investment properties.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

30. Finance Income and Costs

Details of finance income and costs for the three-month periods ended March 31, 2012 and March 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Finance income
Interest income	(Won)	74,174	46,796
Dividend income		65,992	66,366
Gain on foreign currency transactions		183,174	208,978
Gain on foreign currency translations		328,415	367,321
Gain on transactions of derivatives		93,268	79,230
Gain on valuations of derivatives		30,812	51,376
Gain on disposals of available-for-sale investments		9,987	554
Others		1,317	1,725

		787,139	822,346

Finance costs
Interest expenses		(224,977)	(184,462)
Loss on foreign currency transactions		(177,958)	(202,035)
Loss on foreign currency translations		(84,115)	(164,646)
Loss on transactions of derivatives		(88,259)	(109,439)
Loss on valuations of derivatives		(8,388)	(56,488)
Impairment loss on available-for-sale investments		(59,872)	—
Others		(73,240)	(4,108)

	(Won)	(716,809)	(721,178)

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

31. Income Taxes

(a)	Income tax expense for the three-month periods ended March 31, 2012 and March 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Current income taxes	(Won)	96,258	224,022
Deferred income tax due to temporary differences		231,943	112,277
Less: Items recorded directly to equity		(88,327)	6,331

Income tax expense	(Won)	239,874	342,630

(b)	The following table reconciles the expected amount of income tax expense based on statutory rates (24.2%) to the actual amount of taxes recorded by the Company for the three-month periods ended March 31, 2012 and March 31, 2011.

(in millions of Won)	March 31, 2012		March 31, 2011

Net income before income tax expense	(Won)	875,513	1,435,692
Income tax expense computed at statutory rate		211,874	347,437
Adjustments:		28,000	(4,807)
Tax effects due to permanent differences		(8,609)	(1,466)
Tax credit		(19,004)	(17,491)
Non-recognition of deffered tax assets		42,251	36,788
Others		13,362	(22,638)

Income tax expense	(Won)	239,874	342,630

Effective rate (%)		27.40	23.87

(c)	The income taxes (charged) credited directly in equity for the three-month periods ended March 31, 2012 and March 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Gain (loss) on valuation of available-for-sale investments	(Won)	85,969	(28,173)
Others		2,358	9,919

	(Won)	88,327	(18,254)

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(d)	The movements in deferred tax assets (liabilities) for the three-month period ended March 31, 2012 and for the year ended December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012				December 31, 2011
	Beginning		Inc (Dec)	March 31, 2012	Beginning	Inc (Dec)	December 31, 2011

Deferred income tax due to temporary differences
Reserve for special repairs	(Won)	(29,659)	173	(29,486)	(27,776)	(1,883)	(29,659)
Allowance for doubtful accounts		104,621	(2,428)	102,193	80,349	24,272	104,621
Reserve for technology developments		(366,232)	(3,602)	(369,834)	(269,892)	(96,340)	(366,232)
Depreciation expense		(58,288)	(1,022)	(59,310)	(61,129)	2,841	(58,288)
Share of profit or loss of equity-accounted investees		(224,136)	(4,256)	(228,392)	(170,016)	(54,120)	(224,136)
Reserve for inventory valuation		(1,514)	4,421	2,907	1,484	(2,998)	(1,514)
Revaluation of assets		(570,403)	(37,684)	(608,087)	(362,949)	(207,454)	(570,403)
Prepaid expenses		21,437	8,517	29,954	18,733	2,704	21,437
Impairment loss on property, plant and equipment		25,492	197	25,689	24,858	634	25,492
Loss on foreign currency translation		95,787	(50,129)	45,658	90,656	5,131	95,787
Accrued severance benefits		55,053	4,244	59,297	40,710	14,343	55,053
Group severance insurance deposits		(43,091)	(243)	(43,334)	(36,232)	(6,859)	(43,091)
Provision for construction losses		2,852	(582)	2,270	1,697	1,155	2,852
Provision for construction warranty		15,902	(133)	15,769	13,056	2,846	15,902
Appropriated retained earnings for technological development		(165)	—	(165)	(246)	81	(165)
Accrued income		(1,949)	113	(1,836)	(1,061)	(888)	(1,949)
Others		376,107	(15,981)	360,126	317,877	58,230	376,107

		(598,186)	(98,395)	(696,581)	(339,881)	(258,305)	(598,186)

Deferred income taxes recognized directly to equity Gain (loss) on valuation of available-for-sale investments		1,421	(85,969)	(84,548)	(305,406)	306,827	1,421
Others		35,769	(2,358)	33,411	4,141	31,628	35,769

		37,190	(88,327)	(51,137)	(301,265)	338,455	37,190

Deferred tax from tax credit
Tax credit carryforward and others		256,877	12,079	268,956	280,295	(23,418)	256,877
Deferred tax effect due to unrealized gains (losses) and others		(8,375)	(43,245)	(51,620)	(129,000)	120,625	(8,375)

	(Won)	(312,494)	(217,888)	(530,382)	(489,851)	177,357	(312,494)

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(e)	Deferred tax assets and liabilities as of March 31, 2012 and December 31, 2011, are as follows:

(in millions of Won)	March 31, 2012				December 31, 2011
	Assets		Liabilities	Net	Assets	Liabilities	Net

Deferred income tax due to temporary differences
Reserve for special repairs	(Won)	—	(29,486)	(29,486)	—	(29,659)	(29,659)
Allowance for doubtful accounts		102,244	(51)	102,193	104,672	(51)	104,621
Reserve for technology developments		—	(369,834)	(369,834)	—	(366,232)	(366,232)
Depreciation expense		12,761	(72,071)	(59,310)	12,319	(70,607)	(58,288)
Share of profit or loss of equity-accounted investees		—	(228,392)	(228,392)	—	(224,136)	(224,136)
Reserve for inventory valuation		2,907	—	2,907	4,319	(5,833)	(1,514)
Revaluation of assets		—	(608,087)	(608,087)	—	(570,403)	(570,403)
Prepaid expenses		31,617	(1,663)	29,954	23,045	(1,608)	21,437
Impairment loss on property, plant and equipment		25,689	—	25,689	25,492	—	25,492
Loss on foreign currency translation		112,968	(67,310)	45,658	176,621	(80,834)	95,787
Accrued severance benefits		80,049	(20,752)	59,297	75,912	(20,859)	55,053
Group severance insurance deposits		—	(43,334)	(43,334)	—	(43,091)	(43,091)
Provision for construction losses		2,270	—	2,270	2,852	—	2,852
Provision for construction warranty		15,769	—	15,769	15,902	—	15,902
Appropriated retained earnings for technological development		—	(165)	(165)	—	(165)	(165)
Accrued income		10	(1,846)	(1,836)	—	(1,949)	(1,949)
Others		475,776	(115,650)	360,126	382,735	(6,628)	376,107

		862,060	(1,558,641)	(696,581)	823,869	(1,422,055)	(598,186)

Deferred income taxes recognized directly to equity Gain (loss) on valuation of available-for-sale investments		127,515	(212,063)	(84,548)	199,317	(197,896)	1,421
Others		47,815	(14,404)	33,411	49,898	(14,129)	35,769

		175,330	(226,467)	(51,137)	249,215	(212,025)	37,190

Deferred tax from tax credit
Tax credit carryforward and others		297,488	(28,532)	268,956	292,255	(35,378)	256,877
Deferred tax effect due to unrealized gains (losses) and others		466,120	(517,740)	(51,620)	494,450	(502,825)	(8,375)

	(Won)	1,800,998	(2,331,380)	(530,382)	1,859,789	(2,172,283)	(312,494)

(f)	As of March 31, 2012, the Company did not recognize the income tax effects associated with taxable temporary differences of (Won)3,803,975 million (deferred tax liability (Won)920,562 million) mainly relating to undistributed earnings of subsidiaries since it is probable that the temporary difference will not reverse in the foreseeable future. As of March 31, 2011, the Company did not recognize the income tax effect associated with deductible temporary differences of (Won)1,529,937 million (deferred tax assets (Won)370,243 million) mainly relating to loss of subsidiaries and affiliates due to remote possibility of realization.

32. Earnings per Share

(a)	Basic and diluted earnings per share for the three-month periods ended March 31, 2012 and March 31, 2011 are as follows:

(in millions of Won, except per share information)	March 31, 2012		March 31, 2011

Profit attribuete to controlling interest	(Won)	629,538	1,090,722
Weighted-average number of common shares outstanding (*1)		77,244,444	77,274,349
Basic and diluted earnings per share		8,150	14,115

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

	March 31, 2012	March 31, 2011

Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(9,942,391)	(9,912,486)

Weighted-average number of common shares outstanding	77,244,444	77,274,349

33. Related Party Transactions

(a)	Significant transactions with related companies for the three-month periods ended March 31, 2012 and March 31, 2011 are as follows:

	Sales and others (*1)			Purchase and others (*2)
(in millions of Won)	March 31, 2012		March 31, 2011	March 31, 2012	March 31, 2011

Subsidiaries
POSCO E&C Co., Ltd.	(Won)	3,696	4,174	279,072	310,871
POSCO P&S Co., Ltd.		205,833	325,023	406,630	336,943
POSCO Coated & Color Steel Co., Ltd.		147,081	158,015	1,383	76
POSCO ICT Co., Ltd.		295	370	92,784	91,929
POSCO Chemtech Co., Ltd.		127,249	97,509	195,006	175,745
POSCO M-TECH CO., LTD.		6,675	—	79,066	—
POSCO TMC Co., Ltd.		46,071	40,095	225	77
POSCO AST Co., Ltd.		80,993	72,179	15,460	13,968
Daewoo International Corp.		1,091,888	798,888	2,850	334
POSCO NST.CO., LTD		63,844	21,372	923	1,282
POSCO America Corporation		177,861	64,689	8	—
POSCO Canada Ltd.		—	—	46,310	52,562
POSCO Asia Co., Ltd.		493,373	464,429	18,050	45,411
POSCO-Japan Co., Ltd.		350,250	308,515	6,547	14,939
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		40,175	17,405	2	—
POSCO-Mexico Co., Ltd.		64,948	60,964	—	—
Daewoo International Singapore Pte. Ltd.		—	—	9,904	75,798
Others		286,912	92,839	232,949	172,431

	(Won)	3,187,144	2,526,466	1,387,169	1,292,366

Associates
Posmate Co., Ltd.		246	283	12,081	12,904
POSCO M-TECH CO., LTD.		—	5,310	—	67,637
SNNC Co., Ltd.		540	270	87,545	66,862
SUNG JIN GEOTEC Co., Ltd.		7,435	8,204	—	—
DONG BANG METAL IND.CO., LTD.		28,835	8,258	—	—
USS-POSCO Industries (UPI)		85	122,233	101	—
Poschrome (Proprietary) Ltd.		—	—	17,374	16,801
Others		20,967	863	2,200	1,745

		58,108	145,421	119,301	165,949

	(Won)	3,245,252	2,671,887	1,506,470	1,458,315

(*1)	Sales and others include sales and other operating income. Sales are mainly sales of steel products and these are priced on an arms length basis.
(*2)	Purchase and others include purchase and overhead cost. Purchases and others are mainly related to purchase of construction services and purchase of raw materials to manufacture steel products. These are priced on an arms length basis.
(*3)	As of March 31, 2012, the Company provides guarantees for certain related parties (note 34).

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(b)	The related account balances as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	Receivables (*1)			Payables (*1)
	March 31, 2012		December 31, 2011	March 31, 2012	December 31, 2011

Subsidiaries
POSCO E&C Co., Ltd.	(Won)	5,231	647	145,595	241,918
POSCO Processing&Service		104,747	88,838	10,478	1,512
POSCO Plantec		35	65	27,071	42,534
POSCO ICT Co., Ltd.		2,507	30	43,521	62,583
POSCO Coated & Color Steel Co., Ltd.		136,518	116,252	229	335
POSCO Chemtech Company Ltd.		46,060	37,808	80,781	82,048
POSCO TMC CO., LTD.		15,310	21,601	102	134
POSCO AST Co., Ltd.		44,577	33,266	9,100	7,090
Daewoo International Corp.		289,252	284,125	1,434	1,589
POSCO NST.CO., LTD		57,390	64,012	504	676
POSCO America Corporation		34,680	32,346	—	—
POSCO Asia Co., Ltd.		60,694	227,476	1,073	1,407
POSCO-TBPC Co., Ltd.		29,662	27,381	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		5,445	6,713	—	—
POSCO-Vietnam Co., Ltd.		441	422	—	—
POSCO-Japan Co., Ltd.		38,282	52,362	622	1,546
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		13,830	3,484	—	—
POSCO-Mexico Co., Ltd.		142,480	171,908	—	—
Others		72,494	81,255	72,202	83,201

	(Won)	1,099,635	1,249,991	392,712	526,573

Associate
Posmate Co., Ltd.		—	—	5,389	7,198
SNNC Co., Ltd.		150	223	4,452	23,187
DONG BANG METAL IND.CO., LTD.		21,853	17,038	—	—
Others		2,001	4,122	6,737	809

		24,004	21,383	16,578	31,194

	(Won)	1,123,639	1,271,374	409,290	557,767

(*1)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payables and other payables.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(c)	Compensation to key management, which consists of normal wages and salaries, bonus and employee benefits for the three-month periods ended March 31, 2012 and March 31, 2011, details of compensation to key management officers are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Short-term benefits	(Won)	31,086	25,919
Retirement benefits		9,410	10,874
Long-term benefits		5,807	3,533

	(Won)	46,303	40,326

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. In addition to compensation described above, the Company provided stock appreciation rights to its executive officers and recorded reversal of stock compensation expenses amounted to (Won)375 million and (Won)1,669 million, respectively, for the three-month periods ended March 31, 2012 and March 31, 2011 (note 24).

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

34. Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of March 31, 2012, are as follows:

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign Currency		Won Equivalent
[The Company]
POSCO	Guangdong Pohang Coated Steel Co., Ltd.	SMBC and others	USD	122,600,000	139,494
	POSCO Investment Co., Ltd.	BOC and others	CNY	630,000,000	113,677
		HSBC	MYR	240,000,000	89,114
		HSBC and others	USD	255,000,000	290,139
	POSCO Maharashtra Steel Pvt. Ltd.	Export-Import Bank of Korea and others	USD	143,000,000	162,705
	POSCO VST Co., Ltd.	ANZ(Tapei) and others	USD	65,000,000	73,957
	POSCO-Mexico Co., Ltd.	HSBC and others	USD	60,000,000	68,268
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea and others	USD	230,000,000	261,694
		MIZUHO and others	JPY	4,806,760,000	66,369
	Zhangjiagang Pohang Stainless Steel Co., Ltd	MIZUHO and others	USD	160,000,000	182,048
	Zeus (Cayman) Ltd.	Creditor	JPY	13,018,894,922	179,757
	Zeus (Cayman) II Ltd.	Creditor	JPY	25,779,278,600	355,945
Daewoo International Corporation	Daewoo (China) Co., Ltd.	Hana Bank	USD	18,997,000	21,615
	Daewoo Cement (Shandong) Co., Ltd.	Export-Import Bank of Korea and others	USD	29,832,409	33,943
		CACIB	EUR	22,786,238	34,486
	Daewoo International America Corp.	Shinhan Bank	USD	500,000	569
	Daewoo International Australia Holdings Pty. Ltd.	Korea Exchange Bank	USD	8,398,395	9,556
	Daewoo International Japan Corp.	Shinhan Bank	JPY	500,000,000	6,904
		SCB	JPY	200,000,000	2,761
		MIZUHO	JPY	3,000,000,000	41,422
		SMBC	JPY	2,000,000,000	27,615
	Daewoo International Shanghai Pty. Ltd.	MIZUHO	USD	10,000,000	11,378
	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	14,223
	Daewoo Textile Bukhara LLC	Export-Import Bank of Korea	USD	29,100,000	33,110
	Daewoo International MEXICO S.A. de C.V.	SMBC	USD	25,000,000	28,445
	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	7,000,000	7,965
POSCO E&C Co., Ltd.	POSCO E&C Vietnam Co., Ltd.	Korea Exchange Bank	USD	5,000,000	5,689
		Export-Import Bank of	USD	18,000,000	20,480
		Korea and others
		ANZ	USD	5,000,000	5,689
	HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	Woori Bank	USD	30,000,000	34,134
	International Business Center Corporation	Export-Import Bank of Korea and others	USD	20,000,000	22,756
	SANTOS CMI S.A	CITI Equador	USD	3,000,000	3,413
POSCO P&S Co., Ltd.	POSCO Canada Pty., Ltd.	Hana Bank	USD	12,484,500	14,205
POSCO ICT Co., Ltd.	POSCO ICT Indonesia	POSCO Investment Co., Ltd.	USD	1,500,000	1,707
	VECTUS Ltd.	POSCO Investment Co., Ltd.	USD	2,000,000	2,276
POSCO Energy Co., Ltd.	PSC Energy Global Co., Ltd	Other foreign banks	USD	126,184,939	143,573
	TECHREN Solar, LLC	Woori Bank	USD	9,571,600	10,891
Pos Calcium CO., Ltd.	Pos Calcium CO., Ltd	Seoul Guarantee Insurance Co., Ltd.	KRW	49	49
POSCO JAPAN Co., Ltd.	POSCO-JEPC Co., Ltd.	Mizuho Bank and others	JPY	3,137,368,806	43,319
	POSCO-JKPC Co., Ltd.	Higo bank and others	JPY	1,778,200,000	24,552
	POSCO-JOPC Co., Ltd.	Kiyo bank and others	JPY	1,776,250,000	24,525
Daewoo International Japan Corp.	Daewoo International Japan Corp.	MIZUHO	JPY	500,000,000	6,904
Daewoo Textile Fergana LLC	Daewoo Textile Bukhara LLC	NBU	UZS	6,519,920,000	4,014
POSCO E&C (CHINA) Co., Ltd.	HONG KONG POSCO E&C (China) Investment Co., Ltd.	KB Bank(Seoul)	KRW	102,000	102,000
		Woori Bank(Beijing branch)	USD	33,000,000	37,547

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign Currency		Won Equivalent
[Associates]
POSCO	BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	BOC and others	CNY	216,580,000	39,080
			USD	93,940,000	106,885
	United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	27,876
Daewoo International Corporation	DMSA, AMSA	Other Bank	USD	123,866,667	140,935
		Other oversea financial institution	USD	16,133,333	18,357
	GLOBAL KOMSCO Daewoo LLC	Export-Import Bank of Korea and others	USD	5,950,000	6,770
POSCO E&C Co., Ltd.	Taegisan Wind Power Corporation	Korea Development Bank	KRW	7,500	7,500
	PSIB Co., Ltd.	Hana Bank	KRW	356,600	356,600
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	NH Bank	KRW	25,434	25,434
	Pohang Technovalley Pvf Co. Ltd	Shinhan Bank	KRW	3,570	3,570
		ABCP	KRW	3,570	3,570
POSCO P&S Co., Ltd.	Sebang Steel Co., Ltd.	Fukuoka Bank	JPY	245,000,000	3,383
POSCO ICT Co., Ltd.	Uitrans LRT Co., Ltd.	Construction Guarantee Cooperative	KRW	64,638	64,638
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	NH Bank	KRW	2,530	2,530
POSCO Engineering Co., Ltd.	PT Wampu Electric Power	Export-Import Bank of Korea and SMBC	USD	7,996,848	9,099
Daewoo(China) Co., Ltd.	Shanghai Lansheng Daewoo Corporation	China Construction Bank	CNY	100,000,000	18,044
POSCO China Holding Corp.	POSCO SeAH Steel Wire (Nantong) Co., Ltd.	POSCO Investment Co., Ltd.	USD	7,500,000	8,534
[Others]
Daewoo International Corporation	Ambatovy Project Investments Limited	Export-Import Bank of Korea and others	USD	46,653,812	53,083
	Sherritt International Corporation	Export-Import Bank of Korea and others	USD	6,090,268	6,930
POSCO E&C Co., Ltd.	ALD PFV and others	Korea Exchange Bank and others	KRW	1,116,831	1,116,831
	THE GALE INVESTMENTS COMPANY, L.L.C. and others	Woori Bank	USD	50,000,000	56,890
POSCO P&S Co., Ltd.	Asia Speciality Steel Co., Ltd.	Yamaguchi Bank	JPY	2,700,000,000	37,280
	GIPI	Bank Muscat, Bank Sohar	USD	12,000,000	13,654
POSCO Plant Engineering Co., Ltd.	Gyeongpo wind power generation and others	KB Bank and others	KRW	248,783	248,783
	GS CALTEX HOU and others	Korea Exchange Bank and others	USD	6,453,697	7,343
POSCO ICT Co., Ltd.	BTL business and others	Kyobo Life Insurance Co.,Ltd and ot	KRW	2,224,990	2,224,990
POSCO M-TECH Co., Ltd.	PYUNGSAN SI Co., Ltd	Seoul Guarantee Insurance Co., Ltd.	KRW	442	442
	Hyundai Hysco Co., Ltd.	Seoul Guarantee Insurance Co., Ltd.	KRW	2,195	2,195
Posco Engineering Co., Ltd	Kwanma Solar Co., Ltd. and others	Hana Bank	KRW	57,232	57,232
	Hyundai ENG Co., Ltd.	Engineering Financial Cooperative	KRW	66,912	66,912
PHP Co., Ltd	Expo apt	KB Bank	KRW	387,849	387,849
Daewoo Cement (Shandong) Co., Ltd.	SDAC	Bank of China	USD	35,000,000	39,823

			CNY	946,580,000	170,801
			EUR	22,786,238	34,486
			JPY	59,441,752,328	820,736
			KRW	4,671,125	4,671,125
			MYR	240,000,000	89,114
			USD	1,878,753,468	2,137,648
			UZS	6,519,920,000	4,014

(b)	POSCO E&C Co., Ltd. has provided the completion guarantees for Samsung C&T Corporation and Namkwang Engineering & Construction Co., Ltd. amounting to (Won)2,742,080 million. POSCO E&C Co., Ltd. provides payment guarantees on borrowings of customers such as Asset Backed Commercial Paper amounted to (Won)575,767 million and Project Financing loan amounted to (Won)444,836 million as of March 31, 2012.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(c)	Other commitments

Details of other commitments of the company as of March 31, 2012, are as follows:

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of March 31, 2012, 257 million tons of iron ore and 34.6 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of March 31, 2012, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 3.54 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

POSCO E&C Co., Ltd	POSCO E&C Co., Ltd. has bank overdraft agreements of up to (Won) 20,000 million with Woori Bank which is included in the limit of comprehensive loan agreements and (Won) 5,000 million with Korea Exchange Bank. Also POSCO E&C Co., Ltd. has comprehensive loan agreements of up to (Won) 360,000 million and USD 308 million with Woori Bank and (Won) 55,000 million with Korea Exchange Bank.

POSCO ICT Co., Ltd.	POSCO ICT Co., Ltd. has entered into the repayment agreement with SMS Energy Co., Ltd., which borrowed money from several lenders including Hana Bank, for its new and renewable energy business. According to the agreement, if the borrower cannot redeem the loan, POSCO ICT Co., Ltd. should repay or undertake it amounting to (Won) 300,126 million and should take charge of revenues from selling electric power after the repayment. Also, if the borrower cannot run the new and renewable energy business due to default and bankruptcy, POSCO ICT Co., Ltd. may acquire the business unit from the borrower.

POSCO Specialty Steel Co., Ltd.	POSCO Specialty Steel Co., Ltd. has a loan agreement, secured by trade accounts receivable, of up to (Won)400,000 million with Woori Bank and others. POSCO Specialty Steel Co., Ltd. has used (Won)117,267 million of this loan agreement.

POSCO Specialty Steel Co., Ltd. has agreements with Woori Bank and seven other banks for opening letters of credit of up to USD 275 million, and for a loan of up to (Won)144,000 million. POSCO Specialty Steel Co., Ltd. has used USD 203 million, CHF 1.7 million and EUR 1.8 million for opening letters of credit. There is no used amount of Korean Won loans.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(d)	Litigation in progress

As of March 31, 2012, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business. Details of amount claimed are as follows:

(in millions of Won, in thousand of foreign currencies)
Company	Legal actions	Claim Amount		Korean Won equivalent	Description

POSCO	12	KRW	10,647	10,647	Lawsuit on the claim for damages

POSCO E&C Co., Ltd.	57	KRW	49,917	49,917	Lawsuit on the claim for payment

POSCO P&S Co., Ltd.	1	KRW	937	937	Lawsuit on the claim for damages

POSCO Plant Engineering Co., Ltd.	6	KRW	1,443	1,443	Lawsuit on the claim for payment

POSCO ICT Co., Ltd.	12	KRW	6,783	6,783	Lawsuit on the claim for payment

Seoung Gwang Co., Ltd.	2	KRW	2,277	2,277	Imposed high tax rate

POSCO E&C (China) Co., Ltd.	1	CNY	3,790	684	Lawsuit on the claim for payment of work compled related with the subcontractor and second subcontractor.

POSCO Engineering Co., Ltd.	4	KRW	6,907	6,907	Lawsuit on the claim for damages

POSBRO Co., Ltd.	1	KRW	435	435	Lawsuit on the claim for payment

Kwang Yang SPFC Co., Ltd.	1	KRW	5,693	5,693	Lawsuit on the claim for payment

Daewoo International Corporation	2	EUR	5,164	7,816
	1	INR	4,458,849	98,808	Lawsuit on the claim for damages
	1	USD	231	262

As of March 31, 2012, the Company believes that although the outcome of these matters is uncertain, the impacts of these matters are not expected to be material to the Company.

On April 25, 2012, Nippon Steel Corporation announced that it has filed civil lawsuits against the controlling company and two subsidiaries- POSCO America Corporation and POSCO Japan Co., Ltd. relating to claims of alleged improper acquisition and infringement of intellectual property rights related to the production of grain oriented electrical steel sheets. Nippon Steel Corporation announced that it is seeking an injunction to prohibit the Company from manufacturing and selling the allegedly infringing products as well as monetary damages. The Company has not received any petitions relating to these alleged claims.

(e)	Other contingencies

Company	Description

POSCO	POSCO has provided three blank promissory notes and one blank check to Korea Resources Corporation and six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for outstanding loans.

POSCO E&C Co., Ltd.	As of March 31, 2012, POSCO E&C Co., Ltd. has provided ten blank promissory notes, ten blank checks and six other notes, approximately amounting to (Won)61,704 million, to Korea Housing Guarantee Co., Ltd. and other financial institutions as collateral for agreements and outstanding loans.

Daewoo International Corporation	As of March 31, 2012, Daewoo International Corporation has provided forty-five blank promissory notes and eleven blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO ICT Co., Ltd.	As of March 31, 2012, POSCO ICT Co., Ltd. has provided fifteen blank promissory notes to nine financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO Engineering Co., Ltd.	As of March 31, 2012, POSCO Engineering Co., Ltd. has provided one note to Hana Tank Terminal Co., Ltd. as collateral for the guarantee on performance for contracts and others.

POSCO-JKPC Co., Ltd.	As of March 31, 2012, POSCO-JKPC Co., Ltd. has provided two hundreds-four notes as collateral for borrowings. (JPY 805,983,767, 45% of borrowings from the Kinakyushu Bank, Ltd., 30% of borrowings from Higo bank, Ltd.)

Daewoo International Japan Corp.	As of March 31, 2012, Daewoo International Japan Corp. has provided two hundreds-fourteen notes receivable (JPY 1,227,160,676) to Resona bank Ltd. as collateral for loans from banks.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

35. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the three-month periods ended March 31, 2012 and March 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Trade accounts and notes receivable	(Won)	(545,367)	(864,338)
Other financial assets		82,000	230,363
Inventories		815,444	(859,331)
Other current assets		(302,546)	(303,218)
Other long-term assets		(13,840)	(39,087)
Trade accounts payable		(484,837)	585,703
Other financial liabilities		(15,783)	(26,155)
Other current liabilities		997,197	(22,172)
Provisions		(3,212)	4,295
Payment severance benefits		(29,221)	(82,145)
Plan assets		8,533	16,264
Other long-term liabilities		(20,746)	37,107

	(Won)	487,622	(1,322,714)

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

36. Operating Segments

(a)	The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments— steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, liquefied natural gas production, network and system integration and logistics.

(b)	Segment profit and loss is determined the same way that consolidated net after tax profit for the period is determined under K-IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are measured based on total assets and liabilities in accordance with K-IFRS without any adjustment for corporate allocations. Also, segment assets and liabilities are based on the separate financial statements of the entities instead of on consolidated basis. In addition, there are varying levels of transactions amongst the reportable segments. These transactions include sales of property, plant and assets, and rendering of construction service and so on. Inter-segment transactions are accounted for on an arm’s length basis.

(c)	Information about reportable segments as March 31, 2012 and March 31, 2011 are as follows:

1)	As of and for the three-month periods ended March 31, 2012

(in millions of Won)	Steel		Trading	Construction	Others	Total

External revenues	(Won)	9,397,634	4,956,571	804,708	1,149,731	16,308,644
Internal revenues		4,407,650	1,738,289	656,450	604,820	7,407,209
Total revenues		13,805,284	6,694,860	1,461,158	1,754,551	23,715,853
Interest income		44,208	19,065	8,470	6,038	77,781
Interest expenses		(141,834)	(46,940)	(12,865)	(29,252)	(230,891)
Depreciation and amortization		(548,534)	(9,999)	(8,426)	(52,990)	(619,949)
Impairment loss of property, plant and equipment and others		(103)	—	(2,344)	—	(2,447)
Impairment of available-for-sale financial assets		(59,872)	—	—	—	(59,872)
Share of profit or loss of investment in associates and associates		(11,422)	—	—	(51)	(11,473)
Income tax expense		(159,133)	2,013	(14,255)	(24,984)	(196,359)
Segments profit		527,870	(5,815)	36,850	93,607	652,512
Segments assets		68,539,090	12,452,278	9,055,441	6,725,225	96,772,034
Investment in associates		14,691,409	1,927,645	902,839	289,445	17,811,338
Acquisition of non-current assets		888,556	155,157	18,463	135,960	1,198,136
Segments liabilities	(Won)	23,048,373	10,074,837	5,784,029	4,400,987	43,308,226

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

2)	As of and for the three-month period ended March 31, 2011

(in millions of Won)	Steel		Trading	Construction	Others	Total

External revenues	(Won)	9,594,160	4,780,302	1,198,731	677,371	16,250,564
Internal revenues		3,663,265	1,988,302	522,459	504,778	6,678,804
Total revenues		13,257,425	6,768,604	1,721,190	1,182,149	22,929,368
Interest income		35,994	2,934	6,676	3,766	49,370
Interest expenses		(126,213)	(25,023)	(14,553)	(24,806)	(190,595)
Depreciation and amortization		(508,625)	(2,786)	(6,126)	(33,907)	(551,444)
Impairment loss of property, plant and equipment and others		(3)	—	(337)	—	(340)
Share of profit or loss of investment in associates and associates		(8,514)	—	—	(4,451)	(12,965)
Income tax expense		(283,016)	(5,495)	(19,942)	(11,180)	(319,633)
Segments profit		1,060,243	27,040	62,015	51,954	1,201,252
Segments assets		62,124,678	9,798,603	6,927,203	5,607,399	84,457,883
Investment in associates		12,264,982	1,688,521	686,211	82,494	14,722,208
Acquisition of non-current assets		1,028,496	80,274	40,346	80,724	1,229,840
Segments liabilities	(Won)	20,365,856	7,754,994	3,999,632	3,934,495	36,054,977

(d)	Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1)	Revenues

(in millions of Won)	March 31, 2012		March 31, 2011

Total revenue for reportable segments	(Won)	23,715,853	22,929,368
Elimination of inter-segment revenue		(7,407,209)	(6,678,804)

	(Won)	16,308,644	16,250,564

2)	Profits for the three-month periods ended March 31, 2012 and March 31, 2011

(in millions of Won)	March 31, 2012		March 31, 2011

Total profit for reportable segments	(Won)	652,512	1,201,252
Goodwill and PP&E FV adjustments		(9,844)	(385)
Elimination of inter-segment profits		(7,029)	(107,805)
Income tax expense		239,874	342,630

Profit before income tax expense	(Won)	875,513	1,435,692

3)	Assets

(in millions of Won)	March 31, 2012		March 31, 2011

Total assets for reportable segments(*1)	(Won)	96,772,034	84,457,883
Equity-accounted investees		(13,747,130)	(11,059,161)
Goodwill and PP&E FV adjustments		3,756,612	3,517,851
Elimination of inter-segment assets		(7,302,558)	(5,766,587)

	(Won)	79,478,958	71,149,986

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

4)	Liabilities

(in millions of Won)	March 31, 2012		March 31, 2011

Total liabilities for reportable segments	(Won)	43,308,226	36,054,977
Goodwill and PP&E FV adjustments		340,177	334,230
Elimination of inter-segment liabilities		(5,548,173)	(4,184,989)

	(Won)	38,100,230	32,204,218

5)	Other significant items

☐	For the three-month period ended March 31, 2012

(in millions of Won)	Total Segment		Goodwill and PP&E FV adjustments	Elimination of inter-segment	Consolidated

Interest income	(Won)	77,781	—	(3,607)	74,174
Interest expenses		(230,891)	970	4,944	(224,977)
Depreciation and amortization		(619,949)	(11,863)	32,942	(598,870)
Share of profit or loss of equity-accounted investees		(11,473)	—	28,877	17,404
Income tax expense		(196,359)	1,039	(44,554)	(239,874)
Impairment loss of property, plant and equipment and others		(2,447)	—	—	(2,447)
Impairment of available-for-sale financial assets		(59,872)	—	—	(59,872)

	(Won)	(1,043,210)	(9,854)	18,602	(1,034,462)

☐	For the three-month period ended March 31, 2011

(in millions of Won)	Total Segment		Goodwill and PP&E FV adjustments	Elimination of inter-segment	Consolidated

Interest income	(Won)	49,370	—	(2,574)	46,796
Interest expenses		(190,595)	1,862	4,271	(184,462)
Depreciation and amortization		(551,444)	(14,798)	44,999	(521,243)
Share of profit or loss of equity-accounted investees		(12,965)	—	(8,382)	(21,347)
Income tax expense		(319,633)	2,459	(25,456)	(342,630)
Impairment of available-for-sale financial assets		(340)	—	—	(340)

	(Won)	(1,025,607)	(10,477)	12,858	(1,023,226)

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(e)	Revenue by geographic area for the three-month periods ended March 31, 2012 and March 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Domestic	(Won)	12,401,352	12,652,023
Japan		620,429	495,236
China		1,572,547	1,448,950
Asia		722,238	787,653
North America		378,251	279,947
Others		613,827	586,755

Total	(Won)	16,308,644	16,250,564

In presenting information on the basis of geography, segment revenue is based on the geographical location of customers.

(f)	Non-current assets by geographic area as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Domestic	(Won)	29,649,455	29,386,052
Japan		294,064	320,009
China		1,507,124	1,474,983
Asia		1,934,982	1,752,302
North America		113,521	110,702
Others		1,419,751	1,181,597

Total	(Won)	34,918,897	34,225,645

Non-current assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(g)	There are no customers whose revenue is 10% or more of total consolidated revenues.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

37. Business Combinations

The Company has acquired additional shares in POSCO-Thainox Public Company Limited from its previous largest shareholder on September 23, 2011 in order to expand its footprint in the cold-rolled stainless steel sheets and coils market in Southeast Asia and to achieve its synergy effects with its existing operations in the region. The Company obtained control of POSCO-Thainox Public Company Limited. since its voting interest increased from 15.39% to 75.32%. There is no contingent consideration. The results of operations of POSCO-Thainox Public Company Limited have been consolidated from the date of acquisition. Therefore, comparability with POSCO’s consolidated financial statements for prior years is impacted accordingly The amounts of revenues and net profit of POSCO-Thainox Public Company Limited since the acquisition date included in consolidated revenues and net profit amounted to (Won)92,798 million and (Won)11,658 million, respectively. Goodwill recognised in this business combination is as follows:

(in millions of Won)	Amount

I. Consideration transferred
Fair value of investment held before acquisition (*1)	(Won)	99,382
Cash		390,474

Total		489,856

II. Non-controlling interests (*2)		121,413

Total		611,269

III. Acquired identifiable assets and liabilities
[Assets]
Cash and cash equivalents		62,080
Trade accounts and notes receivable and other financial assets		102,464
Inventories		149,901
Property, plant and equipment and intangible assets		340,487
Other assets		20,129

Total		675,061

[Liabilities]
Trade accounts and notes payable and other financial liabilities		147,382
Borrowings		11,803
Other liabilities		23,867

Total		183,052

Total acquired net assets		492,009

IV. Goodwill recognized	(Won)	119,260

(*1)	Upon acquisition of the business, a (Won)57,080 million re-measurement gain on the Company’s existing investment in the acquiree prior to acquisition date (acquisition cost: (Won)42,302 million) was recognized as finance income. The fair value of this existing investment was determined using quoted market price of the shares on acquisition date.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(*2)	The non-controlling interests at the acquisition date were measured using their proportionate share in the recognized amounts of POSCO-Thainox Public Company Limited’s identifiable net assets

After obtaining control, Company acquired additional 19.61% of shares amounting to (Won)126,927 million through tender offer. In results, the percentage of shares increased from 75.32% to 94.93% as of December 31, 2011. Carrying value of POSCO-Thainox Public Company’s net assets is (Won)667,571 million. Regarding this transaction, non-controlling interests decreased by (Won)95,885 million and related differential amounts amounting to (Won)31,043 million was deducted from consolidated capital surplus since it is equity transaction between consolidated entities.

Pro-forma Information

The following summarized pro forma consolidated statement of comprehensive income information assumes that the POSCO-Thainox Public Company Limited acquisition occurred as of January 1, 2011. The pro forma results reflect certain adjustments related to the acquisition, such as increased depreciation and amortization expense on assets acquired from POSCO-Thainox Public Company Limited resulting from the fair valuation of assets acquired in place on acquisition date, September 23, 2011. The pro forma results do not include any anticipated cost synergies or other effects of the planned integration of POSCO-Thainox Public Company Limited.

If the Company had acquired POSCO-Thainox Public Company Limited as of January 1, 2011, pro-forma consolidated revenues and pro-foram consolidated net profit for the year ended December 31, 2011 would have been (Won)69,243,204 million and (Won)3,726,225 million, respectively.

POSCO

Separate Interim Financial Statements

(Unaudited)

March 31, 2012

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying separate statement of financial position of POSCO (the “Company”) as of March 31, 2012 and separate statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2012 and 2011 and notes, comprising a summary of significant accounting policies and other explanatory information (“the separate interim financial information”).

Management’s responsibility

Management is responsible for the preparation and fair presentation of this separate interim financial information in accordance with Korean International Financial Reporting Standard (“K-IFRS”) 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare the separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to express a conclusion on this separate interim financial information based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly/Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information referred to above is not presented fairly, in all material respects, in accordance with K-IFRS 1034 “Interim Financial Reporting”.

1

Other matters

The procedures and practices utilized in the Republic of Korea to review such separate interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate interim financial statements are for use by those knowledgeable about Korean auditing standards and their application in practice.

The statement of financial position of the Company as of December 31, 2011, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 8, 2012, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2011, presented for comparative purposes, is not different from that audited by us in all material respects.

Seoul, Korea

May 25, 2012

This report is effective as of May 25, 2012, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial information and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Separate Statements of Financial Position

As of March 31, 2012 and December 31, 2011

(Unaudited)

(in millions of Won)
	Notes	March 31, 2012		December 31, 2011

Assets

Cash and cash equivalents	4,5,19	(Won)	1,537,870	1,137,882
Trade accounts and notes receivable, net	6,19,33		4,336,209	4,220,242
Other short-term financial assets	7,19,33		1,011,436	1,381,463
Inventories	8		6,241,889	7,144,709
Other current assets	9		61,499	23,612
Assets held for sale	12		—	16,887

Total current assets			13,188,903	13,924,795

Long-term trade accounts and notes receivable, net	6,19,33		24	24
Other long-term financial assets	7,19,33		4,095,131	3,833,058
Investments in subsidiaries and associates	10		13,200,504	12,824,776
Investment property, net	11		115,558	117,418
Property, plant and equipment, net	12		21,592,613	21,533,135
Intangible assets, net	13		229,418	222,896
Other non-current assets	9		271,572	271,774

Total non-current assets			39,504,820	38,803,081

Total assets		(Won)	52,693,723	52,727,876

See accompanying notes to separate interim financial statements.

3

POSCO

Separate Statements of Financial Position, Continued

As of March 31, 2012 and December 31, 2011

(Unaudited)

(in millions of Won)
	Notes	March 31, 2012		December 31, 2011

Liabilities
Trade accounts payable	19,33	(Won)	1,246,154	1,395,846
Short-term borrowings	4,6,14,19		2,307,243	2,294,380
Other short-term financial liabilities	15,19,24,33		866,083	1,089,298
Current income tax liabilities			219,570	182,715
Provisions	16		23,661	4,451
Other current liabilities	18		72,185	48,455

Total current liabilities			4,734,896	5,015,145

Long-term borrowings	4,7,14,19		9,160,833	9,338,016
Other long-term financial liabilities	15,19		186,415	147,299
Employee benefits	17		174,059	176,648
Deferred tax liabilities	31		629,358	448,552
Other long-term liabilities	18		4,109	4,200

Total non-current liabilities			10,154,774	10,114,715

Total liabilities			14,889,670	15,129,860

Shareholders’ Equity
Share capital	20		482,403	482,403
Capital surplus	20		1,227,692	1,227,692
Accumulated other comprehensive income	21		390,652	156,707
Treasury shares	22		(2,391,406)	(2,391,406)
Retained earnings	23		38,094,712	38,122,620

Total shareholders’ equity	4		37,804,053	37,598,016

Total liabilities and shareholders’ equity		(Won)	52,693,723	52,727,876

See accompanying notes to separate interim financial statements.

4

POSCO

Separate Statements of Comprehensive Income

For the three-month periods ended March 31, 2012 and 2011

(Unaudited)

(in millions of Won, except per share amounts)	Notes	March 31, 2012		March 31, 2011

Revenue	25,33	(Won)	9,460,419	9,112,122
Cost of sales	27,29,33		(8,520,969)	(7,770,423)

Gross profit			939,450	1,341,699

Selling and administrative expenses
Administrative expenses	19,24,26,27,29		(221,716)	(205,733)
Selling expenses	26,29		(246,295)	(212,020)

Other operating income	28,33		10,436	11,317
Other operating expenses	19,28,29,33		(59,721)	(14,291)

Operating profit			422,154	920,972
Financial income and costs
Financial income	19,30		460,573	419,329
Financial costs	19,30		(202,455)	(165,851)

Profit before income tax			680,272	1,174,451
Income tax expense	31		(141,713)	(247,095)

Profit for the period			538,559	927,356
Other comprehensive income

Net changes in fair value of available-for-sale investments, net of tax	7,19,21		233,945	(117,677)
Defined benefit plan actuarial gains, net of tax	17		12,866	85,265

Other comprehensive income, net of tax		(Won)	785,370	894,944

Basic and diluted earnings per share	32	(Won)	6,972	12,001

See accompanying notes to separate interim financial statements.

5

POSCO

Separate Statements of Changes in Equity

For the three-month periods ended March 31, 2012 and 2011

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Accumulated other comprehensive income	Treasury shares	Retained earnings	Total

Balance as of January 1, 2011	(Won)	482,403	1,158,539	1,079,038	(2,403,263)	35,706,778	36,023,495
Comprehensive income :
Profit for the period		—	—	—	—	927,356	927,356
Net changes in fair value of available-for-sale investments, net of tax		—	—	(117,677)	—	—	(117,677)
Defined benefit plan actuarial gains, net of tax		—	—	—	—	85,265	85,265

Total comprehensive income		—	—	(117,677)	—	1,012,621	894,944

Transactions with owners of the Company,recognized directly in equity :
Year-end dividends		—	—	—	—	(577,747)	(577,747)
Acquisition of treasury shares		—	—	—	(61,296)	—	(61,296)
Disposal of treasury shares		—	69,153	—	73,153	—	142,306

Balance as of March 31, 2011	(Won)	482,403	1,227,692	961,361	(2,391,406)	36,141,652	36,421,702

	Share capital		Capital surplus	Accumulated other comprehensive income	Treasury shares	Retained earnings	Total

Balance as of January 1, 2012	(Won)	482,403	1,227,692	156,707	(2,391,406)	38,122,620	37,598,016
Comprehensive income :
Profit for the period		—	—	—	—	538,559	538,559
Net changes in fair value of available-for-sale investments, net of tax		—	—	233,945	—	—	233,945
Defined benefit plan actuarial gains, net of tax		—	—	—	—	12,866	12,866

Total comprehensive income		—	—	233,945	—	551,425	785,370

Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	(579,333)	(579,333)

Balance as of March 31, 2012	(Won)	482,403	1,227,692	390,652	(2,391,406)	38,094,712	37,804,053

See accompanying notes to separate interim financial statements.

6

POSCO

Separate Statements of Cash Flows

For the three-month periods ended March 31, 2012 and 2011

(Unaudited)

(in millions of Won)	Note	March 31, 2012		March 31, 2011

Cash flows from operating activities
Profit for the period		(Won)	538,559	927,356
Adjustments for:
Accrual of severance benefits			27,084	33,849
Depreciation			445,460	413,132
Amortization			9,492	7,982
Finance income			(387,151)	(335,217)
Finance costs			147,815	105,350
Gain on disposal of property, plant and equipment			(1,765)	(3,443)
Loss on disposal of property, plant and equipment			14,362	10,742
Income tax expense			141,713	247,095
Others			14,255	1,545

Changes in operating assets and liabilities	35		527,650	(374,040)

Interest received			32,110	41,980
Interest paid			(103,722)	(75,623)
Dividends received			32,796	16,872
Income taxes paid			(2,849)	(277,238)

Net cash provided by operating activities			1,435,809	740,342

Cash flows from investing activities
Disposals of short-term financial instruments			966,381	2,164,359
Disposals of available-for-sale investments			—	49
Repayments of long-term loans			4,710	2,723
Disposals of property, plant and equipment			10,856	1,097
Disposals of assets held for sale			3,378	—
Acquisitions of short-term financial investments			(601,358)	(983,553)
Acquisitions of available-for-sale instruments			(1,048)	(141,210)
Issuance of long-term loans			(2,398)	(3,702)
Acquisitions of investments in subsidiaries and associates			(334,490)	(597,426)
Acquisitions of property, plant and equipment			(523,866)	(580,541)
Acquisitions of intangible assets			(11,868)	(6,370)
Others			—	(717)

Net cash used in investing activities		(Won)	(489,703)	(145,291)

See accompanying notes to separate interim financial statements.

7

POSCO

Separate Statements of Cash Flows

For the three-month periods ended March 31, 2012 and 2011

(Unaudited)

(in millions of Won)	Note	March 31, 2012		March 31, 2011

Cash flows from financing activities
Proceeds from borrowings		(Won)	1,072,414	1,501,609
Proceeds from long-term financial liabilities			1,172	1,399
Disposals of treasury shares			—	164,384
Repayments of borrowings			(1,039,893)	(1,209,594)
Repayments of long-term financial liabilities			(478)	(8,335)
Acquisitions of treasury shares			—	(61,296)
Payment of cash dividends			(579,333)	(577,747)

Net cash used in financing activities			(546,118)	(189,580)

Net increase in cash and cash equivalents			399,988	405,471

Cash and cash equivalents
Cash and cash equivalents at beginning of the period			1,137,882	672,427

Cash and cash equivalents at end of the period		(Won)	1,537,870	1,077,898

See accompanying notes to separate interim financial statements.

8

POSCO

Notes to Separate Interim Financial Statements

As of March 31, 2012

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through nine of its overseas liaison offices.

As of March 31, 2012, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These separate interim financial statements have been prepared in accordance with K-IFRS 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements.

These interim financial statements are separate interim financial statements in accordance with K-IFRS 1027 “Consolidated and Separate Financial Statements” presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

9

POSCO

Notes to Separate Interim Financial Statements

As of March 31, 2012

(Unaudited)

Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

1)	Derivatives instruments are measured at fair value

2)	Financial instruments at fair value through profit or loss (FVTPL) are measured at fair value

3)	Available-for-sale financial assets are measured at fair value

4)	The liability for a cash-settled stock appreciation rights is measured at fair value

5)	Defined benefit obligations are measured at the present value of the defined benefit obligations less the fair value of the plan assets.

Functional and presentation currency

These financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

Use of estimates and judgements

The preparation of the interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 17– Employee Benefits

10

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

3. Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2011.

Investments in subsidiaries and associates

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027 “Consolidated and Separate Financial Statements”. The Company applied the cost method to investments in subsidiaries and associates in accordance with K-IFRS No. 1027. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

Foreign currency transactions and translation

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value is initially determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, checking deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

11

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(a)	Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

12

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(e)	Derecognition of non-derivative financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to receive the contractual cash flows from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(f)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Inventories

Inventories are measured at the lower of cost and net realizable value. Costs are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

When inventories are sold, the carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized. Inventories are measured at the lower of cost and net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

13

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Non-current assets held for sale

Non-current assets that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. In order to be classified as held for sale, the asset must be available for immediate sale in its present condition and its sale must be highly probable. The assets that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Company recognizes an impairment loss for any initial or subsequent write-down of an asset to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 “Impairment of Assets”.

A non-current asset that is classified as held for sale is not depreciated.

Investment property

Property held for the purpose of earning rentals is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met.

(a)	it is probable that future economic benefits associated with the item will flow to the Company; and

(b)	the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

14

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Other than land, the cost of an asset less its residual value are depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized in profit or loss.

The estimated useful lives of the Company’s assets are as follows:

Buildings	20-40 years
Structures	20-40 years
Machinery and equipment	15 years
Vehicles	4-9 years
Tools	4 years
Furniture and fixtures	4 years
Lease assets	18 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

15

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Intellectual property rights	5-10 years
Port facilities usage rights Development expenses	5-75 years 4 years
Other intangible assets	4-20 years

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

16

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(a)	Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets. The grants are recognized in profit or loss on a systematic and rational basis over the life of a depreciable assets.

(b)	Grants related to income

Government grants that compensate the Company for expenses incurred are recognized in profit or loss as other income in the same periods in which the expenses are recognized.

17

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. Management reviews the indication of whether the leased asset may be impaired each reporting period.

(b)	Operating leases

Leases obligations under operating leases are recognized as an expense on a straight-line basis over the lease term. Contingent rents are charged as expenses in the periods in which they are incurred.

18

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Impairment for financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following events:

(a)	significant financial difficulty of the issuer or obligor

(b)	a breach of contract, such as a default or delinquency in interest or principal payments

(c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

(d)	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

(e)	the disappearance of an active market for that financial asset because of financial difficulties

(f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity instrument classified as available-for-sale securities, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

19

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

20

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Changes in the fair value of other derivative financial instruments not designated as a hedging instrument are recognized immediately in profit or loss.

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities at fair value through profit of loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

21

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss.

(ii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iii)	Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed by annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs which are the change in the present value of the defined benefits obligation for employee service in prior period, resulting in the current period from the introduction of, or change to post-employment benefits, is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, the Company recognizes the past service costs immediately.

22

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Stock appreciation rights

The Company granted share options to executives as part of the reward for their services and is accounting for the options as cash-settled share-based payment transactions. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability and recognizes the employment benefits and the liability during the vesting period. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognized in profit or loss for the period as well.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

23

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Share capital

Common stock is classified as equity. Incremental costs directly attributable to the issuance of common stock are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Company acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

Revenue

The Company’s revenue from the sale of goods and the use of assets is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates.

(a)	Sale of goods

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of incoterms of the contract.

(b)	Services rendered

Service sales are mostly comprised of lease income. Lease income from investment property is recognized in profit or loss on a straight-line basis over the term of the leases.

Financial income and financial costs

Financial income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Financial costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest method.

24

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

25

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

Earnings per share

The Company calculates basic earnings per share (“EPS”) data for its ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, excluding treasury shares held.

4. Financial risk management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	operational risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.

(a)	Risk management policy

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer.

26

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets.

(c)	Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategy investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

(d)	Market risk management

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

1)	Currency risk

The Company is exposed to currency risk for sales, purchases and borrowings in a currency other than the functional currency, Korean Won. The Company’s general policy in respect of foreign currency risks is to use a natural hedge whereby foreign currency income is utilized for foreign currency expenditures. Remaining net exposures after the natural hedge are hedged using derivative contracts such as forward exchange contracts. The Company’s management monitors currency risk regularly for hedging foreign exchange exposure.

2)	Interest rate risk

The Company mostly borrows at fixed interest rates. The Company’s management monitors interest rate risks regularly.

27

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(e)	Management of capital risk

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net debt, deducting cash and cash equivalents from borrowings. The Company applied the same financial risk management strategy that was applied in the previous period. The equity attributable to owners as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012	December 31, 2011

Total borrowings	11,468,076	11,632,396
Less: Cash and cash equivalents	1,537,870	1,137,882
Net borrowings	9,930,206	10,494,514
Total shareholders’ equity	37,804,053	37,598,016

Net borrowings-to-equity ratio	26.27%	27.91%

5. Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Checking accounts	(Won)	4,525	149,982
Time deposits		840,000	810,000
Money market trust		462,700	157,900
Money market funds		230,645	20,000

	(Won)	1,537,870	1,137,882

28

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

6. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2012 and December 31 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Current
Trade accounts and notes receivable	(Won)	4,343,605	4,222,187
Less: Allowance for doubtful accounts		(7,396)	(1,945)

		4,336,209	4,220,242

Non-Current
Trade accounts and notes receivable		252	252
Less: Allowance for doubtful accounts		(228)	(228)

		24	24

	(Won)	4,336,233	4,220,266

Trade accounts and notes receivable sold to financial institution, for which the derecognition conditions were not met amounted to (Won)212,846 million and (Won)342,307 million as of March 31, 2012 and December 31, 2011, respectively, and are included in short-term borrowings (note 14).

29

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

7. Other Financial Assets

(a)	Other short-term financial assets as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)
	March 31, 2012		December 31, 2011

Financial assets at fair value through profit or loss
Financial assets held for trading	(Won)	—		50,132
Held-to-maturity investments
Current portion of held-to-maturity securities (bonds)		29,922		—
Loans and other receivables
Short-term financial instruments (*1)		622,039		982,111
Cash deposits (*2)		12,224		17,175
Other accounts receivable, net		348,818		330,616
Accrued income		7,589		10,585
Other checking accounts		1,415		1,415
Allowance account for credit losses		(10,571)		(10,571)

	(Won)	1,011,436	(Won)	1,381,463

(*1)	As of March 31, 2012 and December 31, 2011, short-term financial instruments amounting to (Won)1,670 million are collateral for long-term borrowings from a forestry association.
(*2)	As of March 31, 2012 and December 31, 2011, cash deposits are restricted for use in a government project.

30

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(b)	Other long-term financial assets as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)
	March 31, 2012		December 31, 2011

Available-for-sale investments
Long-term available-for-sale securities (bonds)	(Won)	15,104	15,045
Long-term available-for-sale equity securities		4,005,476	3,716,014
Long-term available-for-sale securities (investment in capital)		500	500
Held-to-maturity investments
Held-to-maturity securities (bonds)		—	29,903
Loans and other receivables
Cash deposits (*1)		40	40
Long-term loans		70,788	68,717
Long-term other accounts receivable		3,619	3,674
Deposits		14,057	13,618
Allowance account for credit losses		(14,453)	(14,453)

	(Won)	4,095,131	3,833,058

(*1)	The Company is required to provide deposits to maintain checking accounts and, accordingly, the withdrawal of these deposits is restricted.

31

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(c)	Long-term available-for-sale equity securities as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)					Book Value
	Number of Shares	Ownership (%)	Acquisition cost		March 31, 2011	December 31, 2011

Marketable equity securities
Nippon Steel Corporation	238,352,000	3.50	(Won)	719,622	747,062	679,662
KB Financial group Inc.	15,454,067	4.00		715,356	639,026	560,983
SK Telecom Co., Ltd. (*1,2)	4,528,117	5.61		1,250,656	638,103	640,221
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,506	474,856	379,589
Shinhan Financial group Inc.	4,369,881	0.92		228,778	191,182	173,703
Hana Financial group Inc.	4,663,776	1.92		29,998	199,143	165,797
Others (11 companies)				169,561	199,946	174,883

				3,457,477	3,089,318	2,774,838

Non-marketable equity securities
Nacional Minerios S.A. (*3)	30,784,625	6.48		668,635	667,792	695,583
The Siam United Steel (*3)	11,071,000	12.30		34,658	60,787	61,119
Dongbu Metal Inc.(*3)	3,000,000	10.00		98,242	100,932	98,817
Others (29 companies) (*4)				94,355	86,647	85,657

				895,890	916,158	941,176

			(Won)	4,353,367	4,005,476	3,716,014

(*1)	As of March 31, 2012, 2,186,546 shares equivalent to 19,678,919 American depository receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued.
(*2)	The Company recorded impairment loss for securities of SK Telecom Co., Ltd. amounting to (Won)610,436 million as of December 31, 2011. During the three-month period ended March 31, 2012, there was a further significant decline in the fair value of shares of SK Telecom Co., Ltd. for a prolonged period, which was considered as objective evidence of impairment. As a result, an impairment losses of (Won)4,683 million was recognized in profit or loss for the three-month period ended March 31, 2012.
(*3)	The fair value of the investment is based on an analysis performed by an external professional evaluation agency.
(*4)	These non-marketable equity securities are recorded at cost since fair value cannot be reliably measured.

32

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

8. Inventories

Inventories as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Finished goods	(Won)	943,224	974,585
Semi-finished goods		1,707,179	1,916,411
By-products		9,491	7,610
Raw materials		1,456,403	1,465,347
Fuel and materials		601,881	596,100
Materials-in-transit		1,524,530	2,184,547
Others		581	575

		6,243,289	7,145,175

Allowance for inventories valuation		(1,400)	(466)

	(Won)	6,241,889	7,144,709

The amount of valuation losses of inventories recognized in cost of goods sold during the three-month periods ended March 31, 2012 and December 31, 2011 are (Won)1,400 million and (Won)466 million, respectively.

9. Other Assets

Other current assets and other long-term assets as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)
	March 31, 2012		December 31, 2011

Other current assets
Advance payment	(Won)	5,956	4,935
Prepaid expenses		55,543	18,677

		61,499	23,612

Other long-term assets
Long-term prepaid expenses		9,143	9,452
Others (*1)		262,442	262,335
Less : Allowance for doubtful accounts		(13)	(13)

	(Won)	271,572	271,774

(*1)	Includes guarantee deposits of (Won)257,878 million as of March 31, 2012 and December 31, 2011 in relation to planned investment in Australia Roy Hill iron ore mine.

33

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

10. Investments in Subsidiaries and Associates

(a)	Investments in subsidiaries and associates as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)
	March 31, 2012		December 31, 2011

Subsidiaries		11,854,462	11,621,134
Associates		1,346,042	1,203,642

	(Won)	13,200,504	12,824,776

(b)	Details of subsidiaries and carrying values as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)
	Country	Principal operations	Ownership (%)	March 31, 2012		December 31, 2011
[Domestic]
Daewoo International. Co., Ltd.	Korea	Trading	66.56	(Won)	3,371,481	3,371,481
POSCO E&C Co., Ltd.	Korea	Engineering and Construction	89.53		1,510,716	1,510,716
POSCO Energy Co., Ltd.	Korea	Generation of Electricity	100.00		649,148	649,148
POSCO Specialty Steel Co., Ltd.	Korea	Steel manufacturing and Sales	100.00		628,842	628,842
POSCO P&S Co., Ltd.	Korea	Steel sales and service	95.31		421,927	421,927
POSCOAST Co., Ltd.	Korea	Steel manufacturing and Sales	100.00		138,909	138,909
POSCO Coated & Color Steel Co., Ltd.	Korea	Coated steel manufacturing	56.87		108,421	108,421
POSCO M-TECH Co., Ltd (*1)	Korea	Packing materials manufacturing	48.85		107,278	107,278
POSCO Chemtec Company Ltd.	Korea	Manufacturing and sellings	60.00		100,535	100,535
POSCO ICT Co., Ltd.	Korea	Computer hardware	72.54		70,990	70,990
POS-HiMETAL CO., Ltd	Korea	Steel manufacturing and Sales	65.00		49,452	49,452
POSCO Family Strategy Fund	Korea	Financial investment	69.93		40,000	40,000
Busan E&E Co., Ltd. (*2)	Korea	Generation of Electricity	70.00		30,148	30,148
Others (17 companies)					312,286	312,286

				(Won)	7,540,133	7,540,133

34

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(in millions of Won)
	Country	Principal operations	Ownership (%)	March 31, 2012		December 31, 2011
[Foreign]
POSCO-Thainox Public Company Limited.	Thailand	Stainless steel manufacturing	94.93	(Won)	616,783	616,783
PT. KRAKATAU STEEL POSCO	Indonesia	Steel manufacturing and Sales	70.00		616,177	537,371
POSCO Australia Pty. Ltd.	Australia	Steel sellings and mine development	100.00		330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	58.60		285,549	285,664
POSCO WA Pty. Ltd.	Australia	Mine development	100.00		256,002	238,821
POSCO China Holding Corp.	China	Investment management	100.00		223,436	223,436
POSCO Maharashtra Steel Pvt. Ltd.	India	Steel manufacturing and Sales	100.00		259,617	252,217
POSCO-India Private Ltd.	India	Steel manufacturing and Sales	100.00		184,815	184,815
Guangdong Pohang Coated Steel Co., Ltd.	China	Plate steel manufacturing	84.52		163,183	163,271
POSCO-Vietnam Co., Ltd.	Vietnam	Steel manufacturing	85.00		156,579	157,031
POSCO VST Co., Ltd.	Vietnam	Stainless steel manufacturing	95.65		145,603	145,649
POSCO America Corp.	USA	Trading-Steel	99.45		140,381	140,381
POSCO Investment Co., Ltd.	Hong Kong	Finance	100.00		88,054	88,797
POSCO-Mexico Co., Ltd.	Mexico	Plate steel manufacturing	84.83		141,800	86,163
POSCO-JAPAN Co., Ltd.	Japan	Trading-Steel	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	70.00		65,982	65,982
POSCO-CSPC Co., Ltd.	China	Steel manufacturing and Sales	90.00		62,494	62,494
POSCO ASSAN TST STEEL Industry	Turkey	Steel manufacturing and Sales	60.00		92,800	37,201
POSCO China Dalian Plate Processing Center Co., Ltd.	China	Steel manufacturing and Sales	80.00		32,992	32,992
POSCO Asia Co., Ltd.	Hong Kong	Steel sellings	100.00		32,189	32,189
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and Sales	80.07		31,027	31,027
POSCO Electrical Steel Inida Private	India	Electric steel manufacturing and Sales	100.00		38,215	28,170
POSCO (Thailand) Company Ltd.	Thailand	Steel manufacturing and Sales	85.62		25,945	25,945
POSCO Turkey Nilufer Processing Center Co., Ltd.	Turkey	Steel manufacturing and Sales	100.00		19,983	19,983
EUROTALY S.A.	Uruguay	Timber manufacturing and Sales	98.00		17,715	17,715
Others (34 companies)					217,949	207,845

					4,314,329	4,081,001

				(Won)	11,854,462	11,621,134

(*1)	As of March 31, 2012, this was classified as an investment in a subsidiary as the Company has control over of more than half of the voting rights by virtue of an agreement with Postech, which has 4.72% of ownership in POSCO M-TECH Co., Ltd.
(*2)	As of March 31, 2012, this investment is collateral for the Company’s guarantee provided to certain borrowings of its subsidiary from banks.

35

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(c)	Details of associates and carrying values as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)
	Country	Principal operations	Ownership (%)	March 31, 2012		December 31, 2011
[Domestic]
Sungjin Geotec Co., Ltd.	Korea	Industrial machinery manufacturing	23.71	(Won)	159,878	159,878
SNNC Co., Ltd.	Korea	Material manufacturing	49.00		100,655	100,655
Others (7 companies)					66,677	23,678

					327,210	284,211

[Foreign]
POSCO-NPS Niobium LLC.	USA	Mine development	50.00		364,609	364,609
NMC	New Caledonia	Raw material manufacturing and Sales	49.00		189,197	189,197
COMPANHIA SIDERURGICA DO PECEM (CSP)	Brazil	Steel manufacturing	20.88		237,188	132,891
KOBRASCO	Brazil	Facilities lease	50.00		98,962	98,962
BX Steel POSCO Cold Rolled Sheet Co., Ltd.	China	Steel manufacturing and Sales	25.00		63,946	63,983
Others (11 companies)					64,930	69,789

					1,018,832	919,431

				(Won)	1,346,042	1,203,642

36

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

11. Investment Property, Net

(a)	Investment property as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)
	March 31, 2012		December 31, 2011

Acquisition cost	(Won)	164,885	166,444
Less: Accumulated depreciation		(49,327)	(49,026)

Book value	(Won)	115,558	117,418

(b)	Changes in the carrying value of investment property for the three-month period ended March 31, 2012 and for the year ended December 31, 2011 are as follows:

1)	For the three-month period ended March 31, 2012

(in millions of Won)	Beginning		Depreciation	Others (*1)	Ending

Land	(Won)	43,258	—	(405)	42,853
Buildings		68,776	(711)	(645)	67,420
Structures		5,384	(48)	(51)	5,285

Total	(Won)	117,418	(759)	(1,101)	115,558

(*1)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio.

2)	For the year ended December 31, 2011

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others (*1)	Ending
Land	(Won)	41,877	—	—	—	1,381	43,258
Buildings		48,514	86	(153)	(2,955)	23,284	68,776
Structures		1,882	—	—	(195)	3,697	5,384

Total	(Won)	92,273	86	(153)	(3,150)	28,362	117,418

(*1)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

37

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

12. Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)
	March 31, 2012		December 31, 2011

Cost	(Won)	43,056,148	42,575,270
Less : Accumulated depreciation		(21,462,406)	(21,041,006)
Less : Accumulated impairment		(1,129)	(1,129)

	(Won)	21,592,613	21,533,135

(b)	The changes in carrying value of property, plant and equipment for the three-month period ended March 31, 2012 and for the year ended December 31, 2011 are as follows:

1)	For the three-month period ended March 31, 2012

(in millions of Won)	Beginning		Acquisitions (*1)	Disposals	Depreciation	Others(*2)	Ending

Land	(Won)	1,275,564	146	(8,581)	—	406	1,267,535
Buildings		2,831,757	28,614	(1,279)	(58,425)	750	2,801,417
Structures		2,061,348	49,576	(1,164)	(40,422)	91	2,069,429
Machinery and equipment		12,916,329	214,269	(12,391)	(332,705)	6,530	12,792,032
Vehicles		19,341	247	—	(2,030)	199	17,757
Tools		38,022	695	—	(3,779)	—	34,938
Furniture and fixtures		72,334	10,110	(39)	(7,181)	—	75,224
Lease assets		8,281	—	—	(159)	—	8,122
Construction-in-progress		2,310,159	523,866	—	—	(307,866)	2,526,159

Total	(Won)	21,533,135	827,523	(23,454)	(444,701)	(299,890)	21,592,613

(*1)	Includes the acquisition cost of (Won)303,657 million for items transferred from construction-in-progress in relation to the expansion of raw materials processing facilities, establishment of 3FINEX facilities and others.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment as well as assets transferred from investment property and assets held for sale.

2)	For the year ended December 31, 2011

(in millions of Won)	Beginning		Acquisitions (*1)	Disposals	Depreciation	Impairments	Others (*2,3)	Ending

Land	(Won)	1,068,294	209,599	(948)	—	—	(1,381)	1,275,564
Buildings		2,502,213	584,977	(3,194)	(228,836)	(273)	(23,130)	2,831,757
Structures		1,942,405	291,663	(10,229)	(155,965)	(142)	(6,384)	2,061,348
Machinery and equipment		11,736,629	2,556,617	(36,318)	(1,301,849)	(24,394)	(14,356)	12,916,329
Vehicles		22,753	5,407	(22)	(8,797)	—	—	19,341
Tools		27,807	24,307	(13)	(14,077)	(2)	—	38,022
Furniture and fixtures		66,345	31,153	(4)	(25,155)	(5)	—	72,334
Lease assets		8,918	—	—	(637)	—	—	8,281
Construction-in-progress		2,635,746	3,393,445	—	—	—	(3,719,032)	2,310,159

Total	(Won)	20,011,110	7,097,168	(50,728)	(1,735,316)	(24,816)	(3,764,283)	21,533,135

38

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(*1)	Includes the acquisition cost of (Won)3,703,723 million for items transferred from construction-in-progress in relation to the expansion of Gwangyang sintering plates and coke establishment plants and others.
(*2)	The Company plans to dispose of certain equipment at an existing steel manufacturing plant due to the completion and expected use of a new plant. Impairment losses amounting to (Won)24,816 million are recognized since the fair value less cost to sell exceeds the carrying amount. The remaining book value of this equipment is expected to be sold by the first half of 2012, for (Won)16,887 million, were reclassified to assets held for sale.
(*3)	Includes assets transferred from construction-in-progress to intangible assets, other property, plant and equipment and investment property.

c) Borrowing costs capitalized and the capitalized interest rate for the three-month period ended March 31, 2012 and the year ended December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011
Weighted average expenditure	(Won)	297,129	472,258
Borrowing costs capitalized		13,510	21,823
Capitalisation rate		4.55%	4.62%

13. Intangible Assets, Net

(a)	Intangible assets as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)
	March 31, 2012		December 31, 2011

Acquisition cost	(Won)	909,273	893,196
Less : Accumulated depreciation		(679,855)	(670,300)

	(Won)	229,418	222,896

39

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(b)	Changes in carrying values of intangible assets for the three-month period ended March 31, 2012 and the year ended December 31, 2011 are as follows:

1)	For the three-month period ended March 31, 2012

(in millions of Won)			Increase (*2)		Decrease
	Beginning		Acquisitions	Development	Disposals	Depreciation	Ending

Intellectual property rights	(Won)	6,376	273	—	—	(216)	6,433
Memberships (*1)		44,523	—	—	(63)	—	44,460
Development expense		29,182	—	4,919	—	(4,029)	30,072
Port facilities usage rights		99,553	—	—	—	(3,259)	96,294
Other intangible assets		43,262	10,885	—	—	(1,988)	52,159

	(Won)	222,896	11,158	4,919	(63)	(9,492)	229,418

(*1)	Economic useful life of memberships is indefinite.
(*2)	Includes acquisition costs transferred from construction-in-progress amounting to (Won)4,209 million.

2)	For the year ended December 31, 2011

(in millions of Won)			Increase (*2)		Decrease
	Beginning		Acquisitions	Development	Disposals	Depreciation	Reclassification (*3)	Ending

Intellectual property rights	(Won)	4,919	2,533	—	(319)	(757)	—	6,376
Memberships (*1)		56,494	—	—	(214)	—	(11,757)	44,523
Development expense		32,308	—	11,152	—	(14,278)	—	29,182
Port facilities usage rights		112,683	—	—	—	(13,130)	—	99,553
Other intangible assets		22,733	27,122	—	(1)	(6,592)	—	43,262

	(Won)	229,137	29,655	11,152	(534)	(34,757)	(11,757)	222,896

(*1)	Economic life of memberships is indefinite.
(*2)	Includes acquisition costs transferred from construction-in-progress amounting to (Won)15,309 million.
(*3)	Memberships required to be returned after a specific period are reclassified to financial instruments.

40

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

14. Borrowings

(a)	Borrowings as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)
	March 31, 2012		December 31, 2011
Short-term borrowings
Short-term borrowings	(Won)	1,797,743	1,786,590
Current portion of long-term borrowings		8,591	7,571
Current portion of loans from foreign financial institutions		963	951
Current portion of debentures		500,000	500,000
Less : Current portion of discount on debentures issued		(54)	(732)

		2,307,243	2,294,380

Long-term borrowings
Long-term borrowings		896,460	892,296
Foreign loans		2,874	3,071
Debentures		8,315,548	8,502,852
Less : Discount on debentures issued		(74,030)	(81,696)
Add : Premium on debentures redemption		19,981	21,493

		9,160,833	9,338,016

	(Won)	11,468,076	11,632,396

41

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(b)	Short-term borrowings as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)
Bank	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2012		December 31, 2011

Mizho	2011.10.21	2012.01.19	1.51	(Won)	34,827	226,558
BOA	2011.10.10	2012.09.21	1.33~1.86		127,665	100,458
SMBC	2011.10.10	2012.08.06	1.38~1.86		112,815	114,352
JP Morgan	2011.11.04	2012.05.23	1.67~1.92		225,919	228,996
HSBC	2011.11.17	2012.06.05	1.58~1.74		161,090	91,269
DEUTSCHE	2012.01.05	2012.04.13	1.61		282,698	142,420
DBS	2011.10.10	2012.04.09	1.43		326,219	272,026
ANZ	2011.11.10	2012.06.28	1.54~1.76		—	54,393
RBS	2012.02.10	2012.09.14	1.47~1.85		105,401	106,837
CA and others					208,264	106,974
Others (discount on accounts receivable)					212,845	342,307

				(Won)	1,797,743	1,786,590

(c)	Current portion of long-term borrowings as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)
	Borrowers	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2012		December 31, 2011

Borrowings	Korea Resources Corporation	2006.10.31	2021.09.15	1.00	(Won)	3,000	3,000
Borrowings	Korea Resources Corporation	2006.12.28	2021.12.15	1.00		1,510	1,510
Borrowings	Woori Bank	2009.06.11	2017.03.15	2.00		2,654	1,990
Borrowings	Woori Bank	2009.11.26	2017.03.15	2.00		880	660
Borrowings	Woori Bank	2009.12.31	2017.03.15	2.00		547	411
Loans from foreign financial institutions	NATIXIS (*1)	1984.06.30	2017.12.31	2.00		963	951
Debentures	Domestic debentures 287	2007.05.11	2012.05.11	5.26		499,946	499,268

					(Won)	509,500	507,790

(*1)	As of March 31, 2012 and December 31, 2011, Korea Development Bank has provided guarantees for loans from foreign financial institutions.

42

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(d)	Long-term borrowings as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)
	Borrowers	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2012		December 31, 2011

Borrowings	Woori Bank and others (*1)	2006.10.31~ 2011.08.11	2017.03.15~ 2039.08.11	1.25~2.25	(Won)	98,346	100,494
Borrowings	Korea National Oil Corporation	2007.12.27~ 2011.12.27	2022.12.29~ 2024.12.29	Government bond -2.25		10,301	10,441
Borrowings	Korea EXIM Bank	2010.02.18~ 2011.11.29	2017.02.28~ 2018.03.23	4.09~4.50		787,813	781,361
Loans from foreign financial institutions	NATIXIS (*2)	1984.06.30~ 1986.03.31	2014.12.30~ 2017.03.31	2.00		2,874	3,071
Debentures	Domestic debentures 301 and others	2008.08.05~ 2011.11.28	2013.08.05~ 2021.11.28	3.78~6.52		3,589,686	3,588,982
Debentures	Exchangeable Bonds (*3) and others	2006.06.28~ 2011.12.22	2013.06.28~ 2021.12.22	0~8.75		4,671,813	4,853,667

					(Won)	9,160,833	9,338,016

(*1)	Short-term financial instruments of (Won)1,670 million are collateral for long-term borrowings from a forestry association as of March 31, 2012 and December 31, 2011.
(*2)	As of March 31, 2012 and December 31, 2011, Korea Development Bank has provided guarantees for loans from foreign financial institutions.
(*3)	The Company issued exchangeable bonds with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) II Ltd., an SPV. The Company accounted for these exchangeable bonds as long-term debts under K-IFRS. The exchangeable bonds may be redeemed prior to maturity at 105.11% of their face value for three years from the issuance date at the option of the bondholders. Also, the Company provides guarantees for Zeus (Cayman) II Ltd.

15. Other Financial Liabilities

(a)	Other short-term financial liabilities as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)

	March 31, 2012		December 31, 2011

Financial guarantee liabilities	(Won)	9,218	6,336
Accounts payable		627,612	806,913
Accrued expenses		201,409	248,597
Dividends payable		6,023	6,050
Finance lease liabilities		1,108	1,108
Withholdings		9,815	9,396
Derivative liabilities		10,898	10,898

	(Won)	866,083	1,089,298

43

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(b)	Other long-term financial liabilities as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)

	March 31, 2012		December 31, 2011

Financial guarantee liabilities	(Won)	53,510	11,163
Long-term accounts payable		87,862	86,871
Accrued expenses		13,601	19,618
Derivatives liabilities		14,548	12,771
Finance lease liabilities		7,352	7,824
Long-term withholdings		9,542	9,052

	(Won)	186,415	147,299

16. Provisions

The changes in provisions for the three-month period ended March 31, 2012 and the year ended December 31, 2011 are as follows:

1)	For the three-month period ended March 31, 2012

(in millions of Won)	Beginning		Increase	Decrease	Ending

Estimated allowance at the end of period (*1)	(Won)	4,451	72,346	(53,136)	23,661

(*1)	Represents the provision for bonuses.

2)	For the years ended December 31, 2011

(in millions of Won)	Beginning		Increase	Decrease	Ending

Estimated allowance at the end of period	(Won)	9,582	304,869	(310,000)	4,451

44

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

17. Employee Benefits

The Company introduced a retirement pension program for all employees in June 2011. The employees and directors employed with the Company had an option to choose whether they would join the defined contribution plan or the defined benefit pension plan. The pension plan benefit is based on each employee’s accrued length of service, including their length of service under the previous severance plan.

(a)	Defined contribution plans

The Company partially operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits relating to employee service in the future are based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee within a fund separate from the Company’s assets. The expense related to post-employment benefit plans under defined contribution plans during the three-month period ended March 31, 2012 is (Won)2,555 million.

(b)	Defined benefit plans

The employees and directors who chose a defined benefit pension plan will receive a defined payment upon termination of their employment if they fulfill the condition to qualify as a recipient. Before their termination of employment, the Company recognizes the pension liability related to defined benefit plans at the end of a reporting period, and measures it at the present value of the defined benefit obligation less the fair value of the plan assets. The Company uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation

(c)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)
	March 31, 2012		December 31, 2011
Present value of funded obligations	(Won)	682,760	690,321
Fair value of plan assets		(508,701)	(513,673)

Net defined benefit obligations	(Won)	174,059	176,648

(d)	The changes in present value of defined benefit obligations for the three-month period ended March 31, 2012 and the year ended December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Defined benefit obligation at the beginning of period	(Won)	690,321	1,013,165
Current service costs (*1)		25,074	108,879
Interest costs		7,789	47,607
Actuarial losses (gains)		(15,728)	6,157
Benefits paid		(24,696)	(485,487)

Defined benefit obligation at the end of period	(Won)	682,760	690,321

45

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(*1)	The Company started the employee pension plan in June 2011. The gain on liquidation amounting to (Won)1,887 million was deducted from current service costs as the Company had liquidated prior pension plan.

(e)	The changes in the fair value of plan assets for the three-month period ended March 31, 2012 and the year ended December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Plan assets at the beginning of period	(Won)	513,673	689,162
Expected return on plan assets		5,779	26,886
Actuarial gains (losses)		1,246	(460)
Contributions of participants		—	95,080
Benefits paid		(11,997)	(296,995)

Plan assets at the end of period	(Won)	508,701	513,673

(f)	The fair value of plan assets as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)

	March 31, 2012		December 31, 2011

Deposits	(Won)	508,635	513,607
Equity instruments		10	10
Others		56	56

Total	(Won)	508,701	513,673

(g)	The amounts recognized in the statements of comprehensive income for the three-month periods ended March 31, 2012 and 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Current service costs	(Won)	25,074	28,669
Interest costs		7,789	11,902
Expected return on plan assets		(5,779)	(6,722)

Total	(Won)	27,084	33,849

46

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

The above expenses recognized in the statement of comprehensive income are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Cost of sales	(Won)	20,664	25,002
Selling and administrative expenses		5,422	7,235
Others		998	1,612

Total	(Won)	27,084	33,849

(h)	Actuarial gains and losses recognized in other comprehensive income for the three-month periods ended March 31, 2012 and 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Beginning	(Won)	(103,947)	(101,802)
Current actuarial losses		16,974	109,313
Effect of change of tax rate		(4,108)	(24,048)

Ending	(Won)	(91,081)	(16,537)

(i)	The principal actuarial assumptions as of March 31, 2012 and December 31, 2011 are as follows:

	March 31, 2012	December 31, 2011

Discount rate	4.34%	4.32%
Expected return on plan assets	4.32%	3.95%
Expected future increases in salaries	2.30%	2.30%

18. Other Liabilities

(a)	Other current liabilities as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)

	March 31, 2012		December 31, 2011
Other current liabilities
Advances received	(Won)	33,685	21,149
Withholdings		33,303	25,534
Unearned revenue		5,197	1,772

	(Won)	72,185	48,455

47

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(b)	Other long-term liabilities as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)

	March 31, 2012		December 31, 2011
Other long-term liabilities
Unearned revenue	(Won)	1,110	1,200
Others		2,999	3,000

	(Won)	4,109	4,200

19. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)

	March 31, 2012		December 31, 2011

Financial assets at fair value through profit or loss	(Won)	—	50,132
Available-for-sale financial assets		4,021,080	3,731,559
Held-to-maturity investments		29,922	29,903
Cash and cash equivalents and loans and receivables		6,929,668	6,761,074

	(Won)	10,980,670	10,572,668

2)	Financial liabilities as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)

	March 31, 2012		December 31, 2011

Financial liabilities at fair value through profit or loss:
Derivatives liabilities held for trading	(Won)	25,446	23,669

Financial liabilities evaluated as amortised cost:
Trade accounts payable		1,246,154	1,395,846
Borrowings		11,468,076	11,632,396
Financial guarantee liabilities (*1)		62,728	17,499
Others		964,324	1,195,429

		13,741,282	14,241,170

	(Won)	13,766,728	14,264,839

48

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(*1)	Financial guarantee contracts recognized in financial guarantee liabilities as of March 31, 2012 are as follows:

(in millions of Won)

Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent

POSCO Maharashtra Steel Pvt. Ltd.	Comerica Bank	USD	143,000,000	162,706
United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	27,876
	Export-Import Bank of Korea	USD	200,000,000	227,560
POSCO-Vietnam Co., Ltd.	MIZUHO	JPY	2,256,760,000	31,160
	SUMITOMO	JPY	2,550,000,000	35,209
BX STEEL POSCO Cold	China Construction Bank	CNY	34,080,000	6,150
RolledSheet Co., Ltd.	Corporation and others	USD	6,440,000	7,328
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Mizuho and others	USD	160,000,000	182,048
	BOA and others	USD	135,000,000	153,603
POSCO Investment Co., Ltd.	BOC and others	CNY	630,000,000	113,677
	HSBC and others	USD	120,000,000	136,536
	HSBC	MYR	140,000,000	51,983
POSCO-VST Co., Ltd.	ANZ and others	USD	65,000,000	73,957
POSCO-Mexico S.A. DE C.V	HSBC and others	USD	60,000,000	68,268
POSCO(Guangdong) Coated Steel Co., Ltd.	SMBC and others	USD	122,600,000	139,494
PT. KRAKATAU POSCO	ANZ and others	USD	1,210,300,000	1,377,079

		USD	2,246,840,000	2,556,455
		JPY	4,806,760,000	66,369
		CNY	664,080,000	119,827
		MYR	140,000,000	51,983

49

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

3)	Financial income and loss by category of financial instrument for the three-month periods ended March 31, 2012 and 2011 are as follows:

(in millions of Won)	Financial income and costs
	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive loss

Financial assets at fair value through profit or loss	(Won)	—	—	—	—	556	—	556	—

Available-for-sale financial assets		—	62,704	—	—	—	(20,161)	42,543	233,945

Held-to-maturity investments		394	—	—	—	—	—	394	—

Loans and receivables		28,739	—	(25,250)	2,399	—	(13)	5,875	—

Financial liabilities at fair value through profit or loss		—	—	—	—	—	(1,777)	(1,777)	—
Financial liabilities at amortised cost		(105,740)	—	43,806	196,319	—	(317)	134,068	—

	(Won)	(76,607)	62,704	18,556	198,718	556	(22,268)	181,659	233,945

(*1)	Financial income in the statement of comprehensive income also includes the dividends from subsidiaries and associates of (Won)76,460 million (note 30) for the three-month period ended March 31, 2012.

(in millions of Won)	Financial income and costs
	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income

Financial assets at fair value through profit or loss	(Won)	—	—	—	—	471	550	1,021	—

Available-for-sale financial assets		—	58,508	—	—	—	—	58,508	(117,677)

Held-to-maturity investments		420	—	—	—	—	—	420	—

Loans and receivables		25,674	—	(22,928)	(8,493)	(116)	—	(5,863)	—

Financial liabilities at fair value through profit or loss		—	—	—	—	—	604	604	—
Financial liabilities at amortised cost		(93,370)	—	47,215	213,293	—	(1,148)	165,990	—

	(Won)	(67,276)	58,508	24,287	204,800	355	6	220,680	(117,677)

(*1)	Financial income in the statement of comprehensive income also includes the dividends from subsidiaries and associates of (Won)32,798 million (note 30) for the three-month period ended March 31, 2011.

50

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(b)	Credit risk

1)	Credit risk exposure

The Company’s on-balance-sheet exposure to credit risk as of March 31, 2012 and December 31, 2011 is as follows:

(in millions of Won)
	March 31, 2012		December 31, 2011

Cash and cash equivalents	(Won)	1,537,870	1,137,882
Financial assets at fair value through profit or loss		—	50,132
Available-for-sale financial assets		4,021,080	3,731,559
Held-to-maturity investments		29,922	29,903
Loans and other receivables		1,055,565	1,402,927
Trade accounts and notes receivable		4,336,209	4,220,241
Long-term trade accounts and notes receivable		24	24

	(Won)	10,980,670	10,572,668

The Company also provided financial guarantees for the repayment of loans of subsidiaries and associates. As of March 31, 2012 and December 31, 2011, the maximum exposure to credit risk of these guarantees are (Won)2,794,634 million and (Won)1,500,058 million, respectively.

2)	Impairment losses on financial assets

	Allowance for doubtful accounts as of March 31, 2012 and December 31, 2011 is as follows:

(in millions of Won)
	March 31, 2012		December 31, 2011

Accounts receivable	(Won)	7,624	2,174
Other accounts receivable		10,571	10,571
Long-term loans		14,453	14,453
Other assets		13	13

	(Won)	32,661	27,211

51

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

‚	Impairment losses on financial assets for the three-month period ended March 31, 2012 and 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

(Reversal of) bad debt expenses	(Won)	5,450	(Won)	(2,629)
Reversal of other bad debt expenses		—		(51)

	(Won)	5,450	(Won)	(2,680)

ƒ	The aging schedule and the impaired losses of trade accounts and notes receivable as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012			December 31, 2011
	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment

Not due	(Won)	3,944,277	—	3,890,405	—
Over due less than 1 month		121,341	—	210,630	—
1 month - 3 months		165,290	2,661	69,962	—
3 months - 12 months		102,964	2,789	40,521	—
over 12 months		9,985	2,174	10,921	2,173

	(Won)	4,343,857	7,624	4,222,439	2,173

„	Changes in the allowance for doubtful accounts for the three-month period ended March 31, 2012 and the year ended December 31, 2011 were as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Beginning	(Won)	27,211	30,013
(Reversal of) bad debt expenses		5,450	(2,804)
Other decrease		—	2

Ending	(Won)	32,661	27,211

(c)	Liquidity risk

1)	The maturity analysis of non-derivative financial liabilities

(in millions of Won)	Book value		Cash flow for contracts	not later than 3 month	3 month - 6 months	6 months - 1 year	1 year - 5 years	later than 5 years
Non-derivative financial liabilities
Trade accounts payable	(Won)	1,246,154	1,246,154	1,246,154	—	—	—	—
Borrowings (*1)		11,468,076	13,359,651	1,850,639	675,860	206,586	8,017,517	2,609,049
Financial guarantee liabilities (*2)		62,728	2,794,634	2,794,634	—	—	—	—
Other financial liabilities		964,324	972,249	835,043	272	10,651	123,904	2,379

	(Won)	13,741,282	18,372,688	6,726,470	676,132	217,237	8,141,421	2,611,428

(*1)	Includes cash flows of embedded derivative instruments in relation to exchangeable bonds (exchange right).
(*2)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

52

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(d)	Currency risk

1)	The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The exposure to currency risk as of March 31, 2012 and December 31, 2011 is as follows:

(in millions of Won)	March 31, 2012			December 31, 2011
	Assets		Liabilities	Assets	Liabilities

EUR	(Won)	28,516	7,060	23,790	11,449
USD		646,338	5,983,026	888,896	5,842,319
JPY		69,413	1,978,194	83,627	2,129,999
Others		1,030	503	1,363	18,590

	(Won)	745,297	7,968,783	997,676	8,002,357

2)	For the three-month period ended March 31, 2012 and the year ended December 31, 2011, the effects of a hypothetical 10% strengthening or weakening of functional currency against foreign currencies other than functional currency on profit before tax were as follows:

(in millions of Won)	March 31, 2012			December 31, 2011
	10% increase		10% decrease	10% increase	10% decrease
EUR	(Won)	2,146	(2,146)	1,234	(1,234)
USD		(533,669)	533,669	(495,342)	495,342
JPY		(190,878)	190,878	(204,637)	204,637

(e)	Interest rate risk

1)	The book value of interest-bearing financial instruments as of March 31, 2012 and December 31, 2011 is as follows:

(in millions of Won)	March 31, 2012		December 31, 2011
Fixed rate
Financial assets	(Won)	2,273,535	2,286,554
Financial liabilities		(11,362,634)	(11,525,827)

		(9,089,099)	(9,239,273)
Variable rate
Financial liabilities	(Won)	(105,442)	(106,569)

53

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

2)	Sensitivity analysis on the fair value of financial instruments with fixed interest rates

The Company does not account for derivative instruments such as interest swaps as hedges in fair value hedging accounting. Therefore, fluctuations in interest rates do not affect gain or loss.

3)	Sensitivity analysis on the fair value of financial instruments with variable interest rates

As of March 31, 2012 and December 31, 2011, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense during the three-month period ended March 31, 2012 and the year ended December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011
	1% increase	1% decrease	1% increase	1% decrease

Variable rate financial instruments	(1,054)	1,054	(1,066)	1,066

(f)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of March 31, 2012 and December 31, 2011 are as follows :

(in millions of Won)	March 31, 2012			December 31, 2011
	Book Value		Fair Value	Book Value	Fair Value

Assets measured at fair value
Financial assets held for trading	(Won)	—	—	50,132	50,132
Available-for-sale financial assets		3,918,829	3,918,829	3,630,357	3,630,357

		3,918,829	3,918,829	3,680,489	3,680,489

Assets measured amortised cost
Cash and cash equivalents		1,537,870	1,537,870	1,137,882	1,137,882
Current trade accounts and note receivable		4,336,233	4,336,233	4,220,265	4,220,265
Loans and other receivables		1,055,565	1,055,565	1,402,927	1,402,927
Held-to-maturity investments		29,922	29,922	29,903	29,903

		6,959,590	6,959,590	6,790,977	6,790,977

Liabilities measured fair value
Derivatives liabilities held for trading		25,446	25,446	23,669	23,669
Liabilities measured amortised cost
Trade accounts payable		1,246,154	1,246,154	1,395,846	1,395,846
Borrowings		11,468,076	11,657,307	11,632,396	12,048,152
Financial guarantee liabilities		62,728	62,728	17,499	17,499
Others		964,324	964,324	1,195,429	1,195,429

	(Won)	13,741,282	13,930,513	14,241,170	14,656,926

54

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

2)	Interest rates for determining fair value

Interest rates to discount the estimated cash flows as of March 31, 2012 and December 31, 2011 are as follows:

	March 31, 2012	December 31, 2011
Borrowings	1.47 ~ 4.50	1.8 ~ 4.62

3)	The fair value hierarchy

	The Group classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.

Level 3: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

‚	The fair value measurements classified by fair value hierarchy as of March 31, 2012 and December 31, 2011 and are as follows:

a.	March 31, 2012

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Available-for-sale financial assets	(Won)	3,089,318	—	829,511	3,918,829

Financial Liabilities
Derivatives liabilities	(Won)	—	25,446	—	25,446

b.	December 31, 2011

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Financial assets held for trading	(Won)	—	50,132	—	50,132
Available-for-sale financial assets		2,774,838	—	855,519	3,630,357

Financial Liabilities
Derivatives liabilities	(Won)	—	23,669	—	23,669

55

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

ƒ	Changes in financial assets classified as level 3 for the three-month period ended March 31, 2012 and for the year ended December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31 ,2011

Beginning	(Won)	855,519	603,747
Change to level 3		—	98,242
Other comprehensive income (loss)		(26,008)	153,530

Ending	(Won)	829,511	855,519

20. Share Capital and Contributed Surplus

(a)	Share capital

Under the Articles of Incorporation, the Company is authorized to issue 200 million shares of common stock with a par value of (Won)5,000 per share. As of March 31, 2012, exclusive of retired stock, 87,186,835 shares of common stock have been issued.

The Company is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. 9,293,790 shares of common stock were retired with the Board of Directors’ approvals.

As of March 31, 2012, total shares of ADRs of 52,974,264 are equivalent to 13,243,566 of common stock.

As of March 31, 2012, the ending balance of common stock amounts to (Won)482,403 million; however, it is different from par value of issued common stock, which amounted to (Won)435,934 million, due to retirement of treasury stock.

(b)	Capital surplus

Capital surplus as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011
Share premium	(Won)	463,825	463,825
Gains on disposal of treasury shares		763,867	763,867

	(Won)	1,227,692	1,227,692

56

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

21. Accumulated Other Comprehensive Income

(a)	Accumulated other comprehensive income as of March 31, 2012 and December 31, 2011 is comprised of the following:

(in millions of Won)	March 31, 2012		December 31, 2011

Accumulated changes in fair value of available-for-sale investments, net of tax	(Won)	390,652	156,707

(b)	The changes in fair value of available-for-sale investments for the three-month period ended March 31, 2012 and the year ended December 31, 2011 are as follows:

1)	For the three-month period ended March 31, 2012

(in millions of Won)	March 31, 2012

Beginning balance	(Won)	156,707
Changes in fair value of available-for-sale securities		288,473
Impairment of available-for-sale securities		20,161
Tax effects		(74,689)

Ending balance	(Won)	390,652

2)	For the year ended December 31, 2011

(in millions of Won)	December 31, 2011

Beginning balance	(Won)	1,079,038
Changes in fair value of available-for-sale securities		(952,484)
Reclassification to profit or loss upon disposal		(331,977)
Impairment of available-for-sale securities		107,377
Tax effects		254,753

Ending balance	(Won)	156,707

22. Treasury Shares

As of March 31, 2012, the Company holds 9,942,391 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

57

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

23. Retained Earnings

Retained earnings as of March 31, 2012 and December 31, 2011 are summarized as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Legal reserve	(Won)	241,202	241,202

Reserve for business rationalization		918,300	918,300

Reserve for research and manpower development		1,530,000	1,333,333

Appropriated retained earnings for business expansion		32,710,500	26,507,500

Appropriated retained earnings for dividends		1,858,726	1,626,993

Unappropriated retained earnings		835,984	7,495,292

	(Won)	38,094,712	38,122,620

24. Stock Appreciation Rights

(a)	The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

(per share, won)

	6th Grant

Granted		90,000
Exercised		78,000
Unexercised		12,000
Exercise price	(Won)	194,900
Exercise period		2007.4.29 ~ 2012.4.28

(b)	Expenses related to stock appreciation rights granted to executives incurred for the three-month period ended March 31, 2012 and the year ended December 31, 2011 are as follows:

(in millions of Won)	4th Grant	5th Grant	6th Grant	Total
Accumulated reversal of stock compensation expenses as of december 31, 2011	(83)	(11,211)	(6,156)	(17,450)
Stock compensation expenses for the three-month period ended March 31, 2011	—	—	375	375

58

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(c)	The Company uses a fair value approach for calculating remuneration cost. The method and assumption for computing fair value of stock appreciation rights are as follows:

	6th Grant
Risk-free rate of interest		3.43%
Expected exercise period		33 days
Expected price-volatility		0.0778
Rate of expected dividends		2.63%
Stock price	(Won)	380,000
Fair value	(Won)	184,803

25. Sales

Details of sales for the three-month periods ended March 31, 2012 and 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011
Revenues
Goods	(Won)	9,435,759	9,090,685
Others		24,660	21,437

	(Won)	9,460,419	9,112,122

59

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

26. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month periods ended March 31, 2012 and 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Wages and salaries	(Won)	45,555	42,894
Expenses related to defined benefit plan		5,422	7,235
Other employee benefits		17,498	15,497
Travel		4,063	4,776
Depreciation		6,236	5,311
Amortization		4,332	3,683
Rental		10,603	8,852
Repairs		2,803	2,910
Advertising		29,273	19,803
Research & development		31,931	41,066
Service fees		37,659	34,514
Supplies		3,322	3,497
Vehicles maintenance		1,831	1,677
Industry association fee		2,446	2,844
Training		3,425	3,339
Conference		1,455	1,756
(Reverse of) bad debt expenses		5,450	(2,629)
Others		8,412	8,708

	(Won)	221,716	205,733

(b)	Selling expenses

Selling expenses for the three-month periods ended March 31, 2012 and 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Freight and custody expenses	(Won)	222,278	192,207
Operating expenses for distribution center		2,267	1,867
Sales commissions		17,543	13,372
Sales advertising		72	8
Sales promotion		1,233	1,123
Samples		271	728
Sales insurance premium		2,631	2,715

	(Won)	246,295	212,020

60

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

27. Research and Development Expenses

Research and development expenses recognized as expense for the three-month periods ended March 31, 2012 and 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Selling and administrative expenses	(Won)	31,931	41,066
Cost of sales		90,832	80,005

	(Won)	122,763	121,071

28. Other Operating Income and Expenses

(a)	Other operating income

Details of other operating income for the three-month periods ended March 31, 2012 and 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Gain on disposals of property, plant and equipment	(Won)	1,765	3,443
Reversal of impairment of property, plant, and equipment		1,606	—
Miscellaneous income		5,915	7,874
Gain on disposals of assets held for sale		1,150	—

	(Won)	10,436	11,317

(b)	Other operating expenses

Details of other operating expenses for the three-month periods ended March 31, 2012 and 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Loss on disposals of property, plant, and equipment	(Won)	14,362	10,742
Reversal of other bad debt expenses		—	(51)
Donations		22,877	148
Idle tangible assets expenses		6,574	779
Miscellaneous loss		6,122	2,673
Loss on disposals of investment in subsidiaries and associates		395	—
Loss on disposals of assets held for sale		9,391	—

	(Won)	59,721	14,291

61

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

29. Expenses by nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2012 and 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Changes in inventories (*1)	(Won)	239,645	(196,622)
Raw materials and consumables used		6,424,231	6,487,133
Employee benefits expenses		308,701	324,533
Outsourced processing cost		494,391	451,555
Depreciation (*2)		445,460	413,132
Amortization		9,492	7,982
Research & development expenses		122,763	121,071
Electricity and water expenses		154,372	165,954
Service fees		52,582	50,058
Advertising expenses		29,274	19,803
Freight and custody expenses		222,278	192,207
Commission paid		17,543	13,372
Loss on disposal of property, plant, and equipment		14,362	10,742
Other expenses		513,607	141,547

	(Won)	9,048,701	8,202,467

(*1)	Changes in inventories include changes in product, semi-finished products and by-product.
(*2)	Includes depreciation of investment property.

62

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

30. Finance Income and Costs

(a)	Details of finance income and costs for the three-month periods ended March 31, 2012 and 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Finance income
Interest income	(Won)	29,133	26,094
Dividend income		139,164	91,306
Gain on disposals of financial assets held for trading		556	471
Gain on valuations of financial assets held for trading		—	550
Gain on foreign currency transactions		72,866	83,641
Gain on foreign currency translations		218,847	216,663
Gain on valuations of derivatives		7	604

		460,573	419,329

Finance costs
Interest expenses		(105,740)	(93,370)
Loss on foreign currency transactions		(54,310)	(59,354)
Loss on foreign currency translations		(20,129)	(11,863)
Impairment loss of available-for-sale investments		(20,161)	—
Others		(2,115)	(1,264)

	(Won)	(202,455)	(165,851)

31. Income Taxes

(a)	Income tax expense for the three-month periods ended March 31, 2012 and 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Current income taxes (*1)	(Won)	39,704	151,464
Deferred income tax due to temporary differences		180,806	106,560
Items recorded directly to shareholders’ equity		(78,797)	(10,929)

Income tax expense	(Won)	141,713	247,095

(*1)	Additional tax payments (or tax returns) arising from finalized tax assessments are added or deducted in current income taxes.

63

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(b)	The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the three-month periods ended March 31, 2012 and 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Net income before income tax expense	(Won)	680,272	1,174,451
Income tax expense computed at statutory rate		164,626	284,217
Adjustments:		(22,913)	(37,122)
Tax credit		(15,057)	(16,582)
Additional income taxes		2,923	—
Tax effects due to permanent differences		(6,250)	(2,244)
Difference from settlements of income tax accounts of prior periods		(5,746)	(8,056)
Others		1,217	(10,240)

Income tax expense	(Won)	141,713	247,095

Effective rate (%)		20.80%	21.00%

(c)	The income taxes charged directly to equity for the three-month periods ended March 31, 2012 and 2011 are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Net changes in fair value of available-for-sale investments	(Won)	(74,689)	33,191
Defined benefit plan actuarial gains		(4,108)	(24,049)
Gain on disposal of treasury shares		—	(20,071)

	(Won)	(78,797)	(10,929)

64

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(d)	The movements in deferred tax assets (liabilities) for the three-month periods ended March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012				December 31, 2011
	December 31, 2011		Inc (Dec)	March 31, 2012	December 31, 2010	Inc (Dec)	December 31, 2011
Deferred income tax due to temporary differences
Reserve for special repairs	(Won)	(29,659)	173	(29,486)	(27,776)	(1,883)	(29,659)
Reserve for technology developments		(358,160)	(3,832)	(361,992)	(264,000)	(94,160)	(358,160)
Depreciation expense		(63,228)	2,041	(61,187)	(65,129)	1,901	(63,228)
Prepaid expenses		21,879	8,585	30,464	18,851	3,028	21,879
Reappraisal of property plant and equipment		(553,205)	(38,235)	(591,440)	(345,058)	(208,147)	(553,205)
Loss on foreign currency translation		93,911	(48,861)	45,050	81,066	12,845	93,911
Defined benefit liability		102,738	1,271	104,009	130,271	(27,533)	102,738
plan assets		(124,536)	1,826	(122,710)	(151,406)	26,870	(124,536)
Accrued revenue		(2,314)	561	(1,753)	(6,600)	4,286	(2,314)
Others		283,880	(22,444)	261,436	332,126	(48,246)	283,880

		(628,694)	(98,915)	(727,609)	(297,655)	(331,039)	(628,694)

Deferred tax from tax credit
Tax credit carryforward		196,986	(3,094)	193,892	239,526	(42,540)	196,986

		196,986	(3,094)	193,892	239,526	(42,540)	196,986

Deferred income taxes recognized directly to equity
Gain (loss) on valuation of available-for-sale securities		(50,030)	(74,689)	(124,719)	(304,783)	254,753	(50,030)
Defined benefit plan actuarial gains (losses)		33,186	(4,108)	29,078	28,713	4,473	33,186

		(16,844)	(78,797)	(95,641)	(276,070)	259,226	(16,844)

	(Won)	(448,552)	(180,806)	(629,358)	(334,199)	(114,353)	(448,552)

(e)	Deferred tax assets and liabilities as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	March 31, 2012			December 31, 2011
	Assets	liabilities	Net	Assets	liabilities	Net
Deferred income tax due to temporary differences
Reserve for special repairs	—	29,486	(29,486)	—	29,659	(29,659)
Reserve for technology developments	—	361,992	(361,992)	—	358,160	(358,160)
Depreciation expense	15,303	76,490	(61,187)	15,661	78,889	(63,228)
Prepaid expenses	30,464	—	30,464	21,879	—	21,879
Reappraisal of property, plant and equipment	—	591,440	(591,440)	—	553,205	(553,205)
Loss on foreign currency translation	159,383	114,333	45,050	173,776	79,865	93,911
Defined benefit liability	104,009	—	104,009	102,738	—	102,738
Plan assets	—	122,710	(122,710)	—	124,536	(124,536)
Accrued revenue	—	1,753	(1,753)	—	2,314	(2,314)
Others	261,436	—	261,436	583,540	299,660	283,880

	570,595	1,298,204	(727,609)	897,594	1,526,288	(628,694)

Deferred tax from tax credit
Tax credit carryforward	193,892	—	193,892	196,986	—	196,986

	193,892	—	193,892	196,986	—	196,986

Deferred income taxes recognized directly to equity
Gain (loss) on valuation of available-for-sale securities	—	124,719	(124,719)	—	50,030	(50,030)
Defined benefit plan actuarial losses	29,078	—	29,078	33,186	—	33,186

	29,078	124,719	(95,641)	33,186	50,030	(16,844)

	793,565	1,422,923	(629,358)	1,127,766	1,576,318	(448,552)

(f)	As of March 31, 2012, the Company did not recognize the income tax effects associated with the taxable temporary differences of (Won)1,209,618 million (deferred tax liability (Won)173,981 million) relating to the valuation of equity method investments since it is remote that the taxable differences will be realized.

65

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

32. Basic and Diluted Earnings Per Share

(a)	Basic and diluted earnings per share for the three-month periods ended March 31, 2012 and 2011 are as follows:

(in millions of Won, except per share information)	March 31, 2012		March 31, 2011

Net income	(Won)	538,559	927,356
Weighted-average number of common shares outstanding (*1)		77,244,444	77,274,349
Basic and diluted earnings per share		6,972	12,001

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

	March 31, 2012		March 31, 2011

Total number of common shares issued		87,186,835	87,186,835
Weighted-average number of treasury shares		(9,942,391)	(9,912,486)

Weighted-average number of common shares outstanding	(Won)	77,244,444	77,274,349

66

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

33. Related Party Transactions

(a)	Significant transactions, which occurred in the ordinary course of business, with related companies for the three-month periods ended March 31, 2012 and 2011 are as follows:

	Sales and others (*1)			Purchase and others (*2)
(in millions of Won)	March 31, 2012		March 31, 2011	March 31, 2012	March 31, 2011

Subsidiaries (*3)
POSCO E&C Co., Ltd.	(Won)	3,696	4,174	279,072	310,871
POSCO Processing&Service		205,833	325,023	406,630	336,943
POSCO Coated & Color Steel Co., Ltd.		147,081	158,015	1,383	76
POSCO ICT Co., Ltd.		295	370	92,784	91,929
POSCO Chemtech Co., Ltd.		127,249	97,509	195,006	175,745
POSCO M-TECH CO.,LTD.		6,675	—	79,066	—
POSCO TMC CO., LTD.		46,071	40,095	225	77
POSCOAST Co., Ltd.		80,993	72,179	15,460	13,968
Daewoo International Corp.		1,091,888	798,888	2,850	334
POSCONST.CO.,LTD		63,844	21,372	923	1,282
POSCO America Corporation		177,861	64,689	8	—
POSCO Canada Ltd.		—	—	46,310	52,562
POSCO Asia Co., Ltd.		493,373	464,429	18,050	45,411
POSCO-Japan Co., Ltd.		350,250	308,515	6,547	14,939
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		40,175	17,405	2	—
POSCO-Mexico Co., Ltd.		64,948	60,964	—	—
Daewoo International Singapore Pte. Ltd.		—	—	9,904	75,798
Others		286,912	92,839	232,949	172,431

	(Won)	3,187,144	2,526,466	1,387,169	1,292,366

Associates (*3)
Posmate Co., Ltd.		246	283	12,081	12,904
POSCO M-TECH CO.,LTD.		—	5,310	—	67,637
SNNC Co., Ltd.		540	270	87,545	66,862
SUNG JIN GEOTEC Co., Ltd.		7,435	8,204	—	—
DONG BANG METAL IND.CO.,LTD.		28,835	8,258	—	—
USS-POSCO Industries (UPI)		85	122,233	101	—
Poschrome(Proprietary) Ltd.		—	—	17,374	16,801
Others		20,967	863	2,200	1,745

		58,108	145,421	119,301	165,949

	(Won)	3,245,252	2,671,887	1,506,470	1,458,315

(*1)	Sales and others include sales and insignificant other operating income. Sales are mainly sales of steel products and these are priced on an arms length basis.
(*2)	Purchases and others includes purchases and overhead costs. Purchases and others are mainly related to purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arms length basis.
(*3)	As of March 31, 2012, the Company provides guarantees for certain related parties (note 19).

67

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(b)	The related account balances as of March 31, 2012 and December 31, 2011 are as follows:

(in millions of Won)	Receivables (*1)			Payables (*1)
	March 31, 2012		December 31, 2011	March 31, 2012	December 31, 2011
Subsidiaries
POSCO E&C Co., Ltd.	(Won)	5,231	647	145,595	241,918
POSCO Processing & Service		104,747	88,838	10,478	1,512
POSCO Plantec		35	65	27,071	42,534
POSCO ICT Co., Ltd.		2,507	30	43,521	62,583
POSCO Coated & Color Steel Co., Ltd.		136,518	116,252	229	335
POSCO Chemtech Company Ltd.		46,060	37,808	80,781	82,048
POSCO TMC CO., LTD.		15,310	21,601	102	134
POSCOAST Co., Ltd.		44,577	33,266	9,100	7,090
Daewoo International Corp.		289,252	284,125	1,434	1,589
POSCONST.CO.,LTD		57,390	64,012	504	676
POSCO America Corporation		34,680	32,346	—	—
POSCO Asia Co., Ltd.		60,694	227,476	1,073	1,407
POSCO-TBPC Co., Ltd.		29,662	27,381	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		5,445	6,713	—	—
POSCO-Vietnam Co., Ltd.		441	422	—	—
POSCO-Japan Co., Ltd.		38,282	52,362	622	1,546
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		13,830	3,484	—	—
POSCO-Mexico Co., Ltd.		142,480	171,908	—	—
Others		72,494	81,255	72,202	83,201

	(Won)	1,099,635	1,249,991	392,712	526,573

Associate
Posmate Co., Ltd.		—	—	5,389	7,198
SNNC Co., Ltd.		150	223	4,452	23,187
DONG BANG METAL IND.CO.,LTD.		21,853	17,038	—	—
Others		2,001	4,122	6,737	809

		24,004	21,383	16,578	31,194

	(Won)	1,123,639	1,271,374	409,290	557,767

(*1)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payable and other payables.

68

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(c)	For the three-month periods ended March 31, 2012 and 2011, details of compensation to key management officers are as follows:

(in millions of Won)	March 31, 2012		March 31, 2011

Short-term benefits	(Won)	7,648	7,251
Long-term benefits		3,734	2,531
Retirement benefits		1,968	2,835

	(Won)	13,350	12,617

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. In addition to compensation described above, the Company provided stock appreciation rights to its executive officers and recorded reversal of stock compensation expenses amounted to (Won)375 million and (Won)1,669 million, respectively, for the three-month periods ended March 31, 2012 and March 31, 2011 (note 24).

34. Commitments and Contingencies

(a)	The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of March 31, 2012, 257 million tons of iron ore and 34.6 million tons of coal remained to be purchased under such long-term contracts.

(b)	The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

(c)	As of March 31, 2012, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 3.54 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

(d)	The Company is involved in 12 lawsuits and claims for alleged damages aggregating to (Won)10,647 million as of March 31, 2012 which arose in the ordinary course of business. The Company is unable to predict the possible outcome of the above claims. However, in the opinion of management, the foregoing lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. No provision is recorded in connection with the above lawsuits and claims as of March 31, 2012.

69

POSCO

Notes to Separate Interim Financial Statements, Continued

As of March 31, 2012

(Unaudited)

(e)	As of March 31, 2012, the Company has provided three blank promissory notes and a blank check to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

(f)	On April 25, 2012, Nippon Steel Corporation announced that it has filed civil lawsuits against the Company relating to claims of alleged improper acquisition and infringement of intellectual property rights related to the production of grain oriented electrical steel sheets. Nippon Steel Corporation announced that it is seeking an injunction to prohibit the Company from manufacturing and selling the allegedly infringing products as well as monetary damages. The Company has not received any petitions relating to these alleged claims.

35. Cash Flows from Operating Activities

(a)	Changes in operating assets and liabilities for the three-month periods ended March 31, 2012 and 2011 are as follows:

(in millions of Won)	March 31, 2012		December 31, 2011

Financial assets held for trading	(Won)	50,132	91,019
Trade accounts and notes receivable		(119,000)	(83,811)
Other accounts receivable		88,152	5,929
Advance payments		(1,021)	(24,339)
Prepaid expenses		(36,866)	(46,593)
Inventories		901,420	(590,683)
Long-term guarantee deposits		(369)	532
Other long-term assets		309	—
Trade accounts payable		(155,983)	415,361
Dividends payable		(27)	(38)
Accounts payable		(179,567)	(154,780)
Accrued expenses		(49,621)	13,945
Advances received		12,536	22,494
Withholdings		7,769	5,537
Unearned revenue		3,335	1,063
Other long-term liabilities		19,150	18,980
Payment severance benefits		(24,696)	(65,140)
Plan assets		11,997	16,484

	(Won)	527,650	(374,040)

70